This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on January 30, 2026, and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[________]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

Form F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Koei Group Co., Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Japan	4953	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Koei Group Co., Ltd.
Shinagawa Grand Central Tower 2-16-3 Konan,

Minato-ku, Tokyo, 108-0075 Japan

Telephone: +81-3-3450-0581

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Telephone: (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laura Anthony, Esq. Craig D. Linder, Esq. Anthony, Linder & Cacomanolis, PLLC 1700 Palm Beach Lakes Blvd., Suite 820 West Palm Beach, Florida 33401 Telephone: (561) 514-0936	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square, 40th Floor New York, NY 10036 Telephone: (212) 351-2626

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement becomes effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus does not constitute an offer to sell or a solicitation of an offer to purchase securities in any jurisdiction where offer or sale is not authorized.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JANUARY 30, 2026

Koei Group Co., Ltd.

[_________] American Depositary Shares

Representing [_______] Common Shares

This is the initial public offering of our common shares, no par value per share (which we refer to as our “common shares”), represented by American Depositary Shares (which we refer to as “ADSs”). [Each] ADS represents one common share. We are offering [_________] ADSs. We expect the initial public offering price per ADS to be between US$[___] and US$[___] per share. For purposes of this prospectus, the assumed initial public offering price per ADS is US$[___], the midpoint of the anticipated price range.

We are also seeking to register the (i) warrants to purchase [________] ADSs (or warrants to purchase [________] ADSs if the underwriters exercise the over-allotment option in full) (the “Representative’s Warrants”), being issued to the representative of the underwriters (the “Representative”) in connection with the offering, as well as (ii) [______] common shares underlying [________] ADSs (or [________] common shares underlying ADSs if the underwriters exercise the over-allotment option in full) issuable upon exercise of the Representative’s Warrants at an exercise price of $[____] per ADS (110% of the assumed initial public offering price).

Prior to this offering, there has been no public market for our common shares or for ADSs. We intend to list ADSs representing our common shares on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “KOEI.” We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the Nasdaq. We cannot guarantee that we will be successful in listing ADSs on the Nasdaq; however, we will not complete this offering unless we are so listed.

Unless otherwise noted, the share and per share information in this prospectus have been adjusted to give effect to the 30,000-for-1 stock split (“Forward Stock Split”) of our outstanding common shares, which was effective on September 8, 2025.

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary— Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in the ADSs involves a high degree of risk. Before purchasing any of the ADSs, potential investors should carefully read the discussion of the material risks of investing in ADSs under the heading “Risk Factors” beginning on page 20 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or recognized the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Per ADS		Total
Public offering price	$	[●]	$	[●]
Underwriting discounts and commissions (1)	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]

(1)	We have also agreed to issue warrants to Roth Capital Partners LLC, the Representative of the underwriters. Additionally, we have agreed to reimburse the Representative for accountable expenses. See “Underwriting” beginning on page 119 of this prospectus for additional information regarding the compensation payable to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to [______] additional ADSs solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting cash discounts and commissions payable by us will be US$[____], and the total proceeds to us, before expenses, will be US$[____].

Delivery of the ADSs is expected to be made on or about [____], 2026.

Roth Capital Partners

The date of this prospectus is                   , 2026

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us. Neither we nor the underwriters have authorized anyone to provide you with information that is different, and neither we nor the underwriters take any responsibility for, and provide any assurance as to the reliability of, any information, other than the information in this prospectus and any free writing prospectus prepared by us. We are offering to sell the ADSs, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. This prospectus is not an offer to sell, or a solicitation of an offer to buy, the ADSs in any jurisdictions where, or under any circumstances under which, the offer, sale, or solicitation is not permitted. The information in this prospectus and in any free writing prospectus prepared by us is accurate only as of the date on its respective cover, regardless of the time of delivery of this prospectus or any free writing prospectus or the time of any sale of the ADSs. Our business, results of operations, financial condition, or prospects may have changed since those dates.

Before you invest in the ADSs, you should read the registration statement (including the exhibits thereto and the documents incorporated by reference therein) of which this prospectus forms a part.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering, or the possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus.

Notice to prospective investors in Japan: The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations, and ministerial guidelines of Japan in effect at the relevant time.

i

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	the size and growth potential of the markets for our products or services, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products or services;

●	our ability to address effectively existing and new markets that we intend to target;

●	the impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to adhere to applicable environmental laws and recycling standards;

●	our ability to adjust to the rapid changes in technology may render some recycling methods ineffective or inefficient;

●	our ability to maintain compliance with energy conversion and recycling standards;

●	the inconsistent or insufficient supply of recyclable information technology or office automation system equipment;

●	our ability to continue to meet the Nasdaq requirements;

●	our ability to meet our other financial operating objectives;

●	the availability of qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and new business opportunities;

●	ability to secure intellectual property rights over our proprietary services;

●	our ability to be successful in new markets; and

●	our ability to avoid infringement of intellectual property rights.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under the heading “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, potential investors should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

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ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires or otherwise states, references to the “Company,” “we,” “us,” “our,” and similar references refer to Koei Group Co., Ltd. (formerly DARINGATE CO., LTD.), a Japanese corporation, and its direct and indirect subsidiaries, including, KOEI JAPAN CO., LTD., a Japanese corporation, KOEISING PTE. LTD., a Singaporean corporation, KOEI (THAILAND) CO., LTD., a Thai corporation, EPJ CO., LTD., a Japanese corporation and Koei US, Inc., a Texas corporation.

Our functional currency is the Japanese yen (which we refer to as “¥”). Our reporting currency is the U.S. dollar. The terms “$” or “US$” refer to U.S. dollars, the legal currency of the United States. Consistent with ASC 830, the reporting currency is converted at the following rates:

(US$1 = ¥)	February 28, 2025	February 29, 2024	February 28, 2023	August 31, 2025	August 31, 2024
Spot rate	¥149.58	¥150.73	¥136.34	¥146.93	¥144.89
Average rate	¥152.65	¥143.22	¥134.12	¥146.23	¥153.67

We make no representation that the Japanese yen or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate or at all.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (which we refer to as “US GAAP”). Our fiscal year ends on February 28 of each year, except in leap years when it ends on February 29, as does our reporting year. Therefore, any references to 2025 and 2024 are references to the fiscal and reporting years ended February 28, 2025 and February 29, 2024, respectively. Our most recent fiscal year ended on February 28, 2025. See Note 2 in our audited consolidated financial statements as of and for the years ended February 28, 2025 and February 29, 2024, included elsewhere in this prospectus for a discussion of the basis of presentation of financial statements.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The current ratio of common shares to ADSs as of the date of this prospectus is [one] ADS representing one common share.

NON-GAAP FINANCIAL MEASURES

In addition to U.S. GAAP measures, we also use Adjusted EBITDA and Adjusted EBITDA Margin as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in various places in this prospectus. These financial measures are presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with U.S. GAAP, and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. Adjusted EBITDA and Adjusted EBITDA Margin may differ from similarly titled measures presented by other companies.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with U.S. GAAP.

MARKET AND INDUSTRY DATA

This prospectus contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward-looking statements in this prospectus due to a variety of factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the forecasts and estimates.

TRADEMARKS AND COPYRIGHTS

We hold registered trademarks in Japan for “DARINGATE” and “KOEI” which were issued in 2025. This prospectus may also contain trademarks, service marks, and trade names of other companies that are the property of their respective owners. The use or display of trademarks, service marks, trade names or services of third parties in this prospectus does not imply, and should not be construed to imply, any affiliation, endorsement or sponsorship by the Company. For the convenience of readers only, some copyrights, trade names, and trademarks mentioned in this prospectus may appear without their ©, ® and ™ symbols.

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PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering, and selected information contained in this prospectus. This summary is not complete and does not contain all of the information that potential investors should consider before deciding whether to invest in our ADSs. For a more complete understanding of us and this offering, we encourage you to read and consider the more detailed information in this prospectus, including “Risk Factors” and the financial statements and related notes. As used in this prospectus, unless the context otherwise requires or otherwise states, references to “Koei,” the “Company,” “we,” “us,” “our,” and similar references refer to Koei Group Co., Ltd., a Japanese corporation, and its direct and indirect subsidiaries, including, KOEI JAPAN CO., LTD., a Japanese corporation, KOEISING PTE. LTD., a Singaporean corporation, KOEI (THAILAND) CO., LTD., a Thai corporation, EPJ CO., LTD., a Japanese corporation and Koei US, Inc., a Texas corporation.

Business Overview

Koei delivers secure, compliant, and sustainable solutions that protect data, recover resources, and enable customers to lead responsibly across the value chain. By transforming end-of-life technology and industrial waste into new value, we help fuel the global circular economy. We are a Japan-based holding company with consolidated subsidiaries in Japan, Singapore, Thailand, and the United States. Our business spans three primary areas—material recycling, information technology asset disposition (“ITAD”), and industrial waste management—with professional services in the United States representing a developing fourth business line.

Our operating subsidiaries include:

●	KOEI JAPAN CO., LTD., which oversees our recycling, industrial waste management, and ITAD operations in Japan;

●	KOEISING PTE. LTD., which operates an ITAD facility supporting secure recycling and data destruction services in Singapore;

●	KOEI (THAILAND) CO., LTD., which is in the process of establishing ITAD services and recycling operations to support the infrastructure and technology sectors in Thailand;

●	Koei US, Inc., which provides professional services and ITAD in the United States; and

●	EPJ Co., Ltd., which supports the expansion of our industrial waste management operations in Japan and to isolate legal and compliance risks associated with that business in a dedicated entity.

The following diagram reflects our current organizational structure as of the date of this prospectus:

(1)	On August 8, 2024, Koei acquired 100% equity interest in KOEI JAPAN CO., LTD. (“KOEI JAPAN”), which was formed on April 20, 1995, by exchanging all of its 286 common shares. As a result, KOEI JAPAN became a wholly owned subsidiary of Koei.
(2)	KOEISING PTE. LTD is a wholly owned subsidiary of KOEI JAPAN, formed on February 17, 2022.
(3)	As of August 31, 2025 and February 28, 2025, KOEI JAPAN held 99.99% ownership interest in KOEI THAILAND, which was formed on January 15, 2024, with the remaining 0.01% (equivalent to one share) held by the CEO of the Company. Given the immaterial impact of the non-controlling interest, no separate presentation was made in the consolidated financial statements. On December 19, 2025, the Company entered into an agreement to sell 49% ownership interest in KOEI THAILAND to HIDAKA HOLDINGS (2008) CO., LTD. The transaction is expected to be completed by the end of February 2026.
(4)	EPJ CO., LTD. was formed by Koei on March 10, 2025, to strengthen and expand our waste management operations in Japan.
(5)	On March 10, 2025, Koei entered into an agreement to purchase 51% shares of Nufika LLC (“Nufika”) from Robert Wagner, the Company’s Chief Business Officer and a director, Maki Wagner, the Company’s Chief Communications Officer and a director, and Hannah Wagner, who is Robert Wagner’s daughter. Nufika was formed on January 3, 2023, and is headquartered in Texas and has historically provided professional services to the energy sector, with limited ITAD activities to date. Koei acquired Nufika for the purpose of business expansion in the US. The deal was closed on March 10, 2025, with a total cash consideration of US$1,000,000. On February 26, 2025, Nufika was converted from an LLC to C-Corporation in Texas and has been renamed to “Koei US, Inc.”

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We process a wide range of products, including information technology (“IT”) equipment, office automation (“OA”) equipment, consumer electronics, circuit boards, non-ferrous metals, and large industrial machinery. Our vertically integrated operation combines manual dismantling, two large industrial crushers with different crushing methods, and advanced sorting equipment capable of particle size separation, aluminum separation, and electromagnetic metal separation to recover a variety of materials, including gold, silver, palladium, copper, aluminum, and iron. These materials are sold to metal smelters and refiners, contributing to the global supply chain of critical raw materials.

Our ITAD services provide secure, compliant, and ESG-aligned solutions to corporations, government agencies, and institutional clients. We deliver a range of services, including certified data erasure, physical destruction, and asset resale. Data sanitization is performed through a combination of physical destruction, magnetic degaussing, and software-based erasure within secure, licensed facilities.

We operate dedicated ITAD facilities in Japan and Singapore, both of which maintain security protocols aligned with industry standards. In Japan, we also deploy mobile shredding units—specially equipped vehicles that perform on-site destruction directly at customer locations, eliminating transport risk and reinforcing data protection.

Refurbishable assets are resold under strict quality control standards, generating revenue while supporting clients’ ESG objectives. Our ITAD operations contribute to sustainability goals by enabling reuse, reducing landfill waste, and recovering critical components. We also participate in leading regulatory frameworks such as the Carbon Disclosure Project (“CDP”) and Taskforce on Nature-related Financial Disclosures (“TNFD”), and are certified under the Science Based Targets initiative (SBTi) to reduce Scope 1 and Scope 2 greenhouse gas emissions.

In Japan, we operate a licensed industrial waste management business through KOEI JAPAN Co., Ltd. (“Koei Japan”), offering a one-stop solution that includes collection, transport, intermediate treatment, and resource recovery. We maintain licenses and favorable certifications in 46 of Japan’s 47 prefectures (excluding Okinawa), and operate certified treatment facilities in Yokohama City and Kitakyushu City. These operations comply with Japan’s Waste Management and Public Cleansing Act, the Secondhand Goods Business Act, and other applicable environmental regulations. We also own EPJ Co., Ltd., established in 2025 to further strengthen and expand our waste management operations in Japan.

Japan’s demanding regulatory environment—among the most rigorous globally—requires deep operational discipline, transparency, and technical expertise. Our ability to operate at scale within this framework is the result of decades of infrastructure investment, regulatory engagement, and strict internal controls. This platform supports our broader international expansion and underpins our reputation as a trusted, high-compliance partner.

Approximately 97% of our revenue for the six months ended August 31, 2025 and 2024, was derived from the sale of recycled materials and reused IT assets, with the remaining 3% from industrial waste management and other services fees. For the six months ended August 31, 2025 and 2024, the Company reported revenues of US$25,631,170 and US$25,557,281, respectively, net income attributable to Koei Group Co., Ltd. of US$1,136,389 and US$1,067,578, respectively, and had net cash provided by operating activities of US$3,640,660 and US$2,930,089, respectively. As stated in the unaudited consolidated financial statements, as of August 31, 2025, the Company had retained earnings of US$6,406,906.

Over 95% of our revenue for the fiscal years ended February 28, 2025 and February 29, 2024, was derived from the sale of recycled materials and reused IT assets, with the remaining 5% from industrial waste management and other services fees. For the years ended February 28, 2025 and February 29, 2024, the Company reported revenues of US$43,837,761 and US$35,857,180, respectively, net income of US$1,185,085 and US$1,325,252, respectively, and had net cash provided by operating activities of US$1,092,623 and US$2,851,277, respectively.

Our integrated model, breadth of licensed services, internationally recognized certifications (ISO9001, ISO14001, ISO27001, ISO45001, R2v3), and reputation for reliability position us to serve both public- and private-sector customers globally. In Japan, our competitive strength is further reinforced by our three major recycling centers, which anchor our operations and support deep, long-standing relationships with municipalities and enterprise clients. Our environmental commitment has been recognized with a “B” score from the CDP—a leading international nonprofit that evaluates climate-related performance on an eight-tier scale (A, A-, B, B-, C, C-, D, D-, F). This rating reflects our adherence to emissions, safety, and resource recovery standards, and supports our positioning as a trusted partner for ESG-aligned operations.

Our international expansion reflects a focused strategy targeting markets with rising demand for secure, compliant, and ESG-aligned services. In January 2024, we established KOEI (THAILAND) CO., LTD. (“Koei Thailand”), and on December 19, 2025, the Company entered into an agreement to sell a 49% ownership interest in Koei Thailand to HIDAKA HOLDINGS (2008) CO., LTD., for the purpose of business expansion in Southeast Asia by partnering with the established ferrous scrap recycling company in Thailand. The transaction is expected to be completed by the end of February 2026, for a total cash consideration of THB980,000 (approximately US$30,000). In March 2025, we acquired a 51% interest in Koei US, Inc. (“Koei US”), a Texas-based professional services firm formerly operating as Nufika LLC. Koei Thailand is evaluating facility development for ITAD services. Koei US, which historically served the energy sector, is a licensed engineering firm in Texas and staffed by employees and contractors. Neither currently operates a dedicated ITAD facility, though both are integral to our long-term growth plans.

We see significant opportunity in the U.S. and Southeast Asia, where industrialization, digital infrastructure investment, and regulatory tightening are accelerating demand for secure asset disposition and material recovery. In Texas, we believe that Koei US is positioned to offer professional services and asset disposition services, particularly for energy, operational technology (“OT”), and digital infrastructure clients—offering a multimode service model for the U.S. market.

As we scale internationally, we are committed to disciplined investment, operational efficiency, and selective customer and contract targeting. We seek to preserve margin stability while pursuing expansion into higher-value service areas, including engineering, consulting, and technology-enabled offerings. We operate under standardized Basic Sales Agreements (BSAs) and Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreements (IWCTD Agreements), each containing customary protections and termination provisions.

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As part of our belief in continuous improvement, we have made and will continue to make strategic investments to enhance our operations and service offerings. We have invested in advanced process automation technologies, including Japan’s largest 4-axis shredders, vertical crushers, industrial-scale crushers, and sorting systems. These upgrades are designed to improve operational efficiency, increase data and environmental security, and support the responsible recovery of critical resources. In parallel, we are also exploring the possibility of developing proprietary technologies that build on our decades of operational and process expertise; however, no formal initiatives have been launched, and there is currently no established timeline or definitive development plan in place.

Koei is driven by a bold ambition: to transform end-of-life assets into engines of renewal, supporting the next generation of infrastructure resilience and advancing the circular economy. We believe the future demands more than sustainability—it calls for regeneration. Through strategic investments in technology, talent, and stewardship, we are building a secure, compliant, and globally scalable platform that delivers data-driven sustainable solutions. Our goal is to help businesses reduce risk, unlock value, and lead responsibly across the entire value chain.

Our Recycling and ITAD Facilities

Our recycling and ITAD operations are anchored by three strategically located facilities in Japan and one ITAD-focused facility in Singapore. Across all locations, we aim to maintain uniform standards of operational excellence, with a blend of precise manual disassembly and industrial-scale mechanical processing designed to maximize recycling rates, material purity, and regulatory compliance.

Yokohama Kanazawa Recycling Center (Kanagawa Prefecture, Japan)

●	Serves as our flagship facility for both material recycling and ITAD.

●	Owned by Koei Japan; spans approximately 9,900 square meters.

●	Houses Japan’s largest 4-axis shredders, vertical crushers, industrial-scale crushers, and optical sorting systems.

●	Supports high-efficiency recovery of materials containing precious metals, rare earth elements, and both ferrous and non-ferrous.

●	Includes a high-security ITAD-designated area with ISO27001- and R2v3-certified data erasure and destruction controls.

●	Security infrastructure includes surveillance cameras, infrared sensors, secure rooms, metal detection, pocketless uniforms, and card-based access control.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018, R2v3, licensed for intermediate industrial waste treatment by Yokohama City

Kitakyushu Recycling Center (Fukuoka Prefecture, Japan)

●	Supports material recycling and ITAD.

●	Leased facility (approx. 4,400 square meters)

●	Equipped with crushers and sorting systems.

●	Supports high-efficiency recovery of materials containing precious metals, rare earth elements, and both ferrous and non-ferrous.

●	Contains ISO27001-compliant secure data destruction room and refurbishment lines.

●	Security infrastructure includes surveillance cameras, secure rooms, metal detection, pocketless uniforms, and card-based access control.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018, licensed for intermediate industrial waste treatment by Kitakyushu City

Chubu Recycling Center (Aichi Prefecture, Japan)

●	Specializes in ITAD and material recycling.

●	Leased facility of approx. 449 square meters.

●	Focused on manual dismantling, high-purity material separation, and secure destruction.

●	Security infrastructure includes surveillance cameras, metal detection, pocketless uniforms, and card-based access control, log tracking, and locked cargo.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018

●	Specializes in ITAD and material recycling.

●	Leased facility of approx. 449 square meters.

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Singapore ITAD Facility

●	Purpose-built for Southeast Asian enterprise clients; smaller in scale but aligned with group quality standards.

●	Offers certified data sanitization, physical destruction, and compliant recycling services.

●	Certifications: ISO9001:2015, bizSAFE3

Japanese Environmental Performance and Compliance

●	Certified CFC recovery ensures the safe treatment of refrigerants in accordance with Japan’s fluorocarbon regulations.

●	Received a “B” environmental performance rating from the Carbon Disclosure Project (CDP) in 2024. A “B” rating is considered a strong result, signifying that the company is managing its climate-related risks and taking concrete action.

●	Certified under the Science Based Targets initiative (SBTi) for greenhouse gas reduction and endorsed the Taskforce on Nature-related Financial Disclosures (TNFD), reinforcing our long-term commitment to sustainability and transparency.

Industry Overview and Market Opportunity

Koei operates at the intersection of two dynamic global sectors: resource recycling and asset disposition. Macroeconomic trends, regulatory pressures, rapid digital infrastructure expansion, and technological shifts accelerating critical mineral demand are driving heightened demand for secure, compliant, and sustainable solutions to manage the lifecycle of digital infrastructure, OT systems, and industrial materials. We believe that Koei is positioned to capitalize on accelerating global demand for secure, compliant, and sustainable lifecycle solutions across ITAD, recycling, and professional services.

Global Resource Recovery and Circular Economy Trends

As governments and enterprises transition toward sustainable, circular models, there is a growing imperative to minimize waste and reintroduce materials into productive use. According to Grand View Research, rising metal prices and shorter product life cycles of consumer and electronic gadgets are intensifying pressure on ecosystems and supply chains.1

In response, regulatory and corporate initiatives are increasingly prioritizing the recovery of high-value secondary raw materials—particularly gold, copper, palladium, and rare earth elements—essential to electronics, renewable energy systems, and advanced manufacturing. We believe that companies like Koei, with expertise in disassembly, sorting, and metal recovery, are critical to this supply chain.

Rising E-Waste Volumes and End-of-Life Asset Turnover

The Global E-waste Monitor 2024 reports that 62 million metric tons of e-waste were generated worldwide in 2023, with annual growth exceeding 2 million tons. Less than 20% of this volume is formally collected and recycled. Organizations face mounting challenges managing large inventories of end-of-life assets—ranging from smartphones to industrial control systems—amid increasing scrutiny over data privacy, traceability, and environmental performance. The accelerated deployment of AI, cloud computing, and hyperscale infrastructure is further shortening asset lifecycles, amplifying the need for secure, sustainable ITAD and recycling services.

Japan’s Regulatory Leadership in Waste Management

Japan is among the most tightly regulated waste management environments globally. Operators must comply with the Waste Management and Public Cleansing Act, Secondhand Goods Business Act, Air and Water Pollution Control Acts, Fire Service Act, and other stringent frameworks that govern licensing, documentation, and environmental safety.

Koei Japan holds waste collection and treatment licenses in 46 of Japan’s 47 prefectures (excluding Okinawa) and operates intermediate treatment centers in Yokohama and Kitakyushu. Our streamlined industrial waste disposal service maximizes the recovery of high-value materials, significantly reduces landfill waste, and minimizes environmental impacts—achieving a 100% recycling rate for our primary product: discarded office equipment. Our operations are certified under ISO9001, ISO14001, ISO27001, ISO45001, and R2v3—demonstrating rigorous adherence to global standards. Long-term experience navigating these conditions serves as a strategic asset as we expand internationally.

1 Grand View Research, 2025, Metal Recycling: Market Analysis, 2025

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Digital Infrastructure Modernization and OTAD

Digital transformation in sectors such as energy, manufacturing, logistics, and infrastructure is expanding the footprint of OT systems—including supervisory control and data acquisition (“SCADA”) components, industrial sensors, programmable logic controllers (“PLCs”), and ruggedized computing hardware.

As legacy systems are replaced with next-generation technologies, there is demand for OT asset disposition (“OTAD”) services that combine secure disposition with technical expertise. Conventional ITAD vendors may lack the technical expertise required to support clients with these systems and the environments where they are located. We are developing capabilities and intend to support these markets.

Tightening Global Regulation and ESG Pressures

Regulators worldwide are imposing stricter mandates on data protection, environmental performance, and responsible material handling. Enterprises and public institutions face mounting pressure to demonstrate compliance with global frameworks. Koei’s licenses, certifications, and operational transparency position us to serve as both a qualified vendor and trusted partner in helping clients meet these evolving obligations.

Rising Demand for Critical Material Recovery

Supply chain vulnerabilities and geopolitical instability have made the recovery of critical raw materials—such as gold, copper, palladium, and rare earth elements—a strategic priority. The growth of renewable energy, electric vehicles, and AI-driven systems is amplifying global competition for these inputs.

Koei’s material recovery operations help reduce dependence on virgin extraction and directly support customer sustainability, resiliency, and resource security goals aligned with circular economy principles.

Market Opportunity in Japan, Southeast Asia and the U.S.

Japan’s ITAD and metals recycling markets are expanding, fueled by industrial modernization, smart infrastructure, and rising sustainability mandates. Together, they represent a significant long-term opportunity to capture value from secure decommissioning of technology assets and the growing demand for recycled metals across key industries.

Southeast Asia is undergoing rapid industrialization, digital infrastructure investment, and regulatory maturation—creating fertile ground for Koei’s Japanese operating model. We are expanding in Singapore and Thailand to meet rising institutional demand for secure, auditable, and ESG-aligned recycling and ITAD services.

In the United States, we are shifting towards integrated lifecycle solutions that meet sustainability mandates, data security needs, and regulatory compliance. Koei US provides an established foothold for us to deliver services into a mature but evolving market.

Our Solution

Koei aims to deliver a secure, and sustainable solution for the responsible disposition of end-of-life technology, industrial waste materials, and OT infrastructure. Our integrated platform combines certified recycling, ITAD, OTAD, and professional services to address the evolving needs of enterprise, industrial, and government clients.

End-to-End Recycling and Material Recovery

We operate a vertically integrated recycling infrastructure encompassing the collection, dismantling, processing, and resale of recovered raw materials. Our facilities in Japan feature manual disassembly lines, industrial-scale shredders and crushers, and sorters. These capabilities support efficient extraction of materials including precious metals, rare earth elements, and both ferrous and non-ferrous from a wide range of inputs—including IT devices, OA equipment, home appliances, and industrial machinery. By maximizing recovery yield and purity, we help reduce global dependence on virgin materials while advancing corporate and national circular economy objectives.

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Secure ITAD and OTAD Services

Our ITAD platform provides full-spectrum, audit-ready services for end-of-life IT assets, including:

●	Certified data erasure;

●	On-site and off-site physical destruction;

●	Resale of qualified assets; and

●	R2v3-compliant downstream recycling.

All operations align with ISO27001 for information security. In Japan, we operate mobile shredding units that offer secure, customer-facing destruction at the point of origin—delivered via a specially equipped Isuzu ELF 4-ton truck. This service aims to enhance trust, eliminate transport risks, and is designed for urban mobility. We plan to scale this ITAD business model across the Southeast Asia region by expanding existing ITAD business in Singapore and setting up new ITAD center in Thailand within a few years.

In the United States, we are building OTAD capabilities intended to securely decommission OT environments such as SCADA systems, PLCs, and ruggedized computing devices. Our OTAD processes will be aligned with industry standards and best practices.

We believe that this positions us to be a leading provider able to meet stringent data protection and infrastructure risk standards in critical industries.

Licensed Industrial Waste Management

In Japan, we offer fully certified collection, transport, and intermediate treatment of regulated industrial waste through Koei Japan. Our services are licensed in 46 prefectures and supported by certifications including ISO9001, ISO14001, ISO45001, and R2v3. We process diverse waste streams—including IT, industrial machinery, and dismantled appliances—under a compliance-driven framework optimized for auditability and environmental stewardship. Our certified CFC recovery operations ensure safe handling of refrigerants and hazardous materials, aligned with national fluorocarbon control regulations.

Professional Services

Koei US currently provides professional services to clients in the energy, manufacturing, and industrial sectors. Our offerings currently include:

●	Project and discipline engineering;

●	Technology enabled digital services;

●	Systems integration;

●	Operations and business consulting; and

●	Strategic advisory for modernization.

As we grow internationally, the intent is to add these professional service capabilities in other markets, where there is demand for infrastructure development and ESG-aligned modernization.

Our professional services use industry best practices and are intended to support digital infrastructure, OT systems, and production and manufacturing environments. By integrating these services with physical asset disposition and recycling, we are delivering a full-lifecycle offering—from strategic planning to execution and compliance assurance.

We believe that these knowledge-based services complement our asset disposition services by providing strategic guidance to customers navigating digital transformation, infrastructure modernization, and sustainability initiatives.

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Technology Enabled Digital Services

We are exploring proprietary technologies that build on decades of field experience across recycling, ITAD, and operations. Our innovation strategy focuses on:

●	Operational and process automation tools and systems utilizing AI;

●	Enhanced environmental and data security; and

●	New commercial applications in resource recovery and infrastructure lifecycle management.

These initiatives are designed to strengthen scalability, improve customer value, and support long-term competitive differentiation in global circular economy and digital infrastructure markets.

Key Benefits to Customers

Koei provides enterprise, government, and industrial clients with an integrated, end-to-end platform for secure, compliant, and sustainable management of technology assets, OT systems, and industrial waste. Bundled solutions help customers reduce risk, meet regulatory and ESG requirements, and enhance operational efficiency throughout the asset lifecycle.

Comprehensive Lifecycle Solutions

By delivering a broad range of capabilities—from decommissioning and data erasure to material recovery, industrial waste treatment, and professional services we seek to simplify vendor management, reduce total cost of ownership, and improve service for our customers.

Secure Data Destruction and Regulatory Assurance

Our services comply with globally recognized standards, including:

●	ISO27001 – Information Security;

●	ISO9001 – Quality Management;

●	ISO14001 – Environmental Management;

●	ISO45001 – Occupational Health and Safety; and

●	R2v3 – Responsible Recycling.

We offer certified data erasure, auditable chain-of-custody protocols, and secure physical destruction, helping clients safeguard sensitive data and meet jurisdiction-specific privacy, ESG, and environmental disclosure obligations.

These frameworks aim to provide additional assurance to infrastructure operators and regulated industries managing complex digital and physical transitions.

OT Asset Management

Through Koei US, we offer OT asset management services tailored to operational infrastructure—such as SCADA systems, PLC networks, and ruggedized computing hardware—across sectors like energy, manufacturing, and utilities. We believe that our combined technical and regulatory expertise allows us to manage assets that may be beyond the scope of conventional ITAD providers, reducing customer risk in highly regulated or mission-critical environments.

Professional Services

Koei US’s professional services team provides strategic and technical advisory support for operating environments, infrastructure modernization, and digital transformation projects. We believe that these knowledge-based services complement our physical asset recovery offerings, enabling us to support clients through planning, execution, and compliance.

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Sustainability and Circular Economy Enablement

Our recycling and ITAD operations help clients meet their sustainability and net-zero goals by:

●	Diverting materials from landfill;

●	Reducing scope 3 emissions;

●	Recovering critical raw materials;

●	Enabling reuse through refurbishment; and

●	Providing auditable ESG documentation through internationally recognized reporting frameworks.

We also support closed-loop recovery programs and resource efficiency mandates for multinational clients, public-sector agencies, and infrastructure operators.

Competition and Competitive Strengths

There are many competitors, from large companies to new entrants in our industry. Price competition with other companies in the same industry is considered to exist in every country, and price competition is essential for ITAD and materials. In Japan, our main competitors are the following three companies, but we seek to differentiate ourselves through our permits, certification standards, and environmental measures and have built a strong customer base.

●	Japan System Care Co., Ltd. is engaged in the ITAD business and reuse business.

●	Broadlink Co., Ltd is engaged in the ITAD business and reuse business.

●	Matsuda Sangyo Co., Ltd. is engaged in the precious metals and foods businesses.

We believe that Koei is uniquely positioned at the nexus of sustainability, digital transformation, and infrastructure modernization. We believe that our integrated platform, regulatory credibility, and technical capabilities distinguish us from both regional recyclers and global ITAD or professional services incumbents.

Leadership in One of the World’s Most Stringent Regulatory Markets

Our operations in Japan—a country with some of the strictest environmental and industrial waste regulations globally—demonstrate deep compliance expertise and institutional discipline. We maintain licenses in 46 of 47 prefectures, operate certified intermediate treatment facilities, and consistently pass rigorous inspections. We believe that this track record validates our ability to operate under high scrutiny and positions us to scale responsibly in other complex jurisdictions.

Integrated Full-Lifecycle Platform

Koei is a provider that can globally offer end-to-end services across:

●	ITAD and OTAD;

●	Material recovery and resale;

●	Industrial waste collection and treatment; and

●	Professional services.

We believe that this breadth enables us to serve as a single-source partner for clients requiring secure asset disposition, ESG compliance, and infrastructure modernization. Our bundled model delivers operational efficiency and customer value not available through fragmented or single-service vendors.

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OT Asset Lifecycle Management

Through Koei US, we provide asset management services for OT systems such as SCADA systems, PLC networks, and industrial automation equipment. Managing these assets often requires specialized expertise, protocols, and on-site capabilities that are may be outside the scope of traditional IT asset services. Our experience in these areas allows us to support the full lifecycle of OT infrastructure, positioning us as a reliable partner for energy, manufacturing, and industrial operators.

Scalable, Discipline-Based International Growth Strategy

We are exporting our proven Japanese operating model—characterized by its rigor, thorough documentation, and strong compliance standards—into Southeast Asia and North America. This model adapts to local frameworks while maintaining global service quality and audit standards. Our strategic and methodical expansion is designed to preserve margins, mitigate risk, and unlock sustainable growth opportunities across maturing asset disposition and industrial recycling markets.

Growth Strategies

Koei is focused on disciplined international expansion, margin-enhancing service integration, and innovation to capture long-term demand for secure, compliant, and sustainable asset disposition, material recycling, and professional services. Our strategy is built around proven operational foundations, scalable infrastructure, and targeted investment in growth markets.

Expand Our International Footprint with a Focus on Southeast Asia and North America

We are aiming to scale our Japanese operating model— characterized by strict regulatory compliance, operational transparency, and a commitment to ESG principles—into geographies undergoing rapid industrial and digital transformation.

●	Japan: We established EPJ Co., Ltd. in 2025 to expand our industrial waste treatment capacity and plan to launch a new ITAD center in the Kansai region to support domestic growth.

●	Singapore: We are evaluating mergers or acquisitions of local recyclers to accelerate market penetration and infrastructure scale.

●	Thailand: Through Koei Thailand, we plan to construct a dedicated ITAD center in the Sirachah region and are exploring strategic alliances with major domestic recycling firms.

●	United States: Koei US enables entry into North America. We offer professional services and will look to establish operations supporting asset disposition market as well as technology enabled digital services.

Scale OTAD Capabilities

Through Koei US, we are pursuing OT service offerings that serve sectors with complex industrial systems, including:

●	Energy;

●	Utilities; and

●	Manufacturing.

Our goal is to be a leader in these segments of our business by integrating secure decommissioning, professional services, and compliance with industry standard cybersecurity and infrastructure risk frameworks. We believe that OTAD has the potential to be an under-addressed category that complements our core recycling and ITAD operations.

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Deepen Customer Engagement Through Cross-Selling and Bundled Solutions

We are seeking to enhance customer value and wallet share by offering bundled, lifecycle-oriented service packages that combine:

●	Material recycling;

●	ITAD and OTAD;

●	Industrial waste management; and

●	Professional services.

We believe that this approach allows us to serve as a single-source provider for customers navigating infrastructure modernization, ESG targets, and end-of-life compliance challenges.

Expand Industrial Waste Management Capacity and Efficiency

Through EPJ Co., Ltd., we are enhancing our industrial waste operations in Japan by:

●	Expanding intermediate treatment capacity;

●	Optimizing transportation and logistics; and

●	Deploying mobile processing units, including secure on-site shredding vehicles.

We believe that these improvements will increase throughput, improve client coverage, and support margin stability through greater operational leverage.

Pursue Strategic Acquisitions and Partnerships

We are actively evaluating selective acquisitions and alliances to strengthen our platform. Focus areas include:

●	ITAD and recycling providers in target markets;

●	Professional and operational service firms; and

●	Adjacent verticals such as industrial or medical waste management.

Our M&A strategy is guided by operational and financial discipline, with a focus on cultural fit, regulatory readiness, and synergies that support our platform’s long-term scalability.

Expand Margin Profile Through Professional Services

We aim to continue scaling our professional services—currently supported by Koei US—in the U.S. and may phase into Japan and Southeast Asia in time. These services may include:

●	Project and discipline engineering;

●	Technology enabled digital services;

●	Systems integration; and

●	IT/OT modernization consulting.

We believe that these engagements can provide revenue, increase retention, and position Koei as a lifecycle partner rather than a commodity vendor.

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Develop Technology Enabled Digital Services to Support Scalability and Competitive Advantage

We are exploring the development of proprietary tools and platforms to improve:

●	Asset handling, classification, and tracking;

●	Automation of recycling and data destruction workflows; and

●	Operational and process data and workflow management.

These efforts will be designed to support scalability, protect margins, and create defensible advantages in an increasingly digital and compliance-driven asset lifecycle market.

Our Customers

Koei serves a diverse and expanding customer base that includes multinational corporations, public-sector entities, infrastructure operators, and industrial enterprises. Our integrated platform—spanning recycling, ITAD, industrial waste management, and professional services—allows us to address complex, evolving customer needs across geographies and industries.

We operate primarily under a Business-to-Business (B2B) model, serving organizations that prioritize regulatory compliance, data security, and environmental stewardship. While our current focus is institutional, we are evaluating future service models to reach individual consumers through mobile or digital offerings.

Large Enterprises and Multinational Corporations

We provide end-to-end lifecycle solutions to large enterprises and multinational corporations across:

●	Finance and insurance;

●	Energy and utilities;

●	Manufacturing and industrial automation;

●	Technology and telecommunications; and

●	Logistics and supply chain.

Public Sector and Government Agencies

We serve municipal and national entities managing sensitive IT assets and regulated waste. We believe that our track record of compliance, chain-of-custody integrity, and ISO/R2v3 credentials make us a trusted partner for mission-critical projects—particularly in Japan, where we hold licenses in 46 prefectures.

Infrastructure Operators and Industrial Enterprises

Through our professional services capabilities, we can serve utilities, industrials, manufacturing, and logistics operators undergoing infrastructure modernization with secure decommissioning and upgrades of SCADA systems, PLCs, ruggedized computing, and legacy control equipment—delivered with technical assurance and regulatory alignment.

Data Centers and Cloud Infrastructure Providers

We can support hyperscale and enterprise data centers with:

●	ITAD;

●	On-site or off-site data destruction;

●	Certified downstream recycling; and

●	Critical material recovery.

This is expected to be a growing segment for Koei, especially in regions like Texas and Southeast Asia where AI and cloud infrastructure are scaling.

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Small and Medium-Sized Enterprises (SMEs)

In Japan, we support SMEs through mobile shredding units and modular service offerings. These solutions enable on-site secure data destruction and flexible recycling for clients with lower volume but high compliance needs. We plan to expand similar service formats into Singapore and Thailand.

Customer Acquisition and Digital Marketing

We leverage performance-driven digital marketing strategies across key regions. Between August 2023 and July 2024:

●	Japan: Generated 46,199 website clicks and 120 customer orders.

●	Singapore: Generated 5,995 clicks and 111 customer orders.

Our campaigns focus on high-conversion landing pages and targeted search advertising. We continue to refine our digital strategy to cost-effectively grow demand and conversion in high-priority regions.

Material Sourcing

Our material inputs are sourced from a wide range of upstream channels:

●	45% from home appliance recycling facilities;

●	26% from manufacturers;

●	20% from IT and telecommunications companies;

●	7% from leasing companies; and

●	2% from government agencies and institutional sources.

This diversified sourcing ensures consistent volumes, pricing resilience, and alignment with customer ESG and compliance priorities.

Reliance on Copper in Our Recycling Operations

A substantial portion of our material throughput and recycling revenue remains concentrated in copper and copper-based materials. For the fiscal year ended February 28, 2025, copper and copper-containing inputs accounted for approximately 75.6% of the total materials processed. The remaining material mix comprised circuit boards (15.6%), aluminum (5.8%), iron (2.2%), and other materials (0.8%), with such other materials including stainless steel, batteries, special metals, recycled paper, plastics, and waste oil. Within our copper processing operations in the fiscal year ended February 28, 2025, primary copper-related input categories included motors (21.2%), radiators (20.6%), raw copper (18.2%), miscellaneous copper-containing items (8.0%), and electric wires (7.7%). A notable element of our processing is the “black motor” separation technique: approximately 21.2% of our copper recovery is derived from dismantling metal casings to extract internal copper windings, a process that also yields residual aluminum, iron, and other metals. We have continued and expect to continue this reliance on copper for the fiscal year ended February 28, 2026.

Our recycled metals, including copper and other recovered metals, are sold directly to smelters and refiners, feeding back into the global metals supply chain. As such, our business is directly connected to and influenced by the global supply, demand, and pricing dynamics for copper and other base and precious metals. Given the significant role of copper in our business, global market trends in copper demand, supply constraints, production, and pricing are of central importance to our operations and results.

For a detailed description of our reliance on copper in our recycling operations, see “Description of Business— Reliance on Copper in Our Recycling Operations” on page 76 of this prospectus.

Recent Developments

For a detailed description of recent developments of the Company, see “Description of Business—Recent Developments” on page 76 of this prospectus.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”). As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to reporting companies that make filings with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). For so long as we remain an emerging growth company, we will not be required to, among other things:

●	present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”);

●	disclose certain executive compensation related items; and

●	seek shareholder non-binding advisory votes on certain executive compensation matters and golden parachute arrangements, to the extent applicable to our Company as a foreign private issuer.

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The JOBS Act also permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which means the market value of our common shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three- year period.

In addition, we report in accordance with SEC rules and regulations applicable to a “foreign private issuer.” As a foreign private issuer, we will take advantage of certain provisions under the rules that allow us to follow the laws of Japan for certain corporate governance matters. Even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations with respect to a security registered under the Exchange Act;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (which we refer to as “Regulation FD”), which regulates selective disclosures of material information by issuers.

As a foreign private issuer, we have four months after the end of each fiscal year to file our annual report on Form 20-F with the SEC. In addition, our executive officers, directors, and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act.

Foreign private issuers, like emerging growth companies, are exempt from certain more stringent executive compensation disclosure rules. As such, even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are not a foreign private issuer.

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We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

(i)	the majority of our executive officers or directors are U.S. citizens or residents;

(ii)	more than 50% of our assets are located in the United States; or

(iii)	our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Corporate Information

Koei Group Co., Ltd. (“Koei”) was incorporated under the laws of Japan on August 8, 2024, under the name DARINGATE CO., LTD., and changed its name to the current name on May 8, 2025.   Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our principal executive office is located at 2-16-3 Konan, Minato-ku, Tokyo 108-0075, Japan. Our telephone number is +81-3-3450-0581. Our website address is https://koeigrp.com/. Information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider it part of this prospectus. The address of our website is included in this prospectus for informational purposes only.

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THE OFFERING

Issuer:	Koei Group Co., Ltd.

ADSs offered by us:	[_________] ADSs (up to ____________ ADSs if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price per ADS is $____ per ADS, the midpoint of the anticipated price range.

Public offering price:	For purposes of this prospectus, the assumed initial public offering price per ADS is US$[____] (which is the midpoint of the price range set forth on the cover page of this prospectus). The actual offering price per ADS will be as determined between the underwriters and us based on market conditions at the time of pricing. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

Over-allotment option:	We have granted to the underwriters an option to purchase up to an additional [______] ADSs (15% of the number of ADSs sold in this offering) exercisable solely to cover over-allotments, if any, at the applicable public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in full or in part at any time and from time to time until 45 days after the date of this prospectus.

Common shares outstanding before this offering:	8,580,000 common shares(1)

Common shares expected to be outstanding immediately after this offering:	[___________] common shares (or [_________] common shares if the underwriters exercise in full their option to purchase additional common shares represented by ADSs).

Representative’s Warrants	The registration statement of which this prospectus is a part also registers for sale warrants to purchase [________] ADSs (5.0% of the ADSs sold in this offering) to be issued to Roth Capital Partners, LLC as Representative of the underwriters (referred to in this prospectus as the Representative) and/or its affiliates (or warrants to purchase [________] ADSs if the underwriters exercise the over-allotment option in full) and the common shares underlying the ADSs issuable upon exercise of such warrants, as a portion of the underwriting compensation payable in connection with this offering. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from the closing of the offering and expiring five (5) years from the effectiveness of the registration statement, at an exercise price of US$[____] (110% of the assumed public offering price of the ADSs). Please see “Underwriting— Representative’s Warrants” for a description of these warrants.

The ADSs	[Each] ADS represents one common share. ADSs are registered and delivered by ___________, as depositary. ADSs may be evidenced by American depositary receipts (which we refer to as “ADRs”) or may be uncertificated.

The depositary will be the holder of record of the common shares underlying the ADSs, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary, and owners and beneficial owners of ADSs from time to time.

Subject to certain pre-clearance requirements under Japanese law, you may surrender your ADSs to the depositary to withdraw the common shares underlying your ADSs. The depositary will charge you a fee for such an exchange. Pursuant to the Companies Act of Japan, you will only be entitled to receive that number of common shares that comprise a “Unit” or an integral multiple thereof. Currently, a “Unit” is comprised of one share.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement, as amended, if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, a form of which is an exhibit to the registration statement to which this prospectus forms a part.

Depositary	_________________________

Use of proceeds:	We expect to receive net proceeds from this offering of approximately US$[__________] (or approximately US$[__________] if the underwriters exercise the over-allotment option in full) after deducting estimated underwriting discounts and commissions of US$[______] (7.0% of the gross proceeds of the offering) (or approximately US$[______] if the Representative exercises in full its over-allotment option) and after our offering expenses, estimated at US$[___]. We intend to use the net proceeds from this offering to fund (i) strategic expansion initiatives, including potential acquisitions of complementary businesses in Japan and international markets, in order to strengthen our operational footprint, customer base, and technological capabilities, (ii) capital expenditures, including the purchase of recycling and processing equipment, automation upgrades, and the lease or purchase of facilities to support our growth in Japan and international markets and (iii) general corporate purposes, including personnel expansion, administrative infrastructure, and working capital. See “Use of Proceeds.”

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Risk factors:	See “Risk Factors” beginning on page 20 of this prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in our ADSs.

Listing:	We intend to list ADSs representing our common shares on the Nasdaq under the symbol “KOEI” upon our satisfaction of Nasdaq’s initial listing criteria, including the completion of this offering. If we do not meet all of Nasdaq’s initial listing criteria, we will not complete this offering.

Lock-Ups:	We, all of our directors and officers, and holders of our outstanding securities (or securities convertible into our common shares) have agreed not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common shares or securities convertible into common shares without the prior written consent of the Representative for a period of twelve (12) months from the date on which the trading of the ADSs on the Nasdaq commences, subject to certain limited exceptions. See “Underwriting—Lock-Up Agreements.”

Dividend policy:	We have not paid annual dividends to shareholders in the past. Following our public offering, the payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on many factors on which the common shareholders or directors may determine not to do so.

(1) Unless we indicate otherwise, all information in this prospectus:

●	is based on 8,580,000 common shares issued and outstanding as of January 30, 2026;

●	assumes no exercise by the Representative of its option to purchase up to an additional [_______] common shares represented by [______] ADSs to cover over-allotments, if any;

●	excludes the number of common shares underlying 171,600 stock acquisition rights (with an exercise price of ¥1 (US$0.01) per common share) equal to 2% of the issued and outstanding common shares on a fully diluted basis as of the day prior to the successful listing on the Nasdaq, subject to adjustment as provided in the stock acquisition rights agreement; and

●	excludes [______] common shares represented by [________] ADSs underlying the warrants to be issued to the Representative and/or its affiliates in connection with this offering (assuming the underwriters exercise the over-allotment option in full).

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SUMMARY OF RISK FACTORS

Below is a summary of material risks, uncertainties and other factors that could have a material effect on the Company and its operations:

●	We are a holding company and depend upon our operating subsidiaries for our cash flows.

●	Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

●

There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

●	It may not be possible for investors to effect service of process within the United States upon most our directors, corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

●	Emerging technologies or materials could render certain recycling methods ineffective or obsolete.

●	Variations in the quality or composition of collected materials can impact the efficiency of recycling and resource recovery.

●	Handling and dismantling complex equipment may lead to inefficiencies or delays.

●	Fluctuations in the market value of recovered metals and other materials can impact profitability.

●	Failure to meet customer expectations in consultations, appraisals, or recycling processes may lead to loss of business.

●	The presence of other recycling companies with lower costs or more advanced technologies can erode market share.

●	The Company’s operations involve the secure erasure, destruction, and disposal of sensitive customer data, making data security a critical component of its business.

●	Managing the dismantling, recycling, and disposal of diverse IT assets poses operational challenges that could disrupt the Company’s services.

●	The ITAD industry is highly competitive, with other service providers offering cost-effective or technologically superior solutions.

●	The Company’s activities, including the handling of hazardous materials such as mercury, batteries, and plastics, pose significant environmental risks.

●	The Company’s reliance on a combination of manual and mechanized processes, including large crushers and shredders, introduces operational vulnerabilities.

●	The collection and transportation of industrial waste across 46 prefectures (excluding Okinawa) introduce logistical challenges and risks.

●	Even if the ADSs are listed on the Nasdaq, there can be no assurance that we will be able to comply with the Nasdaq’s continued listing standards.

●	The price of our ADSs could be subject to rapid and substantial volatility.

●	The price of the ADSs may fluctuate substantially.

●	Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

●	If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

●	We may incur significant taxation from an investigation by the tax authority in Japan.

●	We may face restrictions on foreign investment related to Foreign Exchange and Foreign Trade Act in Japan.

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RISK FACTORS

An investment in the ADSs is highly speculative and involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this prospectus, including the audited financial statements and the related notes included in this prospectus, before deciding whether to invest in the ADSs. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market price of the ADSs could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

General Risks Related to our Business

We are a holding company and depend upon our operating subsidiaries for our cash flows.

We are a Japanese holding company engaged in the resource recycling business through our direct and indirect operating subsidiaries KOEI JAPAN CO., LTD. (formerly Koei Shoji Co., Ltd.), a Japanese corporation, KOEISING PTE. LTD. (formerly DARINGATE PTE. LTD.), a Singaporean corporation, KOEI (THAILAND) CO., LTD., a Thai corporation, Koei US, Inc., a Texas corporation and EPJ CO., LTD., a Japanese corporation. As a holding company incorporated under Japanese law with no material operations of its own, the Company’s operations have been conducted by its subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our operating subsidiaries and the payment of funds by these operating subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our operating subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our operating subsidiaries when needed could have a material adverse effect on our business, results of operations or financial condition.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to equity holders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our ADSs. Furthermore, if we issue equity securities, holders of our ADSs will experience dilution, and the new equity securities could have rights senior to those of our common shares and ADSs. Any additional equity or equity-linked financings would be dilutive to our holders of ADSs. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, holders of our ADSs bear the risk of our future securities offerings reducing the market price of our ADSs and diluting their interest.

There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either:

(i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or

(ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raise in this offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

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The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the market price of the ADSs in this offering, a decrease in the market price of the ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We believe we were not a PFIC in prior taxable year 2024 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2024.

If we are a PFIC for any taxable year during which a U.S. holder (as defined below) owns common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations for U.S. Holders” for further information. We have not determined, if we were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares or ADSs. The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our common shares or ADSs.

It may not be possible for investors to effect service of process within the United States upon most of our directors, corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock corporation organized under Japanese law. Most of our directors, corporate auditors and executive officers reside in Japan, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Japan, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States. A Japanese court may refuse to apply provisions of U.S. securities laws in original actions, or to enforce judgments of U.S. courts that are based on such provisions, if it considers such provisions to be contrary to the public policy of Japan. The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters, and a Japanese court may deem that there is not sufficient basis for the reciprocity on the enforcement of judgments. Therefore, if you obtain a civil judgment by a U.S. court, you may not be able to enforce it in Japan.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (which we refer to as the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ fiduciary duties and obligations, and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

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Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency is Japanese yen and reporting currency is the US dollar. Substantially all of our revenues are generated in Japan, but we adopted the US dollar as our reporting currency. We are exposed to fluctuations in the foreign currency exchange rate. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by governmental policies and domestic and international economic and political developments. Any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take any actions to manage our foreign currency exposure, such as entering into hedging transactions.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and the Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq, including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee under our board. In addition, we are not required under the Exchange Act to file current reports and financial statements with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor. For a detailed description of our home country corporate governance practices see “Management - Corporate Governance Practices” of this prospectus.

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency”; and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

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In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our membership interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

If we fail to maintain effective internal control over financial reporting, the price of our securities may be adversely affected.

We are committed to improving our financial reporting processes. We plan on contracting with an outside certified public accountant to assist us in maintaining our disclosure controls and procedures and the preparation of our financial statements for the foreseeable future. We also plan on increasing the size of our accounting staff at the appropriate time for our business and our size to ameliorate our concern that we do not effectively segregate certain accounting duties or have adequate staffing. We believe the foregoing actions would resolve these material weaknesses in disclosure controls and procedures. However, there can be no assurances as to the timing of any such actions or that we will be able to do so. Any failure by us to implement the changes necessary to maintain an effective system of internal controls could harm our operating results materially and cause investors and financial analysts to lose confidence in our reported financial information. Any such loss of confidence in the investment community would have a negative effect on the trading and price of our common stock.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and have an adverse effect on the value of our securities.

As a public company, we would be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Further, we will be required to report any changes in internal controls on an annual basis. In addition, we would be required to furnish a report by management on the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will design, implement, and test the internal controls over financial reporting required to comply with these obligations. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the value of our securities could be negatively affected. We also could become subject to investigations by the Commission or other regulatory authorities, which could require additional financial and management resources.

As an emerging growth company, our auditor will not be required to attest to the effectiveness of our internal controls.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls in our annual reports on Form 20-F (commencing with the filing of the second annual report on Form 20-F after the effectiveness of this registration statement), we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company (as described below), we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

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Upon becoming a public company, we will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

Upon becoming a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act has imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting the later of our second annual report on Form 20-F or the first annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. While we currently have an internal audit group, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve our existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on the value of our securities, and could adversely affect our ability to access the capital markets.

We depend on certain officers of the Company, the loss of whom could materially harm our business.

We rely upon the accumulated knowledge, skills and experience of the officers and personnel of our Company and its affiliates. If Mamoru Iwamoto, our Chief Executive Officer, or any of the other officers or personnel were to leave the Company or become incapacitated, we might suffer in our planning and execution of business strategy and operations, impacting our brand and financial results.

Our operations are highly regulated.

Japan has strict Waste Disposal and Public Cleansing Law, which requires detailed compliance with laws and regulations and applies punitive measures for certain failures of compliance. For example, in Japan where the Company primarily operates, waste management, recycling, and hazardous material disposal are governed by strict local and national regulations, such as the Waste Management and Public Cleansing Act and the Act on the Promotion of Effective Utilization of Resources. Under these laws and regulations, KOEI JAPAN CO., LTD. has obtained approval for industrial waste collection and transport businesses from 46 prefectures in Japan (excluding Okinawa Prefecture), and has obtained approval for industrial waste treatment businesses from two cities, Yokohama and Kitakyushu. In addition, we have acquired ISO9001, ISO14001, ISO27001, and ISO45001 certification, which are international standards, as well as R2ver3 certification. However, if such licenses, permits, or approvals are revoked or not renewed for some reason in the future, the Company’s business activities may be hindered and its business performance may be affected.

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The Company is also subject to the Secondhand Goods Business Act, a Japanese regulation that governs businesses involved in the purchase, sale, or exchange of “secondhand goods” to ensure the proper management of such transactions and prevent the distribution of stolen or illegal items. Failure to comply with the requirements of the Secondhand Goods Business Act, such as operating without a license, improper record-keeping, or dealing in stolen goods, can result in penalties, suspension of business operations, or revocation of the license. The Company is also subject to the Fire Service Act, which is a fundamental law in Japan designed to prevent, guard against, and suppress fires, as well as to protect the lives, health, and property of citizens in the event of a fire. Businesses are required to comply with fire safety regulations based on the size, type, and purpose of their facilities. This includes conducting regular inspections, maintaining fire equipment, and ensuring that evacuation routes and emergency exits are unobstructed and clearly marked. For facilities handling flammable or hazardous materials, such as those involved in recycling and industrial waste management, the Act imposes stricter safety measures to prevent fire outbreaks and mitigate potential hazards.

The Company is also subject to the Noise Regulation Law and Vibration Regulation Law, which are Japanese environmental laws designed to mitigate pollution from noise and vibration, thereby protecting the health and well-being of people as well as preserving the surrounding environment. These laws establish standards for acceptable levels of noise and vibration based on the type of area (e.g., residential, industrial, or commercial zones) and the time of day, with stricter limits typically applied to residential and night-time areas. The Company is also subject to the Air Pollution Control Law and Water Pollution Control Law, which are key environmental regulations in Japan aimed at preventing and mitigating air and water pollution, thereby protecting public health and preserving ecosystems. The Company, which operates recycling centers and handles industrial waste, must adhere to these laws by implementing robust air and water pollution control measures, including the voluntary measurement of dust and water quality. Non-compliance with these laws can result in penalties, operational restrictions, or reputational damage.

Failure to comply with the foregoing, as well as the revision or abolition of these laws and regulations, or the emergence of new legal restrictions in the future may also have an impact on our Company’s business performance. Non-compliance with these regulations, or with international standards applicable to certain operations, could result in severe consequences, including fines, legal disputes, reputational damage, or even suspension of operations. Furthermore, any changes or tightening of these regulations may require the Company to incur significant costs to adapt its processes and ensure compliance.

Certain weather and environmental events, such as fire, lightning, bursts and explosions, wind, hail, snow, and water damage, can cause damage to our ITAD center, recycling center, plants and factory used in its business operations.

Fire insurance policies can be acquired to prepare for such events. However, they may be insufficient. In addition, earthquake insurance can be purchased along with fire insurance. However, this could also prove to be insufficient. We currently carry business liability insurance and fire insurance. We have not incurred claims that were unable to be covered by insurance in the past. Not all perils are covered by insurance, as some are subject to insurance exclusions. For example, earthquake insurance does not pay out if there is no damage to the building itself, but only to gates, fences, or hedges, nor does it pay out for damage caused by war, civil war, or other similar events or riots. Damage caused by land subsidence, uplift, movement, or vibration. will also not be paid. In the event of a significant loss, insurance coverage may be insufficient to restore the property. Factors such as inflation, changes in building codes and ordinances, and environmental considerations may make it impossible to restore the property with insurance proceeds if the underlying property is damaged or destroyed.

We may not be able to attract and retain a sufficient number of personnel needed to maintain and grow our business.

The business we conduct is greatly dependent on the number of personnel that we can attract and retain. In addition, it is imperative to train and secure personnel who have expertise in material recycling, and accordingly we plan to retain and train personnel who we believe can support the medium-to long-term growth of the Company and strengthen young and mid-career personnel. However, if we are unable to attract and retain a sufficient number of purchase/sales personnel needed to maintain and grow our business, it would have an adverse effect on our business operations as well as our ability to grow our business.

If we fail to protect personal information of business partners, customers and others, it would have an adverse effect on our reputation and may impact the value of your investment.

In the course of our business activities, the Company acquires and holds personal information of business partners, customers, and others, and is subject to regulations under the Act on the Protection of Personal Information and other laws in Japan. In the event of a leak of personal information held by the Company, the Company’s reputation and business performance may be affected by claims for damages or loss of credibility and this could result in a loss of investors, and the value of your investment in us could be adversely affected.

A material amount of our revenues may be concentrated in one or more large customers. If we lose or experience a significant reduction in such customers, our revenues may decrease substantially and our results of operations and financial condition may be harmed.

For the years ended February 28, 2025 and February 29, 2024, with respect to our sales of recycled materials business, we reported total revenues of US$42,048,099 and US$34,112,949, respectively. For the six months ended August 31, 2025 and 2024, with respect to our sales of recycled materials business, we reported total revenues of US$24,765,719 and US$24,820,755, respectively.

It is the nature of our business that a high concentration of our revenue is in the sale of recycled materials and therefore when we sell our recycled materials there is a tendency to have large customers who purchase our materials. It is important to build trust in our business relationship by continuing to provide high quality and pure materials which include metals such as gold, silver, palladium, copper, aluminum, and iron. With such effort, these customers have been repeat customers, from which we generate a large percentage of our revenues. We rely on these purchasers and there is a risk that these purchasers may be unable to make payment under their obligations to us thereby affecting our revenues.

During the year ended February 28, 2025, we generated 17% and 17% of total revenues from two customers, Customers PI CollaboTech, Inc. and TOWA Co., Ltd., respectively. During the year ended February 29, 2024, we generated 11% and 16% of total revenues from two customers, PI CollaboTech, Inc. and Jyougen Sangyou Co., Ltd., respectively. During the six months ended August 31, 2025, we generated 28% and 17% of total revenues from two customers, Customers PI CollaboTech, Inc. and TOWA Co., Ltd., respectively. During the six months ended August 31, 2024, we generated 19% and 16% of total revenues from two customers, PI CollaboTech, Inc. and TOWA Co., Ltd., respectively.

Our business may rely on one or more large suppliers. If we lose or experience significant difficulty in purchasing from, such suppliers, our revenue may decrease substantially and our results of operations and financial condition may be harmed.

Suppliers for our material recycling business include home appliance recycling plants, manufacturers and IT and telecommunications/ICT companies for the purchase mainly of Information Technology (“IT”) equipment, Office Automation System (“OA”) equipment, disassembled home appliances, circuit boards, and nonferrous metals. If we should encounter delays or difficulties in obtaining these supplies, our business related to these supplies and our financial condition, results of operations and reputation could be adversely affected.

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During the years ended February 28, 2025 and February 29, 2024, we made 10% and 11% of total purchases from one supplier, Nishinihon Kaden Recycle Corporation, respectively. During the six months ended August 31, 2025, we made 17% and 10% of total purchases from two suppliers, LY Corporation and RBN Co., Ltd., respectively. During the six months ended August 31, 2024, we made 14% of total purchases from one supplier, LY Corporation.

Our reliance on copper in our recycling operations exposes us to significant market volatility, fluctuations in global copper supply, demand, and price could materially and adversely affect our business, financial condition, and results of operations.

A substantial portion of our material throughput and recycling revenue remains concentrated in copper and copper-based materials. For the fiscal year ended February 28, 2025, copper and copper-containing inputs accounted for approximately 75.6% of the total materials processed. The remaining material mix comprised circuit boards (15.6%), aluminum (5.8%), iron (2.2%), and other materials (0.8%), with such other materials including stainless steel, batteries, special metals, recycled paper, plastics, and waste oil. Within our copper processing operations in the fiscal year ended February 28, 2025, primary copper-related input categories included motors (21.2%), radiators (20.6%), raw copper (18.2%), miscellaneous copper-containing items (8.0%), and electric wires (7.7%). A notable element of our processing is the “black motor” separation technique: approximately 21.2% of our copper recovery is derived from dismantling metal casings to extract internal copper windings, a process that also yields residual aluminum, iron, and other metals. We have continued and expect to continue this reliance on copper for the fiscal year ended February 28, 2026.

Our recycled metals, including copper and other recovered metals, are sold directly to smelters and refiners, feeding back into the global metals supply chain. As such, our business is directly connected to and influenced by the global supply, demand, and pricing dynamics for copper and other base and precious metals. Given the significant role of copper in our business, global market trends in copper demand, supply constraints, production, and pricing are of central importance to our operations and results.

The copper market can be extremely volatile and unpredictable. For example, in 2025, copper prices surged sharply due to global supply-tightness, mine output disruptions, and increased demand from renewable energy, electrification, electric vehicles, data centers, and infrastructure build-outs (see article titled “Copper Smashes Records as Supply Fears Intensify Amidst LME Withdrawal Surge” dated December 3, 2025 at financial conent.com https://www.financialcontent.com/article/marketminute-2025-12-3-copper-smashes-records-as-supply-fears-intensify-amidst-lme-withdrawal-surge). Several supply-side constraints are contributing to the tight market, for example many existing copper mines face declining ore grades, long lead times for new mine development, environmental and regulatory constraints, labor and energy-cost pressures, and capital-intensity of greenfield mining projects, all contributing to structural scarcity risk (see article titled “Can copper supply keep up with surging demand?” dated November 20, 2025, by Wood Mackenzie https://www.woodmac.com/blogs/the-edge/can-copper-supply-keep-up-with-surging-demand/). Analysts anticipate continued growth in global copper demand, for example one recent forecast projects demand to rise by approximately 24% by 2035, driven by growth in infrastructure, electrification, data centers, renewable energy, and emerging economies’ industrialization (see article titled “Copper demand set to surge 24% by 2035 as four key disruptors reshape global markets” dated October 15, 2025, by Wood Mackenzie https://www.woodmac.com/press-releases/soaring-copper-demand-an-obstacle-to-future-growth/).

These market dynamics create both potential upside and significant downside risk for us. A drop in copper prices, whether from a softening in global demand, increased mine supply, macroeconomic slowdown, or substitution of alternative materials, would likely reduce the revenue we obtain from copper recycling, compress profit margins, and reduce cash flow from our recycling operations. A sustained price increase or supply scarcity may impair our ability to source sufficient scrap copper at economically attractive prices, tightening our input supply pipeline, increasing competition for scrap, and driving up procurement costs, which could squeeze margins even if output remains constant. Given the high share of copper relative to our total processed materials, any adverse shift in the copper market could have a disproportionately large negative impact on our overall financial performance and working capital requirements.

Additionally, because a portion of our recovered metals includes other base and precious metals (aluminum, iron, gold, silver, palladium), volatility in commodity markets more broadly, including shifting demand patterns and recycling and refining capacity constraints, could further magnify financial uncertainty. Our business depends not only on market demand for recycled metals but also on our ability to operate our processing facilities effectively. Disruptions including mechanical failure of crushers or sorting equipment, maintenance outages, changes in scrap-material availability, regulatory changes affecting waste and recycling, or logistical disruption in our supply chain, could impair our ability to deliver recovered metals to smelters and refiners when needed. If any of the foregoing risks materialize, they could materially and adversely affect our business, financial condition, and results of operations.

If we are unable to effectively manage inflationary pressures on our operating costs, profitability, and financial performance, our business, financial condition, and results of operations could be materially and adversely affected.

Our results of operations and financial condition have been and may continue to be materially impacted by significant inflationary pressures in the economy. This includes volatility and increases in costs for raw materials, supplies, labor, transportation, and other critical inputs. We may not be able to fully offset these increased costs, which would adversely affect our financial results and operating margins. Specific inflationary pressures we are facing include:

●	Labor costs: The competitive labor market and rising cost of living have required us to increase wages, benefits, and incentives to attract and retain qualified employees. If these costs continue to increase, they could negatively affect our operating expenses and profit margins.

●	Raw materials and supplies: We have experienced increased prices for key raw materials and components necessary for our products. Prolonged inflation could make these costs unpredictable and lead to higher manufacturing expenses.

●	Transportation and logistics: Fuel costs and other transportation-related expenses have risen, increasing the costs associated with moving our goods and raw materials. Supply chain disruptions have also driven up logistics expenses.

●	Third-party service costs: Inflation may impact the costs of third-party services that are essential to our operations, such as maintenance, technology, and insurance. We may see an increase in these contract-based expenses.

●	Capital expenditures: Higher costs for materials and labor could increase the expense of capital projects and equipment procurement. This may require us to delay or scale back investments in our business.

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To mitigate these effects, we have implemented or plan to undertake the following actions:

●	Price adjustments: We may increase the prices of our products and services to customers to help offset rising costs. However, our ability to do so is dependent on market conditions and competitive factors.

●	Cost-reduction initiatives: We are actively pursuing opportunities to reduce operating costs through improved efficiency, resource optimization, and supplier negotiations.

●	Supply chain diversification: To reduce our reliance on single sources of supply, we are working to diversify our supply chain relationships to mitigate the impact of specific raw material or logistics cost increases.

There can be no assurance that these efforts will be successful in fully mitigating the adverse impacts of inflation. If we are unable to effectively manage these pressures, our business, financial condition, and results of operations could be materially and adversely affected.

Material risks for a foreign shareholder due to Japanese share handling regulations include potential delays in receiving information, the risk of a lapsed standing proxy relationship, and the reliance on third-party service providers.

Based on Japanese share handling regulations, a non-resident shareholder must either appoint a standing proxy in Japan or designate a temporary Japanese mailing address to receive notices. Material risks for a foreign shareholder related to this requirement include potential delays in receiving information, the risk of a lapsed standing proxy relationship, and the reliance on third-party service providers.

Important corporate communications, such as notices for shareholders’ meetings, are often dispatched close to the meeting date. If sent to the standing proxy or temporary address, the documents still need to be forwarded to the shareholder’s actual foreign residence. This extra transit time increases the risk that the shareholder will receive the information too late to evaluate it properly or respond effectively. The condensed timeline for receiving and reviewing meeting materials, especially when there is a delay in forwarding, may impede a shareholder’s ability to participate in proxy voting. This can effectively disenfranchise the shareholder on key corporate decisions.

Failure to maintain the standing proxy arrangement could result in the shareholder not receiving important notifications and potentially facing non-compliance issues with Japanese regulations. The shareholder is responsible for ensuring the arrangement remains valid. Using a standing proxy or temporary address creates an additional administrative layer. Non-resident shareholders must rely on these third parties to promptly and accurately process and forward all shareholder-related communications, from meeting notices to special dividend announcements.

Risks Related to Our Material Recycling Business

Emerging technologies or materials could render certain recycling methods ineffective or obsolete.

The recycling industry is subject to rapid advancements in technologies and the emergence of new materials. In Japan, where innovation is at the forefront, emerging technologies or the introduction of novel materials could render the Company’s current recycling methods or processes ineffective or obsolete. Failure to adapt to these technological changes or invest in updated recycling techniques may reduce operational efficiency, increase costs, and impact the Company’s competitive position in the market.

Variations in the quality or composition of collected materials can impact the efficiency of recycling and resource recovery.

The efficiency of the Company’s recycling and resource recovery operations depends significantly on the quality and composition of the materials collected, such as home appliances, IT equipment, office automation systems, and circuit boards. Variations in these materials, including the presence of contaminants, inconsistencies in metal content, or degradation of components, can impact the effectiveness of recycling processes. These challenges may lead to increased operational costs, reduced recovery rates, and potential difficulties in meeting customer expectations or environmental standards.

Handling and dismantling complex equipment may lead to inefficiencies or delays.

The Company’s operations involve handling and dismantling complex equipment, such as circuit boards, which require specialized processes and expertise. Challenges in efficiently processing such materials, such as difficulty in separating valuable components from non-recyclable parts, may lead to operational inefficiencies, delays, or increased costs. Additionally, technical difficulties or unforeseen issues during dismantling could disrupt workflows, impact resource recovery rates, and affect the Company’s ability to meet customer or regulatory requirements.

Dismantling IT and OA equipment involves risks of workplace accidents, which can result in liabilities and downtime.

The dismantling of IT and office automation (OA) equipment involves inherent risks of workplace accidents, such as injuries from handling sharp components, exposure to hazardous substances, or equipment malfunctions. Such incidents could lead to significant liabilities, operational downtime, and increased costs related to medical expenses, legal claims, or compliance with occupational health and safety regulations. Furthermore, repeated accidents or safety concerns could damage the Company’s reputation and affect employee morale.

The Company’s handling of IT equipment and other items containing confidential information poses significant risks of data breaches during collection and transportation.

Despite the use of security carts and compliance with ISO27001 standards, there is always a potential risk of information leakage or unauthorized access to sensitive data. If security protocols fail, it could result in significant reputational damage, loss of customer trust, and legal liabilities. As the Company expands its operations to handle a wide variety of information assets, the need for stringent and constantly monitored security measures becomes increasingly critical.

The recovery of chlorofluorocarbons (CFCs) is subject to strict environmental regulations.

As a registered Class I fluorocarbon recovery operator, the Company is required to ensure proper handling, recovery, and disposal of CFCs to prevent environmental harm. Any mishandling or accidental release of CFCs could lead to severe penalties, regulatory scrutiny, and reputational damage. Additionally, evolving regulations on fluorocarbon management could impose additional compliance costs and operational adjustments, impacting the Company’s profitability.

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Fluctuations in the market value of recovered metals and other materials can impact profitability.

The Company’s profitability is significantly influenced by the market value of recovered metals and other recyclable materials. These market values can be highly volatile, driven by factors such as global demand and supply dynamics, changes in economic conditions, fluctuations in commodity prices, and geopolitical developments. For example, a sudden decline in the demand for certain metals or a drop in global prices could reduce the revenue generated from recycling operations, even if volumes remain consistent. Conversely, unexpected price increases in raw materials could encourage manufacturers to shift to alternative resources, potentially reducing the demand for recycled materials. This inherent unpredictability in market conditions poses a significant challenge to financial stability and long-term planning. Failure to effectively manage or hedge against such fluctuations could adversely impact the company’s operational margins, investment capabilities, and overall competitiveness in the recycling industry.

In periods of economic stress, demand for recycled materials may decline, affecting revenues.

The demand for recycled materials is closely tied to the overall economic environment. During periods of economic stress or recession, industries that rely on recycled materials, such as manufacturing and construction, often experience reduced production activities due to lower consumer and business spending. As a result, the demand for recycled resources, including metals, plastics, and other materials, may decline significantly. This reduction in demand can lead to decreased sales volumes, downward pressure on prices, and unsold inventory, adversely affecting the Company’s revenues and profitability. Additionally, prolonged economic downturns may lead to budget constraints within the Company, limiting its ability to invest in new technologies, infrastructure, or operational improvements. Failure to adapt to such economic challenges could result in a weakened competitive position and long-term financial instability.

Maintaining advanced analytical equipment and adhering to compliance requirements can strain financial resources.

The Company’s operations rely heavily on advanced analytical equipment to measure metal content and other parameters accurately, as well as to ensure compliance with stringent environmental and regulatory standards. Maintaining, upgrading, and calibrating such specialized equipment can incur significant costs, especially as technologies evolve or become obsolete. Additionally, adherence to compliance requirements in Japan, which is known for its rigorous regulatory framework for waste management and recycling, may necessitate regular audits, certifications, and investments in updated processes. These ongoing financial commitments can strain the Company’s resources, particularly during periods of market downturns or fluctuating revenues. A failure to effectively manage these expenses could impact the Company’s profitability, hinder its ability to invest in growth opportunities, and jeopardize its ability to meet regulatory standards, potentially resulting in penalties or operational disruptions

Any deterioration in our relationships with our major business partners may adversely affect our business prospects and business operations.

If we are unable to maintain our cooperative relationships with any of these business partners, it may be very difficult for us to identify qualified alternative business partners and may divert significant management attention from existing business operations and adversely impact our daily operation.

Failure to meet customer expectations in consultations, appraisals, or recycling processes may lead to loss of business.

The Company’s success is heavily reliant on its ability to meet and exceed customer expectations in areas such as consultation, appraisals, and the recycling of IT equipment, office automation systems, and other materials. Failure to deliver accurate appraisals, provide effective consultation services, or efficiently recycle materials as promised could result in customer dissatisfaction. This may lead to a loss of trust and credibility, causing existing customers to seek alternative service providers and diminishing the company’s ability to attract new clients. In competitive markets like Japan, where customer expectations for quality, timeliness, and reliability are particularly high, such failures could significantly impact the Company’s reputation and market share. Additionally, dissatisfaction could result in negative reviews or feedback, further undermining business growth and stakeholder confidence. Prolonged challenges in maintaining customer satisfaction could have a compounding effect, adversely affecting the Company’s financial performance and long-term sustainability.

The presence of other recycling companies with lower costs or more advanced technologies can erode market share.

The recycling industry is highly competitive, with numerous companies vying for market share by offering cost-effective and technologically advanced solutions. The presence of competitors with lower operational costs, more efficient recycling processes, or cutting-edge technologies poses a significant challenge to the Company’s ability to maintain and grow its market position. In Japan, where technological innovation is a key driver in many industries, competitors adopting newer, more efficient methods or equipment may attract customers seeking higher recovery rates, better environmental outcomes, or lower costs. Additionally, price competition from lower-cost providers could pressure the company to reduce its own prices, potentially affecting profitability. If the Company fails to invest in innovation or streamline operations to remain competitive, it risks losing both existing and prospective customers, which could lead to a decline in revenues and reduced market share. This competitive pressure could also limit the Company’s ability to expand into new markets or develop strategic partnerships, further impacting its long-term growth and sustainability.

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Falling behind competitors in adopting newer, more efficient recycling methods or technologies may reduce competitiveness.

The recycling industry is rapidly evolving, driven by advancements in technology and increasing demand for more efficient and environmentally sustainable processes. If the Company fails to invest in or adopt newer, more efficient recycling methods and technologies, it risks falling behind competitors who can offer superior solutions. In Japan, where innovation is a critical factor in maintaining competitiveness, lagging in technological adoption may result in reduced operational efficiency, lower recovery rates, and higher costs compared to market leaders. This technological gap could diminish the company’s ability to meet customer expectations for cutting-edge services and environmentally responsible practices, leading to a loss of market share. Furthermore, as governments and industries prioritize sustainability, companies with outdated methods may struggle to comply with stricter regulatory standards or secure partnerships with eco-conscious clients. The inability to keep pace with technological advancements could significantly impact the Company’s reputation, customer retention, and long-term viability in the competitive recycling market.

Restrictions or bans on exporting recyclable materials to certain countries could limit market access.

The Company’s operations may be significantly impacted by restrictions or bans on exporting recyclable materials to certain countries. Governments worldwide, including Japan, are increasingly implementing stringent regulations to manage the transboundary movement of waste and recyclable materials to ensure environmental protection and compliance with international agreements such as the Basel Convention. These restrictions could limit the Company’s ability to access key international markets for selling recovered materials, particularly in regions where demand for recyclable resources is high.

Additionally, abrupt changes in trade policies, heightened scrutiny of material quality standards, or increased tariffs on recyclable exports could further constrain the Company’s market access. Such limitations may result in excess inventory, reduced revenues, and increased storage or disposal costs. Moreover, the inability to find alternative markets for exportable materials may compel the company to shift its focus to domestic markets, where competition and pricing pressures could erode profitability.

Failure to adapt to these regulatory and market changes could adversely affect the Company’s operational flexibility, financial performance, and overall growth prospects in the global recycling industry.

Challenges in the transportation of recyclable goods, including delays, damages, or accidents, may disrupt operations.

The Company’s operations rely heavily on the efficient transportation of recyclable goods, including IT equipment, office automation systems, and other materials, from collection points to processing facilities. Challenges in the logistics chain, such as delays caused by traffic congestion, weather conditions, or supply chain disruptions, can hinder the timely delivery of materials. Additionally, the risk of damage to recyclable goods during transit, whether due to mishandling, inadequate packaging, or accidents, could result in the loss of valuable resources, reducing the efficiency of recovery processes.

In Japan, where precision and timeliness are critical business expectations, such disruptions could affect customer satisfaction and the Company’s reputation for reliability. Accidents involving hazardous or sensitive materials during transportation may also result in regulatory penalties, environmental liabilities, and increased insurance costs. Prolonged or frequent logistical challenges may lead to higher operational expenses, delays in fulfilling customer commitments, and overall inefficiencies in the recycling workflow, adversely impacting the Company’s financial and operational performance. Addressing these risks requires robust logistics management and contingency planning to ensure the seamless transportation of materials.

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Negative publicity would have an adverse effect on the Company’s material recycling business.

The Company’s reputation and client relationships are critical to its success in the material recycling business industry. Any negative publicity, allegations of misconduct, or breaches of client trust could damage the Company’s reputation, erode client confidence, and result in client attrition or loss of business opportunities. Maintaining high ethical standards, transparent communication, and effective client relationship management are essential to mitigate reputational risks and foster long-term client loyalty and trust.

The manual dismantling and sorting process, which is critical to maintaining high recycling rates, relies heavily on skilled labor.

While automation and large-scale crushers enhance efficiency, the Company’s focus on manual disassembly for items like OA and IT equipment places significant reliance on human expertise. Any shortage of skilled workers, high turnover, or inadequate training could impact the efficiency and quality of the recycling process. Additionally, as the Company handles hazardous materials such as CFCs and IT equipment with confidential data, proper training and adherence to safety and security protocols are essential to prevent accidents, compliance breaches, and data leaks.

Risks Related to Our Information Technology Asset Disposition (“ITAD”) Business

The Company’s operations involve the secure erasure, destruction, and disposal of sensitive customer data, making data security a critical component of its business.

The Company’s operations involve handling and securely erasing sensitive customer data from IT equipment and storage media. Any failure to effectively delete data, prevent unauthorized access, or issue valid certifications of data deletion could result in severe legal liabilities, financial penalties, and reputational damage. Furthermore, cyberattacks or breaches of information security systems, despite ISO27001 certification, may compromise customer trust and impact long-term business relationships. The risk is amplified when handling data from high-security clients, such as government offices and large corporations, where compliance failures could lead to heightened scrutiny or termination of contracts. Mishandling or accidental exposure of data from high-profile clients, such as government agencies or multinational corporations, could result in heightened scrutiny, termination of contracts, or litigation, significantly impacting the Company’s business operations and market reputation. This could result in a loss of investors, and the value of your investment in us could be adversely affected.

Strict regulatory frameworks for data protection in Japan and internationally create compliance challenges for the Company.

Operating as an ITAD provider, the Company must comply with multiple regulations, including data protection laws, industrial waste management requirements, and certifications such as ISO and R2. Failure to adhere to these regulations could result in penalties, revocation of operating permits, or damage to the Company’s ability to secure future contracts. Moreover, evolving regulatory landscapes, such as tighter restrictions on electronic waste exports or stricter industrial waste handling requirements, may necessitate substantial investments to upgrade processes, increasing operational costs and straining financial resources.

Managing the dismantling, recycling, and disposal of diverse IT assets poses operational challenges that could disrupt the Company’s services.

The Company handles a wide array of IT equipment, including smartphones, tablets, servers, and office fixtures, which require specialized processes and trained personnel. Large-scale disposal or office relocation projects add further complexity, increasing the risk of delays, inefficiencies, or errors. Operational disruptions, whether due to equipment malfunctions, workforce shortages, or unexpected project complexities, could lead to higher costs, missed deadlines, and dissatisfaction among clients, particularly in high-demand industries.

The ITAD industry is highly competitive, with other service providers offering cost-effective or technologically superior solutions.

Competitors with advanced technologies, streamlined processes, or lower operational costs may erode the Company’s market share. Additionally, the emergence of new entrants offering innovative solutions, such as blockchain-based asset tracking or AI-driven recycling techniques, could further intensify competition. To remain competitive, the Company must continuously innovate and optimize its services, requiring ongoing investments that could strain financial resources or reduce profit margins. The Company may not be able to compete effectively which would harm its operating results and financial condition.

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Demand for ITAD services is closely linked to economic conditions and customer spending on IT infrastructure.

During economic downturns, businesses may delay or reduce their IT equipment upgrades and replacements, leading to decreased demand for the Company’s asset disposition services. Prolonged periods of economic stress may result in reduced revenues, underutilized resources, and increased pressure on the Company to cut costs. Additionally, corporate budget constraints among key clients could impact large-scale projects, compounding the Company’s vulnerability to macroeconomic conditions. This could harm its operating results and financial condition.

The transportation of IT assets across Japan poses significant logistical challenges that could disrupt the company’s operations.

The Company operates a collection and transportation service, requiring careful planning and execution to ensure the timely and secure movement of materials. Delays caused by factors such as traffic congestion, inclement weather, or supply chain bottlenecks can disrupt schedules, leading to customer dissatisfaction and operational inefficiencies. Additionally, accidents during transit, mishandling of materials, or improper packaging could result in damage to valuable IT assets or the loss of sensitive data, potentially exposing the Company to legal liabilities and reputational harm. The risk is particularly pronounced when transporting hazardous materials or high-security data-bearing devices, which require stringent safety protocols. We store the items entrusted to us by our customers in lockable boxes and manage them, and we have also taken security measures such as tracking them using GPS-equipped devices during transportation. As transportation demands increase with the scale of operations, we must invest in robust logistics management and contingency planning to mitigate these risks effectively.

The rapid pace of technological advancements in data storage and recycling poses a constant challenge for the Company to remain competitive.

As new technologies emerge, traditional methods of data deletion, destruction, and recycling may become outdated, reducing the efficiency and relevance of the Company’s services. For example, evolving storage technologies, such as advanced SSDs or cloud-based systems, may require the development of specialized tools and expertise to handle securely. Furthermore, clients increasingly expect innovative solutions that meet both environmental and security standards, such as blockchain-based asset tracking or AI-driven recycling technologies. Failure to adapt to these changes could lead to reduced customer confidence, declining market share, and increased pressure from competitors offering cutting-edge solutions. Additionally, meeting updated certification standards, such as for R2 or ISO27001, may necessitate significant financial investments in infrastructure and training, further straining the Company’s resources. Long-term competitiveness will depend on the Company’s ability to anticipate and respond to technological advancements.

The Company faces significant risks associated with environmental compliance and its commitment to sustainable practices.

As a certified R2 operator and holder of ISO27001 and other environmental certifications, the Company is subject to strict standards governing the disposal and recycling of IT assets and industrial waste. Any failure to properly manage hazardous materials, meet recycling quotas, or adhere to environmental regulations could result in financial penalties, loss of certifications, and reputational damage. For example, improper disposal of toxic substances found in electronic waste, such as lead or mercury, could lead to contamination incidents and legal action. Clients, particularly those with strong corporate social responsibility goals, may sever relationships if the Company fails to demonstrate its commitment to sustainability. Additionally, increasing regulatory scrutiny and evolving environmental standards could require significant investments to maintain compliance, adding to operational costs. The Company will have to integrate sustainable practices into its business model while maintaining operational efficiency.

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The Company’s reliance on skilled personnel for specialized tasks presents challenges in maintaining a well-trained and stable workforce.

Handling IT assets, performing secure data deletion, and managing hazardous materials require highly trained staff with expertise in both technical and safety protocols. Inadequate training or high employee turnover could lead to operational inefficiencies, increased safety risks, and potential compliance violations. For example, errors in data deletion processes could compromise security, while mishandling hazardous materials might result in environmental incidents or workplace accidents. The Company must invest in continuous training programs to ensure employees remain updated on evolving technologies, certifications, and regulatory requirements. Retention of experienced staff is equally important, as high turnover could disrupt operations and increase recruitment and training costs. Additionally, fostering a strong workplace culture and offering competitive benefits will be critical to attracting and retaining talent in a competitive labor market.

The Company may not be able to manage costs and optimize resource utilization amidst rising operational demands.

Operating across multiple prefectures in Japan, the Company incurs significant expenses related to logistics, labor, compliance, and facility maintenance. Any inefficiencies in resource allocation, such as underutilized processing facilities or excess transportation costs, could strain financial performance and erode profit margins. Additionally, increasing costs related to regulatory compliance, such as adhering to evolving waste management standards or maintaining certifications, may place further pressure on operational budgets. The Company must strike a balance between investing in quality and innovation while controlling costs to remain competitive. Failure to achieve this balance could impact the company’s ability to compete with cost-efficient rivals or reinvest in growth initiatives.

Risks Related to Our Intermediate Treatment and Collection and Transportation of Industrial Waste Business

The Company operates in a highly regulated industry that requires compliance with strict waste management and environmental protection laws.

As an industrial waste treatment and transportation operator, the Company must adhere to national and local regulations in Japan, such as those governing waste sorting, recycling, and disposal. Non-compliance with these laws, or errors in the issuance of manifests and certificates, could result in severe penalties, suspension of permits, or loss of the Company’s certifications in industrial waste management. Additionally, evolving regulations on waste disposal and greenhouse gas emissions may require costly operational adjustments to maintain compliance, which could strain financial and operational resources.

The Company’s activities, including the handling of hazardous materials such as mercury, batteries, and plastics, pose significant environmental risks.

Improper sorting, dismantling, or disposal of industrial waste could lead to environmental contamination, such as mercury leaks, improper neutralization of battery waste liquids, or improper disposal of plastics. Such incidents may result in regulatory penalties, cleanup costs, and reputational damage. Furthermore, as the Company promotes thermal recycling, including the use of fluff fuel and incineration for energy generation, it must mitigate risks related to greenhouse gas emissions and air pollution.

The Company’s reliance on a combination of manual and mechanized processes, including large crushers and shredders, introduces operational vulnerabilities.

Breakdowns, inefficiencies, or delays in equipment operations could disrupt the intermediate treatment process, reducing the Company’s ability to meet recycling and disposal targets. Additionally, managing a wide range of waste types—such as plastics, batteries, and fluorescent lamps—requires specialized equipment and expertise. Any failure to maintain or upgrade equipment to handle evolving waste streams efficiently may result in higher costs, reduced recycling rates, and customer dissatisfaction.

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The Company’s operations depend heavily on skilled staff for tasks such as dismantling, sorting, and managing hazardous materials.

Inadequate training or high turnover rates among employees could lead to operational inefficiencies, errors, or safety incidents. For example, improper handling of hazardous materials like mercury or waste batteries could result in accidents, regulatory violations, or environmental damage. Maintaining a skilled workforce is critical for ensuring compliance with regulations, achieving high recycling rates, and meeting customer expectations. Additionally, as the Company handles legal compliance questions and provides certifications, the need for well-trained legal specialists is essential to minimize risks associated with incorrect advice or documentation.

The collection and transportation of industrial waste across 46 prefectures (excluding Okinawa) introduce logistical challenges and risks.

Delays caused by weather, traffic congestion, or inefficiencies in scheduling could disrupt the Company’s ability to provide timely service to customers. Additionally, the transport of hazardous or sensitive materials, such as mercury-containing fluorescent lamps or batteries, requires strict adherence to safety protocols to prevent leaks, spills, or accidents. Any failure in transportation security, such as improper containment or tracking, could result in environmental incidents, reputational damage, and legal liabilities.

The Company’s reputation depends on its ability to deliver efficient, secure, and compliant waste management services while maintaining high recycling rates.

Failure to meet customer expectations in areas such as timely service delivery, proper disposal, or issuance of accurate certificates could lead to dissatisfaction, loss of business, and reputational harm to the Company. This risk is heightened in large-scale projects or office relocations, where the complexity of operations increases the likelihood of errors or delays. Additionally, as the Company emphasizes environmental responsibility, any perceived shortfalls in sustainability efforts could deter eco-conscious clients and stakeholders.

The industrial waste management sector is highly competitive, with numerous operators offering similar services.

Competitors with more efficient processes, advanced technologies, or lower operational costs may attract clients seeking cost-effective solutions. The Company’s ability to maintain its market position relies on continuously optimizing its services, such as achieving high recycling rates and promoting thermal recycling. Failure to differentiate itself or stay ahead of competitors could erode market share and reduce profitability.

The Company faces financial risks associated with maintaining certifications, upgrading equipment, and meeting compliance standards.

Operating facilities in Yokohama and Kitakyushu, combined with collection and transportation services, incur significant costs. Rising expenses related to labor, fuel, equipment maintenance, and regulatory compliance could strain the Company’s financial resources. Additionally, fluctuations in demand for recyclable materials, such as fluff fuel or raw materials recovered from batteries, may impact revenue stability and profitability.

The handling of hazardous waste, including mercury, batteries, and toxic plastics, poses safety and environmental risks.

Improper handling or disposal of these materials could result in serious environmental contamination, health hazards for employees, and legal liabilities. For example, errors in the recovery or recycling of mercury-containing fluorescent lamps could lead to toxic exposure or regulatory penalties. As hazardous materials are a key component of the Company’s operations, strict adherence to safety protocols and continuous employee training are critical to mitigating these risks.

The Company’s legal and operational compliance depends on accurate documentation and issuance of various certificates, such as disposal and recycling certificates.

Errors or delays in issuing required documentation could lead to disputes with customers, regulatory penalties, or reputational damage. As the Company handles legal compliance queries and operates a third-party check system, any oversight or inaccuracies in contracts or manifests could expose the Company to liabilities. Maintaining the integrity of compliance documentation is essential for sustaining customer trust and meeting regulatory requirements.

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The Company may not be able to continuously adapt to new technologies and processes to remain competitive and compliant with evolving industry standards.

Advancements in waste processing and recycling technologies may require significant investments in new equipment and training. For example, improving the efficiency of thermal recycling or handling emerging waste types (such as new battery chemistries) may necessitate upgrading current systems. Failure to invest in or adopt new technologies promptly could result in reduced efficiency, higher costs, and loss of clients to more innovative competitors.

Risks Related to Our Planned Proprietary Technology

We may not successfully develop or commercialize proprietary technologies, which could adversely affect our growth strategy and competitive position.

We are exploring opportunities to develop proprietary technologies that build on the deep knowledge, technical expertise, and operational best practices gained through decades of experience in material recycling, ITAD, industrial waste management, and the energy industry. By leveraging our institutional understanding of regulatory compliance, secure asset handling, material recovery processes, and environmental stewardship, we aim to create technology-driven solutions and digital services that enhance operational efficiency, strengthen data and environmental security, and potentially open new commercial opportunities in the global resource recovery and digital infrastructure markets. The process of developing new technologies is inherently uncertain, costly, and time-consuming. There can be no assurance that we will be able to successfully develop, commercialize, or integrate such technologies into our operations. Any failure to achieve anticipated results from these efforts may adversely affect our future growth prospects, our ability to compete effectively in our markets, and our overall business and financial condition.

Our investments in research and development and new technology initiatives may not result in successful outcomes and could negatively impact our financial results.

We expect to invest resources into the research and development of proprietary technologies. These initiatives may involve substantial upfront costs and may divert management’s attention and other resources from our core business operations. There is no guarantee that these investments will lead to operational improvements or increased revenue. If our development efforts fail to yield successful results, our business, financial condition, and results of operations could be materially and adversely affected.

We may not be able to adequately protect our proprietary technologies, which could harm our business.

Our success in this planned business area may depend, in part, on our ability to protect our proprietary technologies and intellectual property rights. We may rely on a combination of patent, copyright, trade secret, and trademark laws as well as contractual provisions to establish and protect our proprietary rights. However, there can be no assurance that these measures will be effective. If we are unable to secure or enforce our intellectual property rights, or if third parties assert claims against us, our competitive position could be adversely affected. Moreover, defending our rights may result in significant costs and diversion of management time and attention.

Technological advancements by others may render our proprietary technologies obsolete or less competitive.

The industries in which we operate are subject to rapid technological change. Our competitors, including those with greater financial and technical resources, may develop or acquire technologies that are more effective, more cost-efficient, or otherwise superior to our planned offerings. If we are unable to respond to changing market conditions or technological developments in a timely and cost-effective manner, our business, results of operations, and prospects may be materially and adversely affected.

The implementation of new technologies may expose us to additional regulatory and compliance risks.

The introduction of new proprietary technologies, particularly those that involve data handling, waste management, or environmental impact, may subject us to new or evolving regulatory requirements. We may incur increased costs to ensure compliance with applicable environmental, safety, data protection, or industry-specific regulations. Failure to comply with such requirements could result in fines, penalties, or restrictions on our operations, any of which could have a material adverse effect on our business and reputation.

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Risks Related to Financing

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As of May 23, 2025, our outstanding indebtedness was approximately US$14 million. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowings with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We have broad authority to incur debt.

Our policies do not limit us or our subsidiary entities from incurring debt. We intend to borrow as much as possible. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants.

Some of our existing loan agreements are subject to material restrictive covenants.

The Company’s secured long-term loans, which amounted to $6,317,690 for the year ended February 28, 2025 and $5,955,217 for the six months ended August 31, 2025, are subject to certain covenants requiring maintenance of specified ratio of net assets and avoiding consecutive operating losses. These covenants limit our operational and financial flexibility, and failure to comply with any of these requirements could result in an event of default. If a default were to occur, our lenders could accelerate the outstanding indebtedness, impose additional fees or penalties, or require us to obtain waivers or enter into amendments on unfavorable terms. In certain cases, a default could also permit lenders to foreclose on the collateral securing the indebtedness, which include the land and building of Koei Japan’s head office, Yokohama Kanazawa Recycle Center and Yokohama Kanazawa Intermediate Processing Center. Moreover, the restrictive nature of these covenants may discourage us from pursuing strategic transactions, expanding into new business lines, making capital expenditures, or responding to adverse market or operational developments. Even if we remain in compliance, the financial ratios and other restrictions included in these agreements may become increasingly difficult to satisfy if our revenues decline, operating costs increase, or macroeconomic or industry conditions deteriorate. The need to dedicate cash flow to debt service may further limit our ability to invest in growth initiatives. There is no assurance that we will continue to satisfy these covenants in future periods, particularly if our operating performance fluctuates or if we are required to incur additional indebtedness. If we are unable to obtain necessary waivers or modifications from our lenders when needed, or if our lenders adopt a stricter interpretation of the covenant requirements, our financial condition and results of operations could be materially and adversely affected. Additionally, the existence of these covenants may make it more difficult or costly for us to secure additional financing.

We may require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

The expansion and development of our business may require significant capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from the sales of our commercial and residential properties and land or from other financing sources in order to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach, or our costs exceed, expected levels or we have to incur unforeseen capital expenditures to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

To a large extent, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, on or before its maturity, or obtain additional equity or debt financing. We cannot assure you that we will be able to do so on commercially reasonable terms, if at all. Any inability to generate sufficient cash flow, refinance our indebtedness or incur additional indebtedness on commercially reasonable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business.

Risks Related to this Offering and Ownership of the ADSs

Even if the ADSs are listed on Nasdaq, there can be no assurance that we will be able to comply with Nasdaq’s continued listing standards.

Prior to this offering, there has been no public market for our common shares or for ADSs representing our common shares. As a condition to consummating this offering, the ADSs offered in this prospectus must be listed on Nasdaq. Accordingly, in connection with the filing of the registration statement of which this prospectus forms a part, we intend to list the ADSs on Nasdaq under the symbol “KOEI.” Assuming that the ADSs are listed, after the consummation of this offering there can be no assurance any broker will be interested in trading ADSs. Therefore, it may be difficult to sell your ADSs if you desire or need to sell them. Our underwriters are not obligated to make a market in the ADSs, and even if it makes a market, it can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in the ADSs will develop or, if developed, that such market will continue. Furthermore, although we anticipate a mechanism allowing common shares to be exchanged at a certain ratio to ADSs in connection with this offering, we may experience procedural or regulatory difficulties, from time to time, in the exchange of common shares for ADSs.

Even if the ADSs are approved for listing on Nasdaq, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying Nasdaq’s continued listing requirements. Our failure to continue to meet these requirements may result in the ADSs being delisted from Nasdaq.

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The price of ADSs could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to sell additional shares or ADSs or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the ADSs they hold or may not be able to sell their ADSs at all.

The price of the ADSs may fluctuate substantially.

The price for the ADSs in this offering will be determined by us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. You may not be able to sell your ADSs at or above the offering price or at any other price or at the time that you would like to sell. You should consider an investment in the ADSs to be risky, and you should invest in the ADSs only if you can withstand a total loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of the ADSs to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

●	any failure to meet or exceed revenue and financial projections we provide to the public;

●	actual or anticipated variations in our quarterly financial condition and operating results or those of other companies in our industry;

●	our failure to meet or exceed the estimates and projections of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

●	additions or departures of our key management personnel;

●	issuances by us of debt or equity securities;

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●	litigation involving our Company, including shareholder litigation; investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors, franchisees, or customers;

●	changes in the market valuations of similar companies;

●	ADSs price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs;

●	significant sales of the ADSs by our insiders or our shareholders in the future;

●	the trading volume of the ADSs in the United States; and

●	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. Future market fluctuations may also materially adversely affect the market price of the ADSs.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our businesses and cause the price of the ADSs to decline.

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If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this Offering, management will control approximately [____]% of the voting power of our outstanding common shares if all the common shares being offered are sold. As a result, management will have significant voting power over matters requiring shareholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

This concentration of voting power may delay, deter or prevent acts that would be favored by our other shareholders. The interests of management may not always coincide with our interests or the interests of our other shareholders. This concentration of voting power may also have the effect of delaying, preventing or deterring a change in control of us. Also, management may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including investors in this offering. As a result, the market price of the ADSs could decline or holders of ADSs might not receive a premium over then-current market price of their ADSs upon a change in control. In addition, this concentration of voting power may adversely affect the trading price of the ADSs because investors may perceive disadvantages in owning ADSs in a company with significant holders of common shares. See “Description of Share Capital.”

Our ADSs may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

Our ADSs may be subject to “penny stock” rules (generally defined as non-exchange traded stock with a per-share price below $5.00) in the future. While our ADSs will not be considered “penny stock” following this offering since they will be listed on the Nasdaq, if we are unable to maintain that listing and our ADSs is no longer listed on the Nasdaq, unless we maintain a per-share price above $5.00, our ADSs will become “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

● If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

● If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our ADSs and may affect your ability to resell our ADSs.

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Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our ADSs will not be classified as a “penny stock” in the future.

If you purchase ADSs in this offering, you will experience immediate dilution.

If you purchase ADSs in this offering, you will experience immediate dilution of $_____ per ADS in the net tangible book value of your ADSs after giving effect to this offering at an assumed public offering price of $______ per ADS because the price that you pay will be substantially greater than the net tangible book value per ADS that you acquire. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

If the benefits of any proposed acquisition do not meet the expectations of investors, stockholders or financial analysts, the market price of the ADSs may decline.

If the benefits of any proposed acquisition do not meet the expectations of investors or securities analysts, the market price of our ADSs prior to the closing of the proposed acquisition may decline. The market values of our ADSs at the time of the proposed acquisition may vary significantly from their prices on the date the acquisition target was identified.

In addition, broad market and industry factors may materially harm the market price of our ADSs irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our ADSs, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our ADSs also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on many factors on which the common shareholders or directors may determine not to do so.

The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders or directors may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business. Therefore, you may not receive any dividends on your ADSs for the foreseeable future, and the success of an investment in the ADSs will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs.

Sales of a substantial number of common shares or ADSs in the public markets by our existing shareholders in the future could cause the price of the ADSs to fall.

Sales of a substantial number of common shares or ADSs in the public market in the future or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities from time to time. We are unable to predict the effect that any such sales may have on the prevailing market price of the ADSs.

The future issuance of additional common shares in connection with our stock acquisition rights or other incentives, convertible bonds, acquisitions or otherwise may adversely affect the market of the ADSs.

At the time of this filing, we had 171,600 common shares issuable upon exercise of outstanding stock acquisition rights at a weighted average exercise price of ¥1 ($0.01) per share. If and when these stock acquisition rights are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

We currently plan to continue granting stock acquisition rights and other incentives so that we can continue to secure talented personnel in the future. Any common shares issued in connection with the exercise of outstanding stock acquisition rights would dilute your ownership interest.

The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the holders of ADSs in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to holders of ADSs unless the distribution to such holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

Issuance of ADSs and surrender of ADSs for the purpose of withdrawal of shares may be suspended.

The depositary may suspend the issuance of ADSs or the right to surrender ADSs for the purpose of withdrawal of shares from time to time when our books or the books of the depositary are closed, or at any time if the depositary deems it advisable to do so.

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We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying common shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees, charges or expenses to be charged to ADS holders or otherwise prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying common shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

Holders of ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on common shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our common shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a cash distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained by the depositary at a reasonable cost and within a reasonable time. We have no obligation to take any other action to permit distributions on our common shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our common shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs, the ADRs, the deposit agreement, or any transaction contemplated therein or the breach thereof, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If any owner or holder of ADSs, including purchasers of ADSs in secondary market transactions, brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may incur increased costs of bringing a claim and may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of our ADSs in the secondary market) or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Risks Related to Tax

We may incur significant taxation from an investigation by the tax authority in Japan.

In Japan, every two to five years, the Japanese tax authority investigates Japanese companies to check the tax filing and determine whether their tax treatment is appropriate. If the tax authority investigates our tax treatment and determines our tax treatment is not appropriate, or if we and the tax authority have different views on tax treatments, we may have to pay a burden taxation. The Company underwent a tax investigation by the Japanese tax authorities for its income tax returns for the years ended February 28, 2021 through February 28, 2023. As a result of the investigation, the Company made additional payments of approximately US$24,000 in total of the three fiscal years, and the Company concluded that the tax investigation did not have a material impact on the Company.

Risks Related to Restrictions on Foreign Investment

We may face restrictions on foreign investment related to Foreign Exchange and Foreign Trade Act in Japan.

If we develop a new business or plan a merger or acquisition, we have to consider the impact from restrictions of foreign investment under the Foreign Exchange and Foreign Trade Act, as amended (the “FEFTA”), in Japan. We have applied to list our ADSs on the Nasdaq. In this case, an investment in our Company may be deemed as an inward direct investment as set forth in the FEFTA. When it is applicable, certain acquisitions of shares in Japan from foreign investors may be subject to prior notification or a post-investment report. Under the FEFTA, when foreign investors acquire our ADSs in a transaction that is considered as an inward direct investment or a specified acquisition, they are required to file a notification or report with the Japanese government via the Bank of Japan, subject to limited exemptions. Therefore, if we develop a new business or plan a merger or acquisition in the future, we have to consider the impact from restriction of foreign investment in Japan, and if there is any impact due to the application of this regulation, we may have to forego such new business or plans, which may materially and adversely impact our financial condition and results of operations in future periods.

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Risks Related to the Prospective Expansion to the U.S. Markets

In expanding our business to the U.S. and other foreign countries, our operations are regulated by the laws and regulations of those countries or regions.

Our planned business expansion into the U.S. and other foreign countries will require us to operate in compliance with the civil, commercial, corporate laws, environmental and recycling laws, tax laws, and other laws and regulations of the relevant country or region. In developing our business, we intend to investigate such laws and regulations, establish the necessary systems, and operate our business in compliance with such laws and regulations. However, in the event that a violation of such laws or regulations is discovered, we may be subject to penalties such as suspension of business, fines, or revocation of licenses and qualifications by the regulatory authorities in the relevant country or region, which may ultimately have an adverse effect on our business performance and financial position.

As we expand our business into the United States and other foreign countries, our operating results and financial condition may be affected by economic and political conditions in those countries or regions.

When we plan to expand our business into the U.S. and other foreign countries, we intend to do so after conducting sufficient research and analysis of the economic and political conditions in those countries or regions. However, if unforeseen circumstances arise that cannot be predicted by our research and analysis, they may adversely affect our business performance and financial position.

In expanding our business to the U.S. and other foreign countries, we may not be able to secure the human resources and business alliances necessary to operate our business.

In the course of our planned business expansion into the U.S. and other foreign countries, we may recruit and hire personnel necessary for our business operations. In addition, we plan to seek business alliances and other arrangements necessary for our business operations. However, we may not be able to secure such personnel or business alliances, which may lead to a total or partial suspension or stagnation of our business operations.

In expanding our business to the U.S. and other foreign countries, we must adapt to the business customs or culture of the country or region.

Our planned expansion into the U.S. and other foreign countries will require us to adapt to the business customs or culture of the country or region. We intend to address these barriers through collaboration and cooperation with companies and personnel with local business experience. However, failure to adapt to such business practices and cultures could result in reputational and reputational damage, which could adversely affect our business results and financial condition.

In conducting business in the U.S. and other foreign countries, we may encounter natural disasters due to the geography of those countries or regions.

In the course of our planned business expansion into the U.S. and other foreign countries, there is a possibility that our products and other assets may be damaged by natural disasters in those countries or regions. We plan to take disaster risk into consideration when selecting products and purchasing insurance to protect against natural disaster damage. However, if a disaster occurs unexpectedly or we are unable to obtain insurance under sufficient conditions, the value of our assets may be damaged, and our business performance and financial position may be adversely affected as a result.

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USE OF PROCEEDS

We estimate that we will receive approximately US$[___] million in net proceeds from the assumed sale of [_________] ADSs offered by us in this offering (or approximately US$[___] million if the underwriters exercise in full their option to purchase up to [___] additional ADSs from us), based on an assumed public offering price of US$[___] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses of approximately US$[___] million payable by us.

We intend to use the net proceeds from this offering as follows:

●	approximately % to fund strategic expansion initiatives, including potential acquisitions of complementary businesses in Japan and international markets, in order to strengthen our operational footprint, customer base, and technological capabilities;

●

approximately % for capital expenditures, including the purchase of recycling and processing equipment, automation upgrades, and the lease or purchase of facilities to support our growth in Japan and international markets; and

●	approximately % for general corporate purposes, including personnel expansion, administrative infrastructure, and working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, has no agreements or commitments for particular uses of the net proceeds from this offering, and our management will have discretion in allocating the net proceeds. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our expansion and development efforts, whether or not we enter into strategic transactions, our general operating costs and expenditures, and the changing needs of our businesses.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[____] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately US$[____] million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us. We may also increase or decrease the number of ADSs we are selling in this offering. An increase (decrease) of 100,000 in the number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately US$[____] million, assuming the assumed initial public offering price of US$[____] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us. Any increase or decrease in the estimated proceeds from the offering is not expected to have a material effect on our operations given the discretion we will have in the application and use thereof.

We believe that our funds and the net proceeds from this offering will be sufficient to continue our businesses and operations as currently conducted through December 31, 2026; however, changing circumstances may cause us to consume capital significantly faster than we currently anticipate.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Koei Group Co., Ltd. has not paid annual dividends to shareholders in the past. The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders or directors may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business. The agreements into which we may enter in the future, including indebtedness, may impose limitations on our ability to pay dividends or make other distributions on our capital stock. See “Risk Factors—Risks Related to this Offering and Ownership of the ADSs—The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on many factors on which the common shareholders or directors may determine not to do so .”

Any dividend we declare will be paid by the depositary bank to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our common shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. See “Description of American Depositary Shares—Dividends and Other Distributions.”

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CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and capitalization as of August 31, 2025:

●	on an actual basis; and

●	on a pro forma basis to give effect to the above and the assumed issuance of [_________] ADSs in this offering at an assumed initial public offering price of [____] per ADS, after deducting underwriting discounts and commissions of US$[__________] and estimated offering expenses of US$[_________] payable by us, as set forth in this prospectus.

You should read the following table in conjunction with the sections entitled “Use of Proceeds”, “Selected Consolidated Financial Information and Operating Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our financial statements and the related notes thereto included elsewhere in this prospectus.

	As of August 31, 2025
	Actual (Unaudited)	Pro Forma (1)

Cash and cash equivalents	$8,792,603	$

Short-term loans	6,895,619
Current portion of long-term loans	1,137,606
Long-term loans	5,361,237
Total debts	13,394,462

Shareholders’ equity:
Common shares, 40,040,000 shares authorized, 8,580,000 shares issued and outstanding, with no stated value, on an actual basis; and 40,040,000 shares authorized, [___________] shares issued and outstanding, with no stated value, on a pro forma basis	173,025
Additional paid-in capital	692,101
Retained earnings	6,406,906
Accumulated other comprehensive loss	(886,611)
Total shareholders’ equity	6,385,421
Total capitalization	$19,779,883	$

(1)	The pro forma information above is illustrative only and will be further adjusted based on the actual public offering price and other terms of this offering determined at pricing. The number of common shares to be outstanding immediately after this offering is based on the assumed issuance of [_______] common shares represented by [_________] ADSs in this offering and does not include (i) up to [______] common shares represented by [______] ADSs issuable upon the exercise in full by the underwriters of their option to purchase additional ADSs from us based upon an assumed offer and sale of [_________] ADSs at an assumed public offering price of US$[____] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), (ii) the number of common shares underlying 171,600 stock acquisition rights (with an exercise price of ¥1 (US$0.01) per common share) equal to 2% of the issued and outstanding common shares on a fully diluted basis as of the day prior to the successful listing on the Nasdaq, subject to adjustment as provided in the stock acquisition rights agreement, and (iv) up to an aggregate of [______] common shares represented by [________] ADSs underlying the Representative’s Warrants to be issued to the Representative in connection with this offering (assuming the underwriters exercise the over-allotment option in full).

DILUTION

Purchasers of ADSs in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per ADS paid by the purchasers of the ADSs in this offering and the pro forma, as adjusted net tangible book value per ADS immediately after, and giving effect to, this offering. Dilution results from the fact that the initial public offering price per ADS in this offering is substantially in excess of the net tangible book value per ADS attributable to the issued and outstanding common shares held by our existing shareholders.

Our historical net tangible book value per common share is determined by dividing our net tangible book value, which is the book value of our total assets less the book value of our goodwill, intangible assets, deferred initial public offering costs and total liabilities, by the number of outstanding common shares converted to ADS at an ADS-to-share ratio of [1] to 1. As of August 31, 2025, the historical net tangible book value of our common shares was US$5,285,926, or US$0.62 per common share, or $0.62 per ADS.

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After giving effect to the (i) assumed sale by us of [_________] ADSs in this offering at an assumed initial public offering price of US$[__] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), and (ii) receipt by us of the net proceeds of this offering, after deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value as of August 31, 2025 have been US$[__________], or US$[__] per ADS. The pro forma net tangible book value per ADS immediately after the offering is calculated by dividing the pro forma net tangible book value of US$[__________] by ________ ADSs (which is the pro forma common shares outstanding as of August 31, 2025converted to ADS at an ADS-to-share ratio of [1] to 1). The difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS represents an immediate increase in net tangible book value of US$[__] per ADS to our existing shareholders, and an immediate dilution in net tangible book value of US$[__] per ADS to purchasers of ADSs in this offering.

The following table illustrates this dilution to purchasers in this offering on a per ADS basis:

Assumed initial public offering price per ADS			$

Net tangible book value per ADS before this offering (as of August 31, 2025)		$0.62

Increase in net tangible book value per ADS attributable to purchasers in this offering	$

Pro forma net tangible book value per ADS immediately after this offering			$

Dilution in pro forma net tangible book value per ADS to purchasers in this offering			$

The following table summarizes, as of August 31, 2025, on the pro forma basis described above, the differences between the number of common shares underlying the ADSs purchased from us, the total consideration paid to us in cash, and the weighted average price per common share underlying the ADSs that our existing shareholders and the new purchasers in this offering paid. The total consideration below is based on an assumed initial public offering price of US$[_____] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased (Directly or represented by ADSs)(1)			Total Consideration				Average	Average
In US$	Number	Percentage		Amount (in thousands)		Percentage		Price per Share	Price per ADS(2)
Existing shareholders	8,580,000		%		$865,126		%	$0.10	$0.10
New investors			%	$			%	$	$
Total		100%		$		100%		$	$

(1) [Each] ADSs represent one share and as such any ADSs purchased will be reflected as [one] share.

(2) Presented on the basis of converting all shares to ADSs at an ADS-to-share ratio of [1] to 1.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[____] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by purchasers in this offering and the weighted average price per share paid by all shareholders by US$[_______] and US$[_____] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), respectively, and in the case of an increase, would increase the percentage of total consideration paid by purchasers in this offering by [____]%, and in the case of a decrease, would decrease the percentage of total consideration paid by purchasers in this offering by [___]%, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us.

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Similarly, an increase (decrease) of 100,000 in the number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by purchasers in this offering and the weighted average price per share paid by all shareholders by US$[______] and US$[____] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), respectively, and in the case of an increase, would increase the percentage of total consideration paid by purchasers in this offering by [___]%, and in the case of a decrease, would decrease the percentage of total consideration paid by purchasers in this offering by [___]%, assuming the assumed initial public offering price of US$[_____] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us.

The table and information above assume no exercise by the underwriters of their option to purchase additional ADSs in this offering. If the underwriters exercise in full their option to purchase up to [______] additional ADSs from us based upon an assumed offer and sale of [_________] ADSs at an offering price of US$[___] per ADS, the pro forma net tangible book value per ADS immediately after this offering would be US$[_____] per ADS, and the dilution in pro forma net tangible book value per ADS to purchasers in this offering would be US$[___] per ADS, in each case assuming an assumed initial public offering price of US$[____] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Based upon an assumed offer and sale of [_________] ADSs at an offering price of $____ per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), if the underwriters exercise in full their option to purchase up to [______] additional ADSs from us, the number of common shares underlying the ADSs held by purchasers in this offering would be increased to [______] common shares, or [___]% of the total number of common shares outstanding immediately after this offering, and the percentage of common shares held by our existing shareholders would be reduced to [___]% of the total number of common shares outstanding immediately after this offering.

The foregoing tables and calculations are based on the number of common shares that will be outstanding immediately following the offering, and exclude (i) up to [______] ADSs issuable upon the exercise in full by the underwriters of their option to purchase additional ADSs from us based upon an assumed public offering price of US$[____] per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), (ii) the number of common shares underlying 171,600 stock acquisition rights (with an exercise price of ¥1 (US$0.01) per common share) equal to 2% of the issued and outstanding common shares on a fully diluted basis as of the day prior to the successful listing on the Nasdaq, subject to adjustment as provided in the stock acquisition rights agreement, and (iii) up to an aggregate of [________] common shares represented by ADSs underlying the Representative’s Warrants to be issued to the Representative in connection with this offering (assuming the underwriters exercise the over-allotment option in full).

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity, and cash flows for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The forward-looking statements contained herein are based on management’s judgment, assumptions made by management and information currently available to it. Actual results could differ materially from those discussed or implied in the forward-looking statements as a result of various factors, including those described below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Business Overview

Koei delivers secure, compliant, and sustainable solutions that protect data, recover resources, and enable customers to lead responsibly across the value chain. By transforming end-of-life technology and industrial waste into new value, we help fuel the global circular economy. We are a Japan-based holding company with consolidated subsidiaries in Japan, Singapore, Thailand, and the United States. Our business spans three primary areas—material recycling, information technology asset disposition (“ITAD”), and industrial waste management—with professional services in the United States representing a developing fourth business line.

Our operating subsidiaries include:

●	KOEI JAPAN CO., LTD., which oversees our recycling, industrial waste management, and ITAD operations in Japan;

●	KOEISING PTE. LTD., which operates an ITAD facility supporting secure recycling and data destruction services in Singapore;

●	KOEI (THAILAND) CO., LTD., which is in the process of establishing ITAD services and recycling operations to support the infrastructure and technology sectors in Thailand;

●	Koei US, Inc., which provides professional services and ITAD in the United States; and

●	EPJ Co., Ltd., which supports the expansion of our industrial waste management operations in Japan and to isolate legal and compliance risks associated with that business in a dedicated entity.

The following diagram reflects our current organizational structure as of the date of this prospectus:

(1)	On August 8, 2024, Koei acquired 100% equity interest in KOEI JAPAN CO., LTD. (“KOEI JAPAN”), which was formed on April 20, 1995, by exchanging all of its 286 common shares. As a result, KOEI JAPAN became a wholly owned subsidiary of Koei.
(2)	KOEISING PTE. LTD is a wholly owned subsidiary of KOEI JAPAN, formed on February 17, 2022.
(3)	As of August 31, 2025 and February 28, 2025, KOEI JAPAN held 99.99% ownership interest in KOEI THAILAND, which was formed on January 15, 2024, with the remaining 0.01% (equivalent to one share) held by the CEO of the Company. Given the immaterial impact of the non-controlling interest, no separate presentation was made in the consolidated financial statements. On December 19, 2025, the Company entered into an agreement to sell 49% ownership interest in KOEI THAILAND to HIDAKA HOLDINGS (2008) CO., LTD. The transaction is expected to be completed by the end of February 2026.
(4)	EPJ CO., LTD. was formed by Koei on March 10, 2025, to strengthen and expand our waste management operations in Japan.
(5)	On March 10, 2025, Koei entered into an agreement to purchase 51% shares of Nufika LLC (“Nufika”) from Robert Wagner, the Company’s Chief Business Officer and a director, Maki Wagner, the Company’s Chief Communications Officer and a director, and Hannah Wagner, who is Robert Wagner’s daughter. Nufika was formed on January 3, 2023, and is headquartered in Texas and has historically provided professional services to the energy sector, with limited ITAD activities to date. Koei acquired Nufika for the purpose of business expansion in the US. The deal was closed on March 10, 2025, with a total cash consideration of US$1,000,000. On February 26, 2025, Nufika was converted from an LLC to C-Corporation in Texas and has been renamed to “Koei US, Inc.”

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We process a wide range of products, including information technology (“IT”) equipment, office automation (“OA”) equipment, consumer electronics, circuit boards, non-ferrous metals, and large industrial machinery. Our vertically integrated operation combines manual dismantling, two large industrial crushers with different crushing methods, and advanced sorting equipment capable of particle size separation, aluminum separation, and electromagnetic metal separation to recover a variety of materials, including gold, silver, palladium, copper, aluminum, and iron. These materials are sold to metal smelters and refiners, contributing to the global supply chain of critical raw materials.

Our ITAD services provide secure, compliant, and ESG-aligned solutions to corporations, government agencies, and institutional clients. We deliver a range of services, including certified data erasure, physical destruction, and asset resale. Data sanitization is performed through a combination of physical destruction, magnetic degaussing, and software-based erasure within secure, licensed facilities.

We operate dedicated ITAD facilities in Japan and Singapore, both of which maintain security protocols aligned with industry standards. In Japan, we also deploy mobile shredding units—specially equipped vehicles that perform on-site destruction directly at customer locations, eliminating transport risk and reinforcing data protection.

Refurbishable assets are resold under strict quality control standards, generating revenue while supporting clients’ ESG objectives. Our ITAD operations contribute to sustainability goals by enabling reuse, reducing landfill waste, and recovering critical components. We also participate in leading regulatory frameworks such as the Carbon Disclosure Project (“CDP”) and Taskforce on Nature-related Financial Disclosures (“TNFD”), and are certified under the Science Based Targets initiative (SBTi) to reduce Scope 1 and Scope 2 greenhouse gas emissions.

In Japan, we operate a licensed industrial waste management business through KOEI JAPAN Co., Ltd. (“Koei Japan”), offering a one-stop solution that includes collection, transport, intermediate treatment, and resource recovery. We maintain licenses and favorable certifications in 46 of Japan’s 47 prefectures (excluding Okinawa), and operate certified treatment facilities in Yokohama City and Kitakyushu City. These operations comply with Japan’s Waste Management and Public Cleansing Act, the Secondhand Goods Business Act, and other applicable environmental regulations. We also own EPJ Co., Ltd., established in 2025 to further strengthen and expand our waste management operations in Japan.

Japan’s demanding regulatory environment—among the most rigorous globally—requires deep operational discipline, transparency, and technical expertise. Our ability to operate at scale within this framework is the result of decades of infrastructure investment, regulatory engagement, and strict internal controls. This platform supports our broader international expansion and underpins our reputation as a trusted, high-compliance partner.

Approximately 97% of our revenue for the six months ended August 31, 2025 and 2024, was derived from the sale of recycled materials and reused IT assets, with the remaining 3% from industrial waste management and other services fees. For the six months ended August 31, 2025 and 2024, the Company reported revenues of US$25,631,170 and US$25,557,281, respectively, net income attributable to Koei Group Co., Ltd. of US$1,136,389 and US$1,067,578, respectively, and had net cash provided by operating activities of US$3,640,660 and US$2,930,089, respectively. As stated in the unaudited consolidated financial statements, as of August 31, 2025, the Company had retained earnings of US$6,406,906.

Over 95% of our revenue for the fiscal years ended February 28, 2025 and February 29, 2024, was derived from the sale of recycled materials and reused IT assets, with the remaining 5% from industrial waste management and other services fees. For the years ended February 28, 2025 and February 29, 2024, the Company reported revenues of US$43,837,761 and US$35,857,180, respectively, net income of US$1,185,085 and US$1,325,252, respectively, and had net cash provided by operating activities of US$1,092,623 and US$2,851,277, respectively.

Our integrated model, breadth of licensed services, internationally recognized certifications (ISO9001, ISO14001, ISO27001, ISO45001, R2v3), and reputation for reliability position us to serve both public- and private-sector customers globally. In Japan, our competitive strength is further reinforced by our three major recycling centers, which anchor our operations and support deep, long-standing relationships with municipalities and enterprise clients. Our environmental commitment has been recognized with a “B” score from the CDP—a leading international nonprofit that evaluates climate-related performance on an eight-tier scale (A, A-, B, B-, C, C-, D, D-, F). This rating reflects our adherence to emissions, safety, and resource recovery standards, and supports our positioning as a trusted partner for ESG-aligned operations.

Our international expansion reflects a focused strategy targeting markets with rising demand for secure, compliant, and ESG-aligned services. In January 2024, we established KOEI (THAILAND) CO., LTD. (“Koei Thailand”), and on December 19, 2025, the Company entered into an agreement to sell a 49% ownership interest in Koei Thailand to HIDAKA HOLDINGS (2008) CO., LTD., for the purpose of business expansion in Southeast Asia by partnering with the established ferrous scrap recycling company in Thailand. The transaction is expected to be completed by the end of February 2026, for a total cash consideration of THB980,000 (approximately US$30,000). In March 2025, we acquired a 51% interest in Koei US, Inc. (“Koei US”), a Texas-based professional services firm formerly operating as Nufika LLC. Koei Thailand is evaluating facility development for ITAD services. Koei US, which historically served the energy sector, is a licensed engineering firm in Texas and staffed by employees and contractors. Neither currently operates a dedicated ITAD facility, though both are integral to our long-term growth plans.

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We see significant opportunity in the U.S. and Southeast Asia, where industrialization, digital infrastructure investment, and regulatory tightening are accelerating demand for secure asset disposition and material recovery. In Texas, we believe that Koei US is positioned to offer professional services and asset disposition services, particularly for energy, operational technology (“OT”), and digital infrastructure clients—offering a multimode service model for the U.S. market.

As we scale internationally, we are committed to disciplined investment, operational efficiency, and selective customer and contract targeting. We seek to preserve margin stability while pursuing expansion into higher-value service areas, including engineering, consulting, and technology-enabled offerings. We operate under standardized Basic Sales Agreements (BSAs) and Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreements (IWCTD Agreements), each containing customary protections and termination provisions.

As part of our belief in continuous improvement, we have made and will continue to make strategic investments to enhance our operations and service offerings.

We have invested in advanced process automation technologies, including Japan’s largest 4-axis shredders, vertical crushers, industrial-scale crushers, and sorting systems. These upgrades are designed to improve operational efficiency, increase data and environmental security, and support the responsible recovery of critical resources. In parallel, we are also exploring the possibility of developing proprietary technologies that build on our decades of operational and process expertise; however, no formal initiatives have been launched, and there is currently no established timeline or definitive development plan in place.

Koei is driven by a bold ambition: to transform end-of-life assets into engines of renewal, supporting the next generation of infrastructure resilience and advancing the circular economy. We believe the future demands more than sustainability—it calls for regeneration. Through strategic investments in technology, talent, and stewardship, we are building a secure, compliant, and globally scalable platform that delivers data-driven sustainable solutions. Our goal is to help businesses reduce risk, unlock value, and lead responsibly across the entire value chain.

Recent Developments

Forward Stock Split

Effective September 8, 2025, Koei Group approved a stock split of the Koei Group’s issued and outstanding common shares, at a ratio of 30,000-for-1 (the “Stock Split”). As of September 8, 2025 and immediately prior to the Stock Split, there were 286 common shares issued and outstanding. As a result of the Stock Split, Koei Group has 8,580,000 common shares issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

Amendment No. 1 to Service Agreement

On September 17, 2025, the Company entered into Amendment No. 1 to Service Agreement with HeartCore Enterprises, Inc. (“HeartCore”) to amend the Service Agreement to permit the issuance of stock appreciation rights rather than the Warrant based on the terms set forth in Amendment No. 1 to Service Agreement.

The foregoing description of Amendment No. 1 to Service Agreement is qualified in its entirety by reference to Amendment No. 1 to Service Agreement, a copy of which is filed as Exhibit 10.3 to the registration statement of which this prospectus forms a part.

Stock Acquisition Rights

On September 22, 2025, the Company allotted 171,600 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on September 17, 2025 in connection with the Service Agreement, dated as of April 11, 2024, between Koei Japan (formerly Koei Shoji Co., Ltd.) and HeartCore, as amended. The stock acquisition right is exercisable upon a successful listing on the NYSE American or the Nasdaq and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 2%, subject to adjustment as provided in the 1st Stock Acquisition Rights Allotment Agreement, dated September 17, 2025, between Koei Group and HeartCore.

The foregoing description of the 1st Stock Acquisition Rights Allotment Agreement is qualified in its entirety by reference to the 1st Stock Acquisition Rights Allotment Agreement, a copy of which is filed as Exhibit 10.4 to the registration statement of which this prospectus forms a part.

Number of Authorized Shares

Effective October 15, 2025, the Company approved to decrease its number of authorized shares from 40,040,000 to 34,320,000.

Dividend Distribution

In November 2025, the Company declared and distributed cash dividends of JPY21,450,000 (approximately US$146,000).

Partial Sale of Shares in a Thai Subsidiary

On December 19, 2025, the Company entered into an agreement to sell 49% of the shares of Koei Thailand to HIDAKA HOLDINGS (2008) CO., LTD., for the purpose of business expansion in Southeast Asia by partnering with the established ferrous scrap recycling company in Thailand. The transaction is expected to be completed by the end of February 2026, for a total cash consideration of THB980,000 (approximately US$30,000).

Key Financial Performance Indicators

Our key financial performance indicators are revenues, cost of revenues, gross margins, income from operations, net income and adjusted EBITDA.

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Revenues

We currently generate our revenues from the following main sources:

Sales of Recycled Materials

A substantial portion of our revenue is derived from the sale of recycled materials and from the sale of reusable equipment recovered during the recycling and ITAD processes. Recycled materials primarily consist of electronic scrap, circuit boards, dismantled home appliances, and other industrial inputs containing precious metals, rare earth elements, and both ferrous and non-ferrous metals. Components or equipment with remaining utility are resold for reuse, which enhances overall margin contribution and supports resource efficiency objectives.

Revenue from these sales is recognized at a point in time when control of the goods transfers to the customer, which generally occurs upon completion of inspection and acceptance procedures. We do not offer warranties on recycled or reused materials. Our recycled materials mainly contain copper, gold and silver slags.

Industrial Waste Management and Other Services Revenue

We generate waste management revenue by collecting, transporting and disposing of industrial waste. It also provides other miscellaneous services, primarily IT asset disposal, involving the secured destruction or data erasure from used IT equipment, such as computers and smartphones, and professional services. Besides professional services, the service period normally ranges from one day to one week. Revenue is recognized at a point in time when the promised service is completed. The service period of professional services normally lasts for one month, and the revenue is recognized over the service period.

Payments to customers that are not in exchange for a distinct good or service are recorded as reductions of revenue. We make rebates to certain customers associated with payments for the recyclables obtained from the process of providing industrial waste management services, which will be subsequently processed by the Company and sold to other customers as recycled materials. The rebates amount is determined by mutual agreement between the Company and customers upon the completion of industrial waste management services. Rebates are generally recorded as reductions of revenue upon the receipt of the recyclable materials, in the same period when the corresponding service revenue is recognized.

Cost of Revenues and Gross Margins

Cost of revenues primarily consists of costs of goods sold associated with sales of recycled materials, salaries and outsourcing expenses for personnel directly involved in delivering services to customers, depreciation of property, plant and equipment used to produce our goods, along with related utilities and maintenance costs, and allocation of indirect costs such as corporate overhead.

We analyse the profitability of each transaction with customers and purchase from suppliers and closely observe the market price of metal markets for the purpose of balancing the satisfaction of customer and supplier business and our profit and achieving increasing revenues and profitability at the same time. Setting a reasonable gross margin is key to our success, especially for sales of recycled materials.

Income from operations

Income from operations is the difference between our revenues and cost of revenues, and operating expenses.

Net income

Net income is calculated by adding other income (expenses) and subtracting income tax expense to income from operations.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and should not be considered an alternative to GAAP net loss as a measure of operating performance or as a measure of liquidity. We define adjusted EBITDA as net income before provision for income taxes, loss from equity method investments, interest expense, depreciation and amortization expense, and provision for credit losses. We believe adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations. Adjusted EBITDA was $2,350,787 and $2,254,267 for the six months ended August 31, 2025 and 2024, respectively.

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Results of Operations

Results of operations for the six months ended August 31, 2025 and 2024

The following table sets forth our unaudited consolidated results of operations for each of the periods presented.

	For the Six Months Ended August 31,
	2025	2024
Revenues	$25,631,170	$25,557,281
Cost of revenues	(19,987,266)	(20,972,515)
Gross profit	5,643,904	4,584,766
Operating expenses
Selling, general and administrative expenses (including selling, general and administrative expenses from related parties of $48,515 and nil for the six months ended August 31, 2025 and 2024, respectively)	(3,673,149)	(2,787,487)
Total operating expenses	(3,673,149)	(2,787,487)

Income from operations	1,970,755	1,797,279

Other income (expenses)
Other income	44,096	82,298
Other expenses	(38,965)	(22,968)
Interest expenses	(93,893)	(66,805)
Loss from equity method investments	(110,884)	(189,541)
Total other expenses	(199,646)	(197,016)

Income before income taxes	1,771,109	1,600,263
Income tax expense	(622,880)	(532,685)
Net income	1,148,229	1,067,578
Less: net income attributable to non-controlling interests	11,840	-
Net Income attributable to Koei Group Co., Ltd.	$1,136,389	$1,067,578

The following table presents our reconciliation of GAAP net income to adjusted EBITDA for the periods indicated. For additional information regarding adjusted EBITDA, see “Key Financial Performance Indicators.”

	For the six months ended August 31,
	2025	2024
Net income	$1,148,229	$1,067,578
Provision for income taxes	622,880	532,685
Loss from equity method investments	110,884	189,541
Interest expense	93,893	66,805
Depreciation and amortization expense	372,865	396,008
Provision for credit losses	2,036	1,650
Adjusted EBITDA	$2,350,787	$2,254,267

Revenues

Our revenues generated from different revenue streams consist of the following:

	For the si x months ended August 31,		Variance
	2025	2024	Amount
Sales of recycled materials	$24,765,719	$24,820,755	$(55,036)
Industrial waste management and other services	865,451	736,526	128,925
Total	$25,631,170	$25,557,281	$73,889

Our total revenues remained stable during the periods, which increased by only 0.3% from $25,557,281 for the six months ended August 31, 2024 to $25,631,170 for the six months ended August 31, 2025, or an increase of $73,889. The revenue increased by $1,300,322 due to the change of currency rate as a result that the Japanese yen was slightly stronger for the year ended February 28, 2025, compared to the year ended February 29, 2024. In addition, we experienced a decrease in revenue of $1,226,433 mainly from sales of recycled materials due to the decline in sales of recycled metal materials, mostly containing copper, which was offset by an increase in the resale of refurbished tech devices. This was a result of the Company focusing on maintaining profits rather than pursuing revenue growth.

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Cost of Revenues and Gross Margin

	For the six months ended August 31,		Variance
	2025	2024	Amount
Cost of Revenues	$19,987,266	$20,972,515	$(985,249)
Percentage of revenues	78.0%	82.1%

Our total cost of revenues decreased by 5% from $20,972,515 for the six months ended August 31, 2024 to $19,987,266 for the six months ended August 31, 2025, or a decrease of $985,249. Cost of revenues decreased by $2,052,305, primarily due to the decrease in sales of recycled metal materials, of which the nature of the business involves a higher cost of revenues compared with the resale of refurbished tech devices. It was partially offset by the increase from the change of currency exchange rates of $1,067,056 as a result that the Japanese yen were slightly stronger for the six months ended August 31, 2025, compared to the six months ended August 31, 2024.

The Company generated a gross margin of 17.9% for the six months ended August 31, 2024, compared to a gross margin of 22.0% for the six months ended August 31, 2025. For the six months ended August 31, 2025, the Company achieved an approximately 5% increase in gross margin by focusing on the resale of refurbished tech devices. This profitability was driven by successfully procuring materials and devices at competitive prices—particularly from existing suppliers who highly value the Company’s proven track record—and selling to a customer who purchased at prices yielding healthy margins.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by 31.8% from $2,787,487 for the six months ended August 31, 2024 to $3,673,149 for the six months ended August 31, 2025, primarily driven by higher payroll costs following the acquisition of Koei US, and an increase in director remuneration due to board expansion aimed at strengthening corporate governance for the listing preparation. Additionally, the increased costs in travel, consulting, and research services were driven by strategic meetings and market research aimed at business expansion for the upcoming IPO.

Other Income (Expenses)

Other income (expenses), net increased from $(197,016) for the six months ended August 31, 2024 to $(199,646) for the six months ended August 31, 2025.

Loss from equity method investments decreased by 41.5% from $189,541 in for the six months ended August 31, 2024 to $110,884 in for the six months ended August 31, 2025. The decrease in loss from the investments contributed to the decrease in net loss generated by the investees.

Income Tax Expense

Income tax expense for the six months ended August 31, 2025 was $622,880 and $532,685 for the six months ended August 31, 2024, an increase of $90,195 was mainly attributable to the increase of income before income taxes.

Net Income

As a result of the above, net income for the six months ended August 31, 2025 was $1,148,229 and net income for the six months ended August 31, 2024 was $1,067,578, an increase of $80,651.

Net Income Attributable to Non-controlling Interests

The Company recognized non-controlling interests in connection with the acquisition of Koei US in March 2025. Net income attributable to non-controlling interests was $11,840 and nil for the six months ended August 31, 2025 and 2024, respectively.

Results of operations for the years ended February 28, 2025 and February 29, 2024

The following table sets forth our consolidated results of operations for each of the periods presented.

	For the Years Ended
	February 28, 2025	February 29, 2024
Revenues	$43,837,761	$35,857,180
Cost of revenues	(36,013,660)	(28,076,605)
Gross profit	7,824,101	7,780,575
Operating expenses
Selling, general and administrative expenses (including selling, general and administrative expenses from related parties of $28,553 and $58,906 for the years ended February 28, 2025 and February 29, 2024, respectively)	(5,736,347)	(4,905,569)
Total operating expenses	(5,736,347)	(4,905,569)

Income from operations	2,087,754	2,875,006

Other income (expenses)
Other income	159,361	61,684
Other expenses	(64,814)	(82,280)
Interest expenses	(145,805)	(135,585)
Loss from equity method investments	(360,182)	(701,348)
Total other expenses	(411,440)	(857,529)

Income before income taxes	1,676,314	2,017,477
Income tax expense	(491,229)	(692,225)
Net income	$1,185,085	$1,325,252

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The following table presents our reconciliation of GAAP net income to adjusted EBITDA for the periods indicated. For additional information regarding adjusted EBITDA, see “Key Financial Performance Indicators.”

	For the Years Ended
	February 28, 2025	February 29, 2024
Net income	$1,185,085	$1,325,252
Provision for income taxes	491,229	692,225
Loss from equity method investments	360,182	701,348
Interest expense	145,805	135,585
Depreciation and amortization expense	795,753	768,830
Impairment loss on deposit for asset acquisition	-	220,989
Provision for (reversal of) credit losses	(2,142)	2,094
Adjusted EBITDA	$2,975,912	$3,846,323

Revenues

Our revenues generated from different revenue streams consist of the following:

	For the Years Ended
	February 28, 2025	February 29, 2024	Variance Amount
Sales of recycled materials	$42,048,099	$34,112,949	$7,935,150
Industrial waste management and other services	1,789,662	1,744,231	45,431
Total	$43,837,761	$35,857,180	$7,980,581

Our total revenues increased by 22% from $35,857,180 for the year ended February 29, 2024 to $43,837,761 for the year ended February 28, 2025, or an increase of $7,980,581, mainly due to the increase in sale of recycled materials, particularly driven by the rise in market price of precious metals for recycle materials processed as well as the growth in the resale of refurbished tech devices. For the year ended February 28, 2025, copper, gold and refurbished tech devices accounted for approximately 56.4%, 11.6%, and 23.5% of the total sales of recycled materials, respectively. Revenue from these categories increased by approximately $3 million for copper and $3 million for gold, resulting from the Company’s efforts to improve the purity of its metal materials to capitalize on rising market prices throughout the year ended February 28, 2025. The remaining growth was mainly driven by the increase of revenue from resale of refurbished tech devices by approximately $4 million. The increase of revenue was partially offset by decrease from the change of currency exchange rates of $2 million as a result that the Japanese yen was slightly weaker for the year ended February 28, 2025, compared to the year ended February 29, 2024.

Cost of Revenues and Gross Margin

	For the Years Ended		Variance
	February 28, 2025	February 29, 2024	Amount
Cost of Revenues	$36,013,660	$28,076,605	$7,937,055
Percentage of revenues	82.2%	78.3%

Our total cost of revenues increased by 28% from $28,076,605 for the year ended February 29, 2024 to $36,013,660 for the year ended February 28, 2025, or an increase of $7,937,055. Aligned with the increase in sale of recycled metal materials including copper, gold and aluminum, and resale of refurbished tech devices, cost of revenues increased by $9,671,496, which was partially offset by the decrease from the change of currency exchange rates of $1,734,441 as a result that the Japanese yen was slightly weaker for the year ended February 28, 2025, compared to the year ended February 29, 2024.

The Company generated a gross margin of 21.7% for the year ended February 29, 2024, compared to a gross margin of 17.8% for the year ended February 28, 2025. For the year ended February 29, 2024, a single large deal related to the copper recycled materials with high profitability increased the overall gross margin. The Company obtained a batch of waste electrical appliances from a customer in the process of providing industrial waste management services, and issued a rebate to the customer, which was recorded as a reduction of revenue from industrial waste management services. The rebate amount was insignificant because the electrical appliances were waste and held no value to the customer. After further processing, the Company sold them to another customer at a market price as recycled materials, which significantly increased the revenue from sales of recycled materials. As a result of the foregoing, this transaction contributed approximately 5% increase in the total gross margin for the year ended February 29, 2024.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by 17% from $4,905,569 for the year ended February 29, 2024 to $5,736,347 for the year ended February 28, 2025, mainly due to the increase in IPO related expenses as the Company started the IPO process during the year ended February 28, 2025.

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Other Income (Expenses)

Other income (expenses), net increased from $(20,596) in the year ended February 29, 2024 to $94,547 in the year ended February 28, 2025. The net increase was mainly attributable to a gain from the termination of a commercial insurance, which was originally purchased to protect the Company from the risk of customer insolvency and uncollectible customer receivables.

Loss from equity method investments decreased by 49% from $701,348 in the year ended February 29, 2024 to 360,182 in the year ended February 28, 2025. The decrease in loss from the investments contributed to the decrease in net loss generated by the investees.

Income Tax Expense

Income tax expense for the year ended February 28, 2025 was $491,229 and $692,225 for the year ended February 29, 2024, a decrease of $200,996 was mainly attributable to the decrease of income before income taxes.

Net Income

As a result of the above, net income for the year ended February 28, 2025 was $1,185,085 and net income for the year ended February 29, 2024 was $1,325,252, a decrease of $140,167.

Liquidity and Capital Resources

In the six months ended August 31, 2025, the Company renewed its borrowings under the revolving lines of credit in order to fund the principal repayment of $7.9 million due in fiscal year 2026 and the acquisition of 51% equity interest in Nufika for cash consideration of $1 million in March 2025.

As of August 31, 2025, the Company had $8,792,603 in cash and cash equivalents compared to $6,824,377 as of February 28, 2025. In addition, the Company had $1,985,207 in accounts receivable as of August 31, 2025 compared to $1,808,475 as of February 28, 2025. The Company’s accounts receivable includes balances due from customers for the services and goods completed or provided by the Company and accepted by customers.

As of August 31, 2025, the Company’s working capital deficit was $1,960,188. In assessing liquidity, management monitors and analyses the Company’s balance of cash and cash equivalents, ability to generate sufficient future earnings, and operating and capital investment commitments. The Company believes that its current cash and cash equivalents from operations and borrowings from banks will be sufficient to meet its working capital needs for the next 12 months from the date of issuance of the unaudited financial statements.

Over the next few years, the Company intends to consider other sources of financing to meet its cash needs, including raising additional capital through equity issuances. While we face uncertainties regarding the size and timing of our fundraising, we are confident that we will be able to continue to meet our business needs through the use of cash flows generated from operations, bank and other borrowings, and shareholder working capital, as needed.

Cash Flows for the six months ended August 31, 2025 and 2024

The following table provides a summary of our cash flows for the periods indicated.

	For the six months ended August 31,
	2025	2024
Net cash provided by operating activities	$3,640,660	$2,930,089
Net cash used in investing activities	(1,165,556)	(297,691)
Net cash used in financing activities	(614,919)	(768,664)
Effect of exchange rate changes	108,041	393,642
Net change in cash and cash equivalents	1,968,226	2,257,376
Cash and cash equivalents as of the beginning of the period	6,824,377	7,147,447
Cash and cash equivalents as of the end of the period	$8,792,603	$9,404,823

Cash Provided by Operating Activities

During the six months ended August 31, 2025, net cash provided by operating activities of $3,640,660 was mainly due to net income of $1,148,229, adjusted for depreciation and amortization expense of $372,865, non-cash lease expense of $317,989, and changes in working capital including increase of income tax payables of $969,487, accounts payable of $806,804 and accrued expenses and other current liabilities of $330,267. Negative changes in working capital mainly consists of a decrease of $330,007 in operating lease liabilities.

During the six months ended August 31, 2024, net cash provided by operating activities of $2,930,089 was mainly due to net income of $1,067,578, adjusted for depreciation and amortization expense of $396,008 and changes in working capital including increase of accounts payable of $2,308,151. Negative changes in working capital mainly consists of an increase in account receivables, net of $884,024.

Cash Used in Investing Activities

During the six months ended August 31, 2025, net cash used in investing activities of $1,165,556 was mainly the result of cash paid for acquisition of Koei US, net of cash acquired of $956,554 and purchase of property, plant and equipment of $151,558.

During the six months ended August 31, 2024, net cash used in investing activities of $297,691 was mainly the result of purchase of property, plant and equipment of $243,028.

Cash Used in Financing Activities

During the six months ended August 31, 2025, net cash used in financing activities of $614,919 was mainly the result of repayments of bank and other borrowings of $582,425.

During the six months ended August 31, 2024, net cash used in financing activities of $768,664 was mainly the result of repayments of bank and other borrowings of $624,637 and distribution of dividends of $124,240.

 Cash Flows for the Years Ended February 28, 2025 and February 29, 2024

The following table provides a summary of our cash flows for the periods indicated.

	For the Years Ended
	February 28, 2025	February 29, 2024
Net cash provided by operating activities	$1,092,623	$2,851,277
Net cash provided by (used in) investing activities	154,755	(1,598,400)
Net cash used in financing activities	(1,592,603)	(1,446,143)
Effect of exchange rate changes	22,155	(759,940)
Net change in cash and cash equivalents	(323,070)	(953,206)
Cash and cash equivalents as of the beginning of the year	7,147,447	8,100,653
Cash and cash equivalents as of the end of the year	$6,824,377	$7,147,447

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Cash Provided by Operating Activities

During the year ended February 28, 2025, net cash provided by operating activities of $1,092,623 was mainly due to net income of $1,185,085, adjusted for depreciation and amortization expense of $795,753, non-cash lease expense of 528,712, and changes in working capital. Negative changes in working capital mainly consists of a decrease of $790,006 in income tax payable and a decrease of $549,363 in operating lease liabilities.

During the year ended February 29, 2024, net cash provided by operating activities of $2,851,277 was mainly due to net income of $1,325,252, adjusted for depreciation and amortization expense of $768,830, loss from equity method investments of $701,348, and changes in working capital. Negative changes in working capital mainly consists of an increase of $523,941 in inventories and partially offset by an increase of $589,435 in income tax payables.

Cash Provided by (Used in) Investing Activities

During the year ended February 28, 2025, net cash provided by investing activities of $154,755 was mainly the result of proceeds from surrender of life insurance policies of $681,429, partially offset by purchase of property, plant and equipment of $416,618.

During the year ended February 29, 2024, net cash used in investing activities of $1,598,400 was mainly the result of purchase of property, plant and equipment of $782,871 and purchase of long-term investments of $698,227.

Cash Used in Financing Activities

During the year ended February 28, 2025, net cash used in financing activities of $1,592,603 was mainly the result of repayments of bank and other borrowings of $1,454,884 and distribution of dividends of $124,240.

During the year ended February 29, 2024, net cash used in financing activities of $1,446,143 was mainly the result of repayments of bank and other borrowings of $1,266,583 and distribution of dividends of $138,078.

Contractual Obligations

Lease Agreements

The Company has entered into operating leases mainly for offices, parking lots, facilities and warehouses purposes, with terms ranging from one to three years. Additionally, the Company has finance leases for certain office equipment, production equipment and vehicles, with terms ranging from five to seven years.

The Company had no material finance lease. For more details of material operating leases, see “Description of Business—Facilities” on page 84 of this prospectus.

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As of August 31, 2025, the future maturity of lease liabilities is as follows:

Years ending February 28 (29),	Finance Lease	Operating Lease
Remainder of 2026	$28,271	$269,406
2027	46,641	244,665
2028	33,399	35,119
2029	14,454	7,175
2030	7,887	-
Thereafter	4,067	-
Total undiscounted lease payments	134,719	556,365
Less: imputed interest	(1,998)	(6,531)
Total lease liabilities	$132,721	$549,834

Long-Term Debt

The Company borrowed loans from various financial institutions for the purpose of purchasing property, plant and equipment, and for working capital purpose.

As of August 31, 2025, future minimum payments for loans are as follows:

Years ending February 28 (29),	Principal Repayment
Remainder of 2026	$7,484,253
2027	1,177,268
2028	1,090,424
2029	1,069,462
2030	1,040,577
Thereafter	1,667,461
Total	$13,529,445

Off-Balance Sheet Arrangements (Off-Balance Sheet Transactions)

There are no off-balance sheet arrangements as of August 31, 2025 and February 28, 2025.

Trend Information

The war in Ukraine and the imposition of broad economic sanctions against Russia could lead to higher energy prices and global inflation surge which caused the disruptions in global markets. Israel-Palestinian conflict may have adverse impact in the oil prices and other markets. It is unclear how the continued development and complexity of this situation will affect the Japanese economy and our business in the future. Fluctuations in the market prices of precious metals such as gold, silver, and copper could adversely affect the Company’s business. In addition, there is a risk that changes related to the acquisition of new customers and additional purchases by existing customers could adversely affect the Company’s results of operations; that deteriorating global economic conditions could have an adverse effect on the Company’s industry, business and results of operations; and that many of the other risks listed under “Risk Factors” could have an incremental effect.

Other than as disclosed in the consolidated financial statements, we are not aware of any other trends, uncertainties, demands, commitments or events for the six months ended August 31, 2025 and 2024, and the years ended February 28, 2025 and February 29, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

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Inflation risk

Inflationary pressures have recently increased, and may continue to increase, the costs of labor, raw materials and other inputs for our products. We have experienced, and may continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions. If our costs are subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases, which could adversely affect our business, results of operations or financial condition.

Liquidity risk

Liquidity risk is the risk that we will be unable to execute payments on the payment date when performing obligations to repay financial liabilities that come due. We monitor and maintain a level of cash and cash equivalents deemed adequate to finance our operation and to mitigate the effects of fluctuations in cash flow based on cashflow plans we prepare and maintain.

Market risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in the market prices of precious metals like gold, silver, and copper as well as interest rates. Lower market prices of precious metals could adversely affect our revenues, gross margin, and net income.

Interest Rate Risk

Our operations are interest rate sensitive. As the borrowing capability is adversely affected by increases in interest rates, a significant increase in interest rates may negatively affect the ability of borrowings to secure adequate financing. Higher interest rates could adversely affect our revenues, gross margin, and net income.

Credit risk

We hold cash in bank deposits financial institutions in Japan which are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. We have not experienced any losses on such accounts and believe they are not exposed to any significant credit risk on cash and cash equivalents. Credit risk is also the risk of our incurring financial losses due to the default of contractual obligations by customers. We conduct credit management of customers in Japan and outside of Japan based on their financial condition.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

The following description of critical accounting policies and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Business Combinations and Asset Acquisitions

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Transaction costs directly attributable to the acquisition are expensed as incurred.

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Fair value is determined based upon the guidance of ASC Topic 820, Fair Value Measurements and Disclosures, and generally are determined using Level 2 inputs and Level 3 inputs. The determination of fair value involves the use of significant judgment and estimates. The Company utilizes the assistance of a third-party appraiser to determine the fair value as of the date of an acquisition.

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion.

Valuation of Non-controlling Interests

The Company, with the assistance of an independent valuation specialist, determined the fair value of the non-controlling interests recognized in connection with the acquisition of Koei US using the income approach with the discounted cash flow valuation method, which requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rates. We believe the accounting estimate for valuation of non-controlling interests is a critical accounting estimate because our estimates are based on assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates.

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DESCRIPTION OF BUSINESS

Unless the context otherwise requires, “Koei,” the “Company,” “we,” “us,” “our,” and similar references refer to Koei Group Co., Ltd., a Japanese corporation, and its direct and indirect subsidiaries, including, KOEI JAPAN CO., LTD., a Japanese corporation, KOEISING PTE. LTD., a Singaporean corporation, KOEI (THAILAND) CO., LTD., a Thai corporation, EPJ CO., LTD., a Japanese corporation and Koei US, Inc., a Texas corporation.

Business Overview

Koei delivers secure, compliant, and sustainable solutions that protect data, recover resources, and enable customers to lead responsibly across the value chain. By transforming end-of-life technology and industrial waste into new value, we help fuel the global circular economy. We are a Japan-based holding company with consolidated subsidiaries in Japan, Singapore, Thailand, and the United States. Our business spans three primary areas—material recycling, information technology asset disposition (“ITAD”), and industrial waste management—with professional services in the United States representing a developing fourth business line.

Our operating subsidiaries include:

●	KOEI JAPAN CO., LTD., which oversees our recycling, industrial waste management, and ITAD operations in Japan;

●	KOEISING PTE. LTD., which operates an ITAD facility supporting secure recycling and data destruction services in Singapore;

●	KOEI (THAILAND) CO., LTD., which is in the process of establishing ITAD services and recycling operations to support the infrastructure and technology sectors in Thailand;

●	Koei US, Inc., which provides professional services and ITAD in the United States; and

●	EPJ Co., Ltd., which supports the expansion of our industrial waste management operations in Japan and to isolate legal and compliance risks associated with that business in a dedicated entity.

The following diagram reflects our current organizational structure as of the date of this prospectus:

(1)	On August 8, 2024, Koei acquired 100% equity interest in KOEI JAPAN CO., LTD. (“KOEI JAPAN”), which was formed on April 20, 1995, by exchanging all of its 286 common shares. As a result, KOEI JAPAN became a wholly owned subsidiary of Koei.
(2)	KOEISING PTE. LTD is a wholly owned subsidiary of KOEI JAPAN, formed on February 17, 2022.
(3)	As of August 31, 2025 and February 28, 2025, KOEI JAPAN held 99.99% ownership interest in KOEI THAILAND, which was formed on January 15, 2024, with the remaining 0.01% (equivalent to one share) held by the CEO of the Company. Given the immaterial impact of the non-controlling interest, no separate presentation was made in the consolidated financial statements. On December 19, 2025, the Company entered into an agreement to sell 49% ownership interest in KOEI THAILAND to HIDAKA HOLDINGS (2008) CO., LTD. The transaction is expected to be completed by the end of February 2026.
(4)	EPJ CO., LTD. was formed by Koei on March 10, 2025, to strengthen and expand our waste management operations in Japan.
(5)	On March 10, 2025, Koei entered into an agreement to purchase 51% shares of Nufika LLC (“Nufika”) from Robert Wagner, the Company’s Chief Business Officer and a director, Maki Wagner, the Company’s Chief Communications Officer and a director, and Hannah Wagner, who is Robert Wagner’s daughter. Nufika was formed on January 3, 2023, and is headquartered in Texas and has historically provided professional services to the energy sector, with limited ITAD activities to date. Koei acquired Nufika for the purpose of business expansion in the US. The deal was closed on March 10, 2025, with a total cash consideration of US$1,000,000. On February 26, 2025, Nufika was converted from an LLC to C-Corporation in Texas and has been renamed to “Koei US, Inc.”

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We process a wide range of products, including information technology (“IT”) equipment, office automation (“OA”) equipment, consumer electronics, circuit boards, non-ferrous metals, and large industrial machinery. Our vertically integrated operation combines manual dismantling, two large industrial crushers with different crushing methods, and advanced sorting equipment capable of particle size separation, aluminum separation, and electromagnetic metal separation to recover a variety of materials, including gold, silver, palladium, copper, aluminum, and iron. These materials are sold to metal smelters and refiners, contributing to the global supply chain of critical raw materials.

Our ITAD services provide secure, compliant, and ESG-aligned solutions to corporations, government agencies, and institutional clients. We deliver a range of services, including certified data erasure, physical destruction, and asset resale. Data sanitization is performed through a combination of physical destruction, magnetic degaussing, and software-based erasure within secure, licensed facilities.

We operate dedicated ITAD facilities in Japan and Singapore, both of which maintain security protocols aligned with industry standards. In Japan, we also deploy mobile shredding units—specially equipped vehicles that perform on-site destruction directly at customer locations, eliminating transport risk and reinforcing data protection.

Refurbishable assets are resold under strict quality control standards, generating revenue while supporting clients’ ESG objectives. Our ITAD operations contribute to sustainability goals by enabling reuse, reducing landfill waste, and recovering critical components. We also participate in leading regulatory frameworks such as the Carbon Disclosure Project (“CDP”) and Taskforce on Nature-related Financial Disclosures (“TNFD”), and are certified under the Science Based Targets initiative (SBTi) to reduce Scope 1 and Scope 2 greenhouse gas emissions.

In Japan, we operate a licensed industrial waste management business through KOEI JAPAN Co., Ltd. (“Koei Japan”), offering a one-stop solution that includes collection, transport, intermediate treatment, and resource recovery. We maintain licenses and favorable certifications in 46 of Japan’s 47 prefectures (excluding Okinawa), and operate certified treatment facilities in Yokohama City and Kitakyushu City. These operations comply with Japan’s Waste Management and Public Cleansing Act, the Secondhand Goods Business Act, and other applicable environmental regulations. We also own EPJ Co., Ltd., established in 2025 to further strengthen and expand our waste management operations in Japan.

Japan’s demanding regulatory environment—among the most rigorous globally—requires deep operational discipline, transparency, and technical expertise. Our ability to operate at scale within this framework is the result of decades of infrastructure investment, regulatory engagement, and strict internal controls. This platform supports our broader international expansion and underpins our reputation as a trusted, high-compliance partner.

Approximately 97% of our revenue for the six months ended August 31, 2025 and 2024, was derived from the sale of recycled materials and reused IT assets, with the remaining 3% from industrial waste management and other services fees. For the six months ended August 31, 2025 and 2024, the Company reported revenues of US$25,631,170 and US$25,557,281, respectively, net income attributable to Koei Group Co., Ltd. of US$1,136,389 and US$1,067,578, respectively, and had net cash provided by operating activities of US$3,640,660 and US$2,930,089, respectively. As stated in the unaudited consolidated financial statements, as of August 31, 2025, the Company had retained earnings of US$6,406,906.

Over 95% of our revenue for the fiscal years ended February 28, 2025 and February 29, 2024, was derived from the sale of recycled materials and reused IT assets, with the remaining 5% from industrial waste management and other services fees. For the years ended February 28, 2025 and February 29, 2024, the Company reported revenues of US$43,837,761 and US$35,857,180, respectively, net income of US$1,185,085 and US$1,325,252, respectively, and had net cash provided by operating activities of US$1,092,623 and US$2,851,277, respectively.

Our integrated model, breadth of licensed services, internationally recognized certifications (ISO9001, ISO14001, ISO27001, ISO45001, R2v3), and reputation for reliability position us to serve both public- and private-sector customers globally. In Japan, our competitive strength is further reinforced by our three major recycling centers, which anchor our operations and support deep, long-standing relationships with municipalities and enterprise clients. Our environmental commitment has been recognized with a “B” score from the CDP—a leading international nonprofit that evaluates climate-related performance on an eight-tier scale (A, A-, B, B-, C, C-, D, D-, F). This rating reflects our adherence to emissions, safety, and resource recovery standards, and supports our positioning as a trusted partner for ESG-aligned operations.

Our international expansion reflects a focused strategy targeting markets with rising demand for secure, compliant, and ESG-aligned services. In January 2024, we established KOEI (THAILAND) CO., LTD. (“Koei Thailand”), and on December 19, 2025, the Company entered into an agreement to sell a 49% ownership interest in Koei Thailand to HIDAKA HOLDINGS (2008) CO., LTD., for the purpose of business expansion in Southeast Asia by partnering with the established ferrous scrap recycling company in Thailand. The transaction is expected to be completed by the end of February 2026, for a total cash consideration of THB980,000 (approximately US$30,000). In March 2025, we acquired a 51% interest in Koei US, Inc. (“Koei US”), a Texas-based professional services firm formerly operating as Nufika LLC. Koei Thailand is evaluating facility development for ITAD services. Koei US, which historically served the energy sector, is a licensed engineering firm in Texas and staffed by employees and contractors. Neither currently operates a dedicated ITAD facility, though both are integral to our long-term growth plans.

We see significant opportunity in the U.S. and Southeast Asia, where industrialization, digital infrastructure investment, and regulatory tightening are accelerating demand for secure asset disposition and material recovery.

In Texas, we believe that Koei US is positioned to offer professional services and asset disposition services, particularly for energy, operational technology (“OT”), and digital infrastructure clients—offering a multimode service model for the U.S. market.

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As we scale internationally, we are committed to disciplined investment, operational efficiency, and selective customer and contract targeting. We seek to preserve margin stability while pursuing expansion into higher-value service areas, including engineering, consulting, and technology-enabled offerings. We operate under standardized Basic Sales Agreements (BSAs) and Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreements (IWCTD Agreements), each containing customary protections and termination provisions.

As part of our belief in continuous improvement, we have made and will continue to make strategic investments to enhance our operations and service offerings.

We have invested in advanced process automation technologies, including Japan’s largest 4-axis shredders, vertical crushers, industrial-scale crushers, and sorting systems. These upgrades are designed to improve operational efficiency, increase data and environmental security, and support the responsible recovery of critical resources. In parallel, we are also exploring the possibility of developing proprietary technologies that build on our decades of operational and process expertise; however, no formal initiatives have been launched, and there is currently no established timeline or definitive development plan in place.

Koei is driven by a bold ambition: to transform end-of-life assets into engines of renewal, supporting the next generation of infrastructure resilience and advancing the circular economy. We believe the future demands more than sustainability—it calls for regeneration. Through strategic investments in technology, talent, and stewardship, we are building a secure, compliant, and globally scalable platform that delivers data-driven sustainable solutions. Our goal is to help businesses reduce risk, unlock value, and lead responsibly across the entire value chain

Our Recycling and ITAD Facilities

Our recycling and ITAD operations are anchored by three strategically located facilities in Japan and one ITAD-focused facility in Singapore. Across all locations, we aim to maintain uniform standards of operational excellence, with a blend of precise manual disassembly and industrial-scale mechanical processing designed to maximize recycling rates, material purity, and regulatory compliance.

Yokohama Kanazawa Recycling Center (Kanagawa Prefecture, Japan)

●	Serves as our flagship facility for both material recycling and ITAD.

●	Owned by Koei Japan; spans approximately 9,900 square meters.

●	Houses Japan’s largest 4-axis shredders, vertical crushers, industrial-scale crushers, and optical sorting systems.

●	Supports high-efficiency recovery of materials containing precious metals, rare earth elements, and both ferrous and non-ferrous.

●	Includes a high-security ITAD-designated area with ISO27001- and R2v3-certified data erasure and destruction controls.

●	Security infrastructure includes surveillance cameras, infrared sensors, secure rooms, metal detection, pocketless uniforms, and card-based access control.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018, R2v3, licensed for intermediate industrial waste treatment by Yokohama City

Kitakyushu Recycling Center (Fukuoka Prefecture, Japan)

●	Supports material recycling and ITAD.

●	Leased facility (approx. 4,400 square meters)

●	Equipped with crushers and sorting systems.

●	Supports high-efficiency recovery of materials containing precious metals, rare earth elements, and both ferrous and non-ferrous.

●	Contains ISO27001-compliant secure data destruction room and refurbishment lines.

●	Security infrastructure includes surveillance cameras, secure rooms, metal detection, pocketless uniforms, and card-based access control.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018, licensed for intermediate industrial waste treatment by Kitakyushu City

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Chubu Recycling Center (Aichi Prefecture, Japan)

●	Specializes in ITAD and material recycling.

●	Leased facility of approx. 449 square meters.

●	Focused on manual dismantling, high-purity material separation, and secure destruction.

●	Security infrastructure includes surveillance cameras, metal detection, pocketless uniforms, and card-based access control, log tracking, and locked cargo.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018

●	Specializes in ITAD and material recycling.

●	Leased facility of approx. 449 square meters.

Singapore ITAD Facility

●	Purpose-built for Southeast Asian enterprise clients; smaller in scale but aligned with group quality standards.

●	Offers certified data sanitization, physical destruction, and compliant recycling services.

●	Certifications: ISO9001:2015, bizSAFE3

Japanese Environmental Performance and Compliance

●	Certified CFC recovery ensures the safe treatment of refrigerants in accordance with Japan’s fluorocarbon regulations.

●	Received a “B” environmental performance rating from the Carbon Disclosure Project (CDP) in 2024. A “B” rating is considered a strong result, signifying that the company is managing its climate-related risks and taking concrete action.

●	Certified under the Science Based Targets initiative (SBTi) for greenhouse gas reduction and endorsed the Taskforce on Nature-related Financial Disclosures (TNFD), reinforcing our long-term commitment to sustainability and transparency.

Material Recycling Business

We operate a vertically integrated recycling business in Japan focused on the collection, dismantling, processing, and resale of recovered materials. Our facilities utilize both manual and machine-based sorting technologies—including industrial-scale shredders, crushers, and sorters—to efficiently extract and purify a wide range of valuable materials, including precious metals, rare earth elements, and both ferrous and non-ferrous metals. These materials are recovered from sources such as IT and OA devices, household appliances, and industrial machinery.

Our operations contribute to reducing reliance on virgin materials and promote national and corporate circular economy goals. Recycled materials are primarily sold to metal recyclers, refineries, and smelters.

How Material Recycling Works

IT / Office Automation Equipment
Laptop and desktop computers, smartphones, monitor circuit boards, copper conductors, etc.
Dismantling and sorting by human eyes and hands
Oversized machinery
Air conditioners, TVs, multi-function copiers, washing machines dryers, refrigerators, freezers, etc.
Crushing and sorting by large crushers
Refining raw materials (gold, brass, iron, aluminum, nickel, etc.)
Shipping
Refining companies

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Assessment and appraisal

Our sales representatives, located throughout Japan, provide suppliers with assessments and appraisals of recyclable materials. Following a thorough assessment, we offer an integrated service that includes purchase, collection, transportation, and environmentally compliant disposal. This service is designed to ensure convenience, regulatory compliance, and speed of execution for our material recycling business.

Collection and removal of recyclables and industrial waste

We provide nationwide (excluding Okinawa Prefecture) collection and removal services for recyclables and industrial waste. For items containing sensitive information, such as data storage devices, we use security carts to prevent information leakage during transport. Our operations are certified under ISO27001, ISO14001, ISO9001, and ISO45001, underscoring our commitment to data security, environmental responsibility, quality management, and workplace safety.

Dismantling, crushing and sorting (manual dismantling/dismantling and sorting using large-scale equipment)

We employ a hybrid approach combining manual dismantling with industrial crushing and sorting equipment to optimize material recovery. Hand dismantling ensures high precision in separating materials from complex devices like OA and IT equipment. Our Yokohama Kanazawa and Kitakyushu Recycling Centers are equipped with some of Japan’s largest 4-axis and vertical crushers, supporting high-throughput processing and material-specific separation.

Specialized machines are used to process complex components such as black motors from air conditioning compressors and coated wires. For example, enamel copper is extracted using dedicated disassembly equipment, while coated copper wire is ground into high-purity copper powder using precision grinders.

CFC Recovery

We are registered as a Class I fluorocarbon recovery operator in Japan. Certified technicians recover CFCs from vending machines, commercial air conditioners, and refrigerated showcases. We issue official CFC recovery certificates in accordance with regulatory standards.

Analysis for Recycling

In collaboration with Aqua Pulse Co., Ltd., we may conduct material analysis on metal and other content prior to resale. This process allows us to estimate recycling value and optimize pricing for high-value materials.

Sales of Recycled Materials

We identify potential buyers—primarily metal refiners, recyclers, and smelters—through our business network and supplier referrals. Our sales team actively contacts prospects to negotiate deal terms and pricing. Once a sales agreement is reached, we coordinate purchases from suppliers, process the materials, and arrange delivery to the buyer’s specified location. Buyers inspect the materials upon receipt, and we recognize revenue upon fulfillment of our performance obligations.

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Approximately 95% of our revenues are generated from selling recycled materials. For the years ended February 28, 2025 and February 29, 2024, with respect to our sales of recycled materials business, we reported total revenues of US$42,048,099 and US$34,112,949, respectively. For the six months ended August 31, 2025 and 2024, with respect to our sales of recycled materials business, we reported revenues of US$24,765,719 and US$24,820,755, respectively. During the year ended February 28, 2025, we generated 17% and 17% of total revenues from two customers, Customers PI CollaboTech, Inc. and TOWA Co., Ltd., respectively. During the year ended February 29, 2024, we generated 11% and 16% of total revenues from two customers, PI CollaboTech, Inc. and Jyougen Sangyou Co., Ltd., respectively. During the six months ended August 31, 2025, we generated 28% and 17% of total revenues from two customers, Customers PI CollaboTech, Inc. and TOWA Co., Ltd., respectively. During the six months ended August 31, 2024, we generated 19% and 16% of total revenues from two customers, PI CollaboTech, Inc. and TOWA Co., Ltd., respectively.

Information Technology Asset Disposition (“ITAD”) Business

We provide secure and compliant IT asset disposition (ITAD) services to corporations, government agencies, and other organizations managing end-of-life IT equipment. Our ITAD operations are designed to ensure data security, environmental compliance, and value recovery through reuse and recycling. We operate dedicated ITAD facilities in Japan and Singapore, with Japan serving as our primary base of operations. Our Singapore facility is smaller in scale but provides secure asset disposition services to local customers in the Southeast Asia region.

In Japan, we also offer on-site data destruction services through mobile shredding units. Our ITAD business is certified under ISO27001, ISO14001, ISO9001, and ISO45001, and complies with stringent information security and environmental management standards. Where feasible, we resell IT equipment that meets internal and customer-approved quality assurance criteria, enabling additional revenue streams while promoting sustainability.

Assessment and appraisal

Our sales offices throughout Japan provide assessments and appraisals for the purchase and disposal of IT equipment. We offer a consistent end-to-end service from initial assessment and pricing proposals to collection, transport, and secure processing. We handle a broad range of devices, including PCs, servers, smartphones, tablets, peripheral equipment, and office fixtures. We tailor disposal methods, including material recycling and reuse, to meet each customer’s specific needs and support efficient IT asset transitions, including large-scale replacements.

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Data deletion and media destruction

We offer multiple data destruction methods that comply with international standards and best practices:

●	Physical destruction: We use mechanical drill, punch, or shred equipment to visibly destroy storage media such as HDDs, SSDs, USB drives, and magnetic tapes.
●	Magnetic deletion: High-strength magnetic fields are applied to erase data from applicable media.
●	Overwriting deletion: Certified data erasure software (recognized by the Data Proper Deletion Execution Certification Committee, ADEC) is used to overwrite existing data in accordance with international data security standards.

Upon request, we issue data deletion and destruction certificates, including detailed reports with photos and serial number lists.

Onsite Service

Our mobile on-site shredding service in Japan allows customers to securely destroy storage media at their own facilities, without transferring sensitive data offsite. We currently operate one mobile shredding vehicle—a 4-ton Isuzu ELF truck equipped with an on-site HDD crusher and diesel generator. The truck is configured to enter standard underground parking facilities (below 2.8 meters in height) and is optimized for efficient operation in urban settings.

We are evaluating future expansion of the on-site shredding fleet in response to customer demand, particularly in Southeast Asia.

Collection, removal, and disposal

We offer secure collection and removal services for IT equipment nationwide in Japan (excluding Okinawa Prefecture) and Singapore. We are certified in Japan as an excellent industrial waste collector and transporter, and we use lockable security containers and, when requested, GPS-equipped vehicles to prevent information leakage during transit. Equipment received at our facilities in Japan and Singapore is monitored by a comprehensive array of surveillance cameras, and our trained staff follow strict protocols to ensure secure handling and disposal.

We also support unracking services for the removal of IT hardware from server environments, enhancing convenience for data center and enterprise customers.

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Office relocation

We assist with removal and collection of IT equipment, racks, and office furniture during office relocations. Our security zones—located in our Yokohama Kanazawa, Chubu, and Kitakyushu facilities—feature stringent access controls including card authentication, metal detectors, log management systems, and pocketless workwear to maintain high standards of physical and information security. A comprehensive array of surveillance cameras and infrared sensors are installed company-wide to enhance internal and external monitoring.

Certifications and compliance

We maintain ISO27001 certification for information security management, along with R2 (Responsible Recycling) certification, an internationally recognized standard specific to the electronics recycling industry. R2 certification ensures responsible reuse, recycling, and final disposition of electronic equipment.

In addition to ISO and R2 certifications, we hold industrial waste management licenses and Certificates of Excellence from 48 local governments across Japan. These certifications enable us to serve data centers, large corporations, multinational clients, and government agencies with strict regulatory and operational requirements.

Intermediate Treatment and Collection and Transportation of Industrial Waste

In Japan, we operate a licensed industrial waste management business through our wholly owned subsidiary, KOEI JAPAN Co., Ltd. (“Koei Japan”), providing comprehensive services that include the collection, transportation, and intermediate treatment of industrial waste. These operations are conducted in compliance with Japan’s Waste Management and Public Cleansing Act, the Secondhand Goods Business Act, and other applicable environmental regulations. This business is being transitioned to the recently formed EPJ Co., Ltd.

We currently hold industrial waste management certifications and permits in 46 of Japan’s 47 prefectures (excluding Okinawa) and operate licensed treatment facilities in Yokohama and Kitakyushu. Both facilities are certified by their respective local authorities, and our company has been recognized with “Certificate of Excellence” designations for nearly all our industrial waste handling permits, reflecting our strong compliance history and operational integrity.

How Industrial Waste Intermediate Treatment, Collection and Transportation Works

Intermediate treatment / crushing
Collect industrial waste from the business operators
Collection / transportation
Sorting / sorted plastic scrap / wood chips
Crushing
Recycling materials (fluff / papermaking materials)
Recycling of fluorescent lamps, primary cells, rechargeable cells, batteries
Sorting
Mercury, glass, electrodes, fluorescent powder, lead and plastic containers
Collection / transportation
Recycling plant Final landfill site
Resource recovery

Assessment and appraisal

Our nationwide network of sales offices enables us to provide prompt assessments and appraisals for industrial waste services. We offer end-to-end support for waste disposal projects, including site assessment, contract preparation, logistics planning, and execution. Our experienced staff assist customers with the execution of both industrial waste consignment contracts and collection and transportation agreements, delivering tailored solutions that meet regulatory requirements and operational needs.

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Collection, recovery, and removal services

We provide full-scale industrial waste collection and removal services across Japan (excluding Okinawa Prefecture), offering solutions for office decommissioning, facility closures, and large-scale equipment disposal. Secure transportation methods are used to prevent environmental contamination and information leakage. Where appropriate, we also support thermal recycling and material recycling processes to reduce landfill volumes and support sustainable waste treatment.

Intermediate treatment and recycling

Our intermediate treatment facilities perform sorting, dismantling, crushing, and other pre-processing functions to prepare waste for reuse or safe disposal. We combine manual disassembly with large-scale mechanical processing equipment to maximize recycling efficiency and recovery rates. We promote material recycling whenever feasible, in accordance with the waste type and customer goals.

Our recycling programs include:

●	Plastics and CO₂ Reduction: By diverting excess plastics from landfill and incineration, we reduce greenhouse gas emissions through proper sorting and shredding processes.

Thermal Recycling:

●	Crushed and separated waste plastics are repurposed as alternative fuels (e.g., fluff fuel) or used as input for power generation, promoting energy recovery.
●	Fluorescent Lamp Recycling: Fluorescent lamps—including straight, ring, and compact types—are safely dismantled into components (mercury, glass, electrodes, phosphor) and recycled in partnership with specialized vendors. Mercury, a hazardous substance, is recovered and reused.
●	Battery Recycling: We recycle both primary (e.g., manganese, alkaline, lithium) and secondary (e.g., nickel-cadmium, lithium-ion) batteries in cooperation with licensed partners. Waste fluids are neutralized, and lead and plastic casings are recovered for reuse. Consultation on insulation and safety countermeasures is also available.

Compliance support and certifications

We maintain a strong compliance framework with dedicated legal specialists who assist customers with regulatory questions, contract structures, and the issuance of proper industrial waste manifests—both in paper and digital formats. Our operations adhere to multiple international standards, including:

●	ISO 14001 – Environmental Management
●	ISO 27001 – Information Security Management
●	ISO 9001 – Quality Management
●	ISO 45001 – Occupational Health and Safety

These certifications reflect our commitment to safety, quality, transparency, and regulatory compliance in all aspects of our industrial waste operations. We also maintain internal compliance protocols, including third-party legal reviews, to ensure adherence to national and local laws and continuous improvement of our systems and controls.

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Professional Services

Koei US currently provides professional services to clients in the energy, manufacturing, and industrial sectors. Our offerings currently include:

●	Project and discipline engineering;

●	Technology enabled digital services;

●	Systems integration;

●	Operations and business consulting; and

●	Strategic advisory for modernization.

As we grow internationally, the intent is to add these professional service capabilities in other markets, where there is demand for infrastructure development and ESG-aligned modernization.

Our professional services use industry best practices and are intended to support digital infrastructure, OT systems, and production and manufacturing environments. By integrating these services with physical asset disposition and recycling, we are delivering a full-lifecycle offering—from strategic planning to execution and compliance assurance.

We believe that these knowledge-based services complement our asset disposition services by providing strategic guidance to customers navigating digital transformation, infrastructure modernization, and sustainability initiatives.

Technology Enabled Digital Services

We are exploring proprietary technologies that build on decades of field experience across recycling, ITAD, and operations. Our innovation strategy focuses on:

●	Operational and process automation tools and systems utilizing AI;

●	Enhanced environmental and data security; and

●	New commercial applications in resource recovery and infrastructure lifecycle management.

These initiatives are designed to strengthen scalability, improve customer value, and support long-term competitive differentiation in global circular economy and digital infrastructure markets.

Growth Strategies

Koei is focused on disciplined international expansion, margin-enhancing service integration, and innovation to capture long-term demand for secure, compliant, and sustainable asset disposition, material recycling, and professional services. Our strategy is built around proven operational foundations, scalable infrastructure, and targeted investment in growth markets.

Expand Our International Footprint with a Focus on Southeast Asia and North America

We are aiming to scale our Japanese operating model—characterized by strict regulatory compliance, operational transparency, and a commitment to ESG principles—into geographies undergoing rapid industrial and digital transformation.

●	Japan: We established EPJ Co., Ltd. in 2025 to expand our industrial waste treatment capacity and plan to launch a new ITAD center in the Kansai region to support domestic growth.

●	Singapore: We are evaluating mergers or acquisitions of local recyclers to accelerate market penetration and infrastructure scale.

●	Thailand: Through Koei Thailand, we plan to construct a dedicated ITAD center in the Sirachah region and are exploring strategic alliances with major domestic recycling firms.

●	United States: Koei US enables entry into North America. We offer professional services and will look to establish operations supporting asset disposition market as well as technology enabled digital services.

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Scale OTAD Capabilities

Through Koei US, we are pursuing OT service offerings that serve sectors with complex industrial systems, including:

●	Energy;

●	Utilities; and

●	Manufacturing.

Our goal is to be a leader in these segments of our business by integrating secure decommissioning, professional services, and compliance with industry standard cybersecurity and infrastructure risk frameworks. We believe that OTAD has the potential to be an under-addressed category that complements our core recycling and ITAD operations.

Deepen Customer Engagement Through Cross-Selling and Bundled Solutions

We are seeking to enhance customer value and wallet share by offering bundled, lifecycle-oriented service packages that combine:

●	Material recycling;

●	ITAD and OTAD;

●	Industrial waste management; and

●	Professional services.

We believe that this approach allows us to serve as a single-source provider for customers navigating infrastructure modernization, ESG targets, and end-of-life compliance challenges.

Expand Industrial Waste Management Capacity and Efficiency

Through EPJ Co., Ltd., we are enhancing our industrial waste operations in Japan by:

●	Expanding intermediate treatment capacity;

●	Optimizing transportation and logistics; and

●	Deploying mobile processing units, including secure on-site shredding vehicles.

We believe that these improvements will increase throughput, improve client coverage, and support margin stability through greater operational leverage.

Pursue Strategic Acquisitions and Partnerships

We are actively evaluating selective acquisitions and alliances to strengthen our platform. Focus areas include:

●	ITAD and recycling providers in target markets;

●	Professional and operational service firms; and

●	Adjacent verticals such as industrial or medical waste management.

Our M&A strategy is guided by operational and financial discipline, with a focus on cultural fit, regulatory readiness, and synergies that support our platform’s long-term scalability.

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Expand Margin Profile Through Professional Services

We aim to continue scaling our professional services—currently supported by Koei US—in the U.S. and may phase into Japan and Southeast Asia in time. These services may include:

●	Project and discipline engineering;

●	Technology enabled digital services;

●	Systems integration; and

●	IT/OT modernization consulting.

We believe that these engagements can provide revenue, increase retention, and position Koei as a lifecycle partner rather than a commodity vendor.

Develop Technology Enabled Digital Services to Support Scalability and Competitive Advantage

We are exploring the development of proprietary tools and platforms to improve:

●	Asset handling, classification, and tracking;

●	Automation of recycling and data destruction workflows; and

●	Operational and process data and workflow management.

These efforts will be designed to support scalability, protect margins, and create defensible advantages in an increasingly digital and compliance-driven asset lifecycle market.

Membership in Yokohama Urban Solution Alliance

On October 21, 2022, Koei Japan became a member of the Yokohama Urban Solution Alliance (“YUSA”). YUSA was established on July 6, 2017, by small and medium-sized companies in Yokohama in response to Yokohama City’s move to strengthen the functions of the Yokohama Partnership of Resources and Technologies (Y-PORT) Center, in order to expand opportunities for overseas infrastructure business and contribute to solving urban issues in emerging countries. Y-PORT is an initiative by the City of Yokohama aimed at sharing the city’s urban development expertise with emerging countries especially in the Asia Pacific area. By leveraging Yokohama’s experience in overcoming urban challenges, Y-PORT seeks to co-create innovative smart urban solutions tailored to the specific needs of partner cities. Our Chief Executive Officer, President and Representative Director, Mamoru Iwamoto serves as a director of YUSA.

YUSA is an organization that aims to promote international cooperation through public-private partnerships and create business opportunities for local companies by solving urban issues in emerging countries. To this end, we are developing activities in cooperation with YUSA based on the following three pillars.

●	Research: Commissioned research on overseas infrastructure business from overseas private companies, the Japanese government, and international aid organizations (including re-commissioning from domestic private companies). We invite participating companies and conduct a survey with member companies.
●	Project formation support: Based on the seeds generated from research projects, we provide information for the formation of individual projects and coordinate operations (promoting partnerships between member companies, identification of investment partners, introduction of support systems, various application support, introduction of partner organizations, etc.).
●	Promotion: Provide information on the technologies and services of member companies via the internet, international conferences, and networks of partner offices. In addition to matchmaking and business meetings with target cities and companies, we will promote the exchange of information among member companies and promote the packaging of solutions for urban issues.

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Customers and Suppliers

Customers

Koei serves a diverse and expanding customer base that includes multinational corporations, public-sector entities, infrastructure operators, and industrial enterprises. Our integrated platform—spanning recycling, ITAD, industrial waste management, and professional services—allows us to address complex, evolving customer needs across geographies and industries.

We operate primarily under a Business-to-Business (B2B) model, serving organizations that prioritize regulatory compliance, data security, and environmental stewardship. While our current focus is institutional, we are evaluating future service models to reach individual consumers through mobile or digital offerings.

Large Enterprises and Multinational Corporations

We provide end-to-end lifecycle solutions to large enterprises and multinational corporations across:

●	Finance and insurance;

●	Energy and utilities;

●	Manufacturing and industrial automation;

●	Technology and telecommunications; and

●	Logistics and supply chain.

Public Sector and Government Agencies

We serve municipal and national entities managing sensitive IT assets and regulated waste. We believe that our track record of compliance, chain-of-custody integrity, and ISO/R2v3 credentials make us a trusted partner for mission-critical projects—particularly in Japan, where we hold licenses in 46 prefectures.

Infrastructure Operators and Industrial Enterprises

Through our professional services capabilities, we can serve utilities, industrials, manufacturing, and logistics operators undergoing infrastructure modernization with secure decommissioning and upgrades of SCADA systems, PLCs, ruggedized computing, and legacy control equipment—delivered with technical assurance and regulatory alignment.

Data Centers and Cloud Infrastructure Providers

We can support hyperscale and enterprise data centers with:

●	ITAD;

●	On-site or off-site data destruction;

●	Certified downstream recycling; and

●	Critical material recovery.

This is expected to be a growing segment for Koei, especially in regions like Texas and Southeast Asia where AI and cloud infrastructure are scaling.

Small and Medium-Sized Enterprises (SMEs)

In Japan, we support SMEs through mobile shredding units and modular service offerings. These solutions enable on-site secure data destruction and flexible recycling for clients with lower volume but high compliance needs. We plan to expand similar service formats into Singapore and Thailand.

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Customer Acquisition and Digital Marketing

We leverage performance-driven digital marketing strategies across key regions. Between August 2023 and July 2024:

●	Japan: Generated 46,199 website clicks and 120 customer orders.

●	Singapore: Generated 5,995 clicks and 111 customer orders.

Our campaigns focus on high-conversion landing pages and targeted search advertising. We continue to refine our digital strategy to cost-effectively grow demand and conversion in high-priority regions.

Material Sourcing

Our material inputs are sourced from a wide range of upstream channels:

●	45% from home appliance recycling facilities;

●	26% from manufacturers;

●	20% from IT and telecommunications companies;

●	7% from leasing companies; and

●	2% from government agencies and institutional sources.

This diversified sourcing ensures consistent volumes, pricing resilience, and alignment with customer ESG and compliance priorities.

Suppliers

A large percentage of the supplier attributes are home appliance recycling plants and manufactures, followed by IT and telecommunications companies.

Supplier Attributes	Purchase Ratio
Home appliance recycling plant	45%
Manufacturers (companies that generate unnecessary non-ferrous metals and industrial waste in the manufacturing process)	26%
IT and telecommunications / ICT companies	20%
Leasing companies (asset disposal)	7%
Central government offices, municipalities, the Metropolitan Police Department, airlines, banks, etc.	2%

Concentration of Customers and Suppliers

Customers

For the years ended February 28, 2025 and February 29, 2024, with respect to our sales of recycled materials business, we reported total revenues of US$42,048,099 and US$34,112,949, respectively. For the six months ended August 31, 2025 and 2024, with respect to our sales of recycled materials business, we reported total revenues of US$24,765,719 and US$24,820,755, respectively.

It is the nature of our business that a high concentration of our revenue is derived from the sales of recycled materials business and therefore when we sell our recycled materials there is a tendency to have large customers who purchase our materials. It is important to build trust in our business relationship by continuing providing high quality and purity materials which include metals such as gold, silver, copper, palladium, aluminum, and iron. With such effort, these customers are repeat customers, generating a large percentage of our revenues. We rely on these purchasers and there is a risk that these purchasers may be unable to make payment under their obligations to us thereby affecting our revenues.

During the year ended February 28, 2025, we generated 17% and 17% of total revenues from two customers, Customers PI CollaboTech, Inc. and TOWA Co., Ltd., respectively. During the year ended February 29, 2024, we generated 11% and 16% of total revenues from two customers, PI CollaboTech, Inc. and Jyougen Sangyou Co., Ltd., respectively. During the six months ended August 31, 2025, we generated 28% and 17% of total revenues from two customers, Customers PI CollaboTech, Inc. and TOWA Co., Ltd., respectively. During the six months ended August 31, 2024, we generated 19% and 16% of total revenues from two customers, PI CollaboTech, Inc. and TOWA Co., Ltd., respectively.

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Suppliers

Suppliers for our material recycling business includes home appliance recycling plants, manufacturers and IT and telecommunications/ ICT companies for the purchase mainly of Information Technology (“IT”) equipment, Office Automation System (“OA”) equipment, disassembled home appliances, circuit boards, and nonferrous metals.

During the years ended February 28, 2025 and February 29, 2024, we made 10% and 11% of total purchases from one supplier, Nishinihon Kaden Recycle Corporation, respectively. During the six months ended August 31, 2025, we generated 17% and 10% of total purchased from two suppliers, LY Corporation and RBN Co., Ltd, respectively. During the six months ended and August 31, 2024, we made 14% of total purchases from one supplier, LY Corporation.

Key Benefits to Customers

Koei provides enterprise, government, and industrial clients with an integrated, end-to-end platform for secure, compliant, and sustainable management of technology assets, OT systems, and industrial waste. Our bundled solutions help customers reduce risk, meet regulatory and ESG requirements, and enhance operational efficiency throughout the asset lifecycle.

Comprehensive Lifecycle Solutions

By delivering a broad range of capabilities—from decommissioning and data erasure to material recovery, industrial waste treatment, and professional services we seek to simplify vendor management, reduce total cost of ownership, and improve service for our customers.

Secure Data Destruction and Regulatory Assurance

Our services comply with globally recognized standards, including:

●	ISO27001 – Information Security;

●	ISO9001 – Quality Management;

●	ISO14001 – Environmental Management;

●	ISO45001 – Occupational Health and Safety; and

●	R2v3 – Responsible Recycling.

We offer certified data erasure, auditable chain-of-custody protocols, and secure physical destruction, helping clients safeguard sensitive data and meet jurisdiction-specific privacy, ESG, and environmental disclosure obligations.

These frameworks aim to provide additional assurance to infrastructure operators and regulated industries managing complex digital and physical transitions.

OT Asset Management

Through Koei US, we offer OT asset management services tailored to operational infrastructure—such as SCADA systems, PLC networks, and ruggedized computing hardware—across sectors like energy, logistics, manufacturing, and utilities. We believe that our combined technical and regulatory expertise allows us to manage assets that may be beyond the scope of conventional ITAD providers, reducing customer risk in highly regulated or mission-critical environments.

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Professional Services

Koei US’s professional services team provides strategic and technical advisory support for operating environments, infrastructure modernization and digital transformation projects. We believe that these knowledge-based services complement our physical asset recovery offerings, enabling us to support clients through planning, execution, and compliance.

Sustainability and Circular Economy Enablement

Our recycling and ITAD operations help clients meet their sustainability and net-zero goals by:

●	Diverting materials from landfill;

●	Reducing scope 3 emissions;

●	Recovering critical raw materials;

●	Enabling reuse through refurbishment; and

●	Providing auditable ESG documentation through internationally recognized reporting frameworks.

We also support closed-loop recovery programs and resource efficiency mandates for multinational clients, public-sector agencies, and infrastructure operators.

Industry Overview and Market Opportunity

Koei operates at the intersection of two dynamic global sectors: resource recycling and asset disposition. Macroeconomic trends, regulatory pressures, rapid digital infrastructure expansion and technological shifts accelerating critical mineral demand are driving heightened demand for secure, compliant, and sustainable solutions to manage the lifecycle of digital infrastructure, operational technology systems, and industrial materials. We believe that Koei is positioned to capitalize on accelerating global demand for secure, compliant, and sustainable lifecycle solutions across ITAD, recycling, and professional services.

Global Resource Recovery and Circular Economy Trends

As governments and enterprises transition toward sustainable, circular models, there is a growing imperative to minimize waste and reintroduce materials into productive use. According to the Grand View Research, rising metal prices and shorter product life cycles of consumer and electronic gadgets are intensifying pressure on ecosystems and supply chains.2

In response, regulatory and corporate initiatives are increasingly prioritizing the recovery of high-value secondary raw materials—particularly gold, copper, palladium, and rare earth elements—essential to electronics, renewable energy systems, and advanced manufacturing. We believe that companies like Koei, with expertise in disassembly, sorting, and metal recovery, are critical to this supply chain.

Rising E-Waste Volumes and End-of-Life Asset Turnover

The Global E-waste Monitor 2024 reports that 62 million metric tons of e-waste were generated worldwide in 2023, with annual growth exceeding 2 million tons. Less than 20% of this volume is formally collected and recycled. Organizations face mounting challenges managing large inventories of end-of-life assets—ranging from smartphones to industrial control systems—amid increasing scrutiny over data privacy, traceability, and environmental performance. The accelerated deployment of AI, cloud computing, and hyperscale infrastructure is further shortening asset lifecycles, amplifying the need for secure, sustainable ITAD and recycling services.

2 Grand View Research, 2025, Metals Recycling: Market Analyses 2025

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Japan’s Regulatory Leadership in Waste Management

Japan is among the most tightly regulated waste management environments globally. Operators must comply with the Waste Management and Public Cleansing Act, Secondhand Goods Business Act, Air and Water Pollution Control Acts, Fire Service Act, and other stringent frameworks that govern licensing, documentation, and environmental safety.

Koei Japan holds waste collection and treatment licenses in 46 of Japan’s 47 prefectures (excluding Okinawa) and operates intermediate treatment centers in Yokohama and Kitakyushu. Our streamlined industrial waste disposal service maximizes the recovery of high-value materials, significantly reduces landfill waste, and minimizes environmental impacts—achieving a 100% recycling rate for our primary product: discarded office equipment. Our operations are certified under ISO9001, ISO14001, ISO27001, ISO45001, and R2v3—demonstrating rigorous adherence to global standards. Long-term experience navigating these conditions serves as a strategic asset as we expand internationally.

Digital Infrastructure Modernization and OTAD

Digital transformation in sectors such as energy, manufacturing, logistics, and infrastructure is expanding the footprint of operational technology (“OT”) systems—including supervisor control and data acquisition (“SCADA”) components, industrial sensors, programmable logic controllers (PLCs), and ruggedized computing hardware.

As legacy systems are replaced with next-generation technologies, there is demand for OT asset disposition (“OTAD”) services that combine secure disposition with technical expertise. Conventional ITAD vendors may lack the technical expertise required to support clients with these systems and the environments where they are located. We are developing capabilities and intend to support these markets.

Tightening Global Regulation and ESG Pressures

Regulators worldwide are imposing stricter mandates on data protection, environmental performance, and responsible material handling. Enterprises and public institutions face mounting pressure to demonstrate compliance with global frameworks. Koei’s licenses, certifications, and operational transparency position us to serve as both a qualified vendor and trusted partner in helping clients meet these evolving obligations.

Rising Demand for Critical Material Recovery

Supply chain vulnerabilities and geopolitical instability have made the recovery of critical raw materials—such as gold, copper, palladium, and rare earth elements—a strategic priority. The growth of renewable energy, electric vehicles, and AI-driven systems is amplifying global competition for these inputs.

Koei’s material recovery operations help reduce dependence on virgin extraction and directly support customer sustainability, resiliency, and resource security goals aligned with circular economy principles.

Market Opportunity in Japan, Southeast Asia and the U.S.

Japan’s ITAD and metals recycling markets are expanding rapidly, fueled by industrial modernization, smart infrastructure, and rising sustainability mandates. Together, they represent a significant long-term opportunity to capture value from secure decommissioning of technology assets and the growing demand for recycled metals across key industries.

Southeast Asia is undergoing rapid industrialization, digital infrastructure investment, and regulatory maturation—creating fertile ground for the growth of Koei’s Japanese operating model. We are expanding in Singapore and Thailand to meet rising institutional demand for secure, auditable, and ESG-aligned material recycling and ITAD services.

In the United States, we are shifting toward integrated lifecycle solutions that meet sustainability mandates, data security needs, and regulatory compliance. Koei US provides an established foothold for us to deliver services into a mature but evolving market.

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Regional Material Recycling Markets3

The global metal recycling market was valued at approximately $983.8 billion in 2024 and is projected to reach $1,247.0 billion by 2030, representing a 4.3% CAGR. Aluminum accounted for nearly half of global revenues in 2024, reflecting its widespread use in construction, automotive, and consumer goods industries, while steel and copper also remain critical segments. This global growth is supported by rising demand for sustainable materials, government incentives, and the expansion of industries such as electric vehicles, renewable energy, and consumer electronics.

Japan continues to be one of the most advanced recycling markets globally, supported by a robust regulatory framework and its technologically advanced industrial base. In 2024, Japan’s metal recycling market generated $112.4 billion in revenue and is projected to reach $147.6 billion by 2030, a 4.7% CAGR. Although domestic steel demand has softened, government-backed EV adoption and strict recycling laws are driving strong demand for recycled aluminum and e-waste processing. Japan’s globally competitive automotive and electronics industries ensure that the country remains a leader in sustainable material recovery.

Southeast Asia presents one of the fastest-growing opportunities for material recycling. The region’s market was valued at $75.7 billion in 2024 and is forecast to reach $105.2 billion by 2030, reflecting a 5.6% CAGR. Growth is driven by rapid industrialization, urbanization, and tightening environmental regulations. For example, new steelmaking capacity in Indonesia, coupled with manufacturing expansion in Vietnam and Thailand, has boosted demand for recycled ferrous and non-ferrous metals. Vietnam has also emerged as a major processing hub, with non-ferrous scrap imports climbing to 4.9 million metric tons in 2024, up 14% from the prior year. Regulatory frameworks, such as Thailand’s restrictions on hazardous waste and Singapore’s Zero Waste Masterplan, further accelerate investment into compliant and capacity-building recycling operations.

North America remains a mature market, underpinned by well-established recycling infrastructure and consistent demand for recovered metals. In 2024, the North American metal recycling market was valued at $128.7 billion and is projected to reach $151.5 billion by 2030, reflecting a 2.8% CAGR. Aluminum recycling plays a central role, with the United States recovering 3.6 million metric tons of aluminum from purchased scrap in 2024. Energy savings are a key driver: recycling aluminum requires only about 5% of the energy used in primary production. Other drivers include demand from automotive, construction, packaging, and electronics sectors, as well as regulatory and ESG pressures for sustainable practices. While North America is attractive for its scale and stability, Koei Group’s strategic focus remains on Japan and Southeast Asia, where our processing footprint is largest and market growth prospects are stronger.

Together, these dynamics underscore a global shift toward sustainable resource management, with Japan and Southeast Asia offering the strongest near-term growth opportunities in material recycling. By concentrating on these high-growth markets, we are well positioned to capture rising demand, expand processing capacity, and strengthen leadership in next-generation recycling solutions.

ITAD (IT Asset Disposition) Regional Markets4

The global ITAD market, which includes computers, laptops, smartphones, tablets, servers, and related equipment, was valued at approximately $25.3 billion in 2024 and is projected to reach $54.5 billion by 2030, representing a 13.7% CAGR for 2024–2030. Growth is driven by enterprise refresh cycles, data security requirements, and sustainability mandates, with structured ITAD programs ensuring secure data sanitization, environmental compliance, and remarketing at scale.

Japan’s ITAD market was valued at $1.4 billion in 2024 and is expected to nearly double to $2.7 billion by 2030, reflecting a 11.6% CAGR. Growth is fueled by adoption of internet of things (“IoT”) and Industry 4.0 technologies, which accelerate turnover of industrial servers and edge computing systems. With stringent requirements for data protection and e-waste reduction, Japan remains a leader in secure decommissioning and sustainable asset disposition for corporate and industrial sectors.

The ITAD market in Southeast Asia was approximately $1.5 billion in 2024 and is projected to reach $3.7 billion by 2030, representing a 16.2% CAGR. Growth is driven by rapid industrialization, expanding data center capacity, and stronger e-waste regulations. Singapore, Thailand, and the Philippines are leading adoption, supported by rising consumer electronics demand and the formalization of previously informal recycling channels. As data protection rules mature, enterprises are increasingly seeking partners that provide secure, compliant, and environmentally responsible ITAD solutions, creating favorable conditions to scale Koei’s proven Japanese operating model across the region.

The U.S. ITAD market was valued at $3.3 billion in 2024 and is projected to reach $6.2 billion by 2030, reflecting an 11.1% CAGR. Growth is driven by cloud migration, shorter refresh cycles, and regulatory requirements for certified data destruction and asset recovery. Enterprises are also adopting integrated lifecycle solutions that combine sustainability with security and compliance. The market remains highly fragmented, creating opportunities for consolidation through M&A. With an established U.S. presence, Koei is well positioned to leverage its ITAD expertise, deliver services, expand its geographic footprint, and pursue accretive acquisitions in this attractive market.

Taken together, Japan, Southeast Asia, and the United States represent substantial near- and medium-term opportunities. By applying our proven Japanese operating model to high-growth markets such as Southeast Asia, and leveraging our established U.S. footprint, Koei Group is positioned to deliver secure, sustainable, and scalable ITAD solutions globally.

3 Grand View Research, 2025, Metals Recycling: Market Analyses 2025

4 Grand View Research, 2025, IT Asset Disposition: Market Analysis and Segment Forecasts to 2030

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Industrial Waste Division5

Japan’s industrial waste market continues to present a substantial and highly regulated addressable opportunity, underpinned by the country’s advanced manufacturing base, stringent environmental standards, and strong governmental oversight of waste management practices. As of 2024, Japan’s market for industrial waste treatment and disposal services are valued at approximately $70.0 billion and projected to grow steadily at a CAGR of 6.2% (2025-2033) due to ongoing infrastructure modernization, ESG mandates, and a national push toward circular economy models. Operating in this market requires a complex set of permits and licenses issued at the prefectural level, reflecting the localized nature of Japan’s waste management regulatory framework. Being licensed to handle industrial waste in 46 of Japan’s 47 prefectures offers a significant competitive advantage, enabling broad geographic coverage, operational agility, and access to national and multinational customers with footprints across multiple regions. This licensing footprint positions us as a rare provider capable of delivering fully compliant, scalable solutions across nearly the entire country.

Competition and Competitive Strengths

There are many competitors, from large companies to new entrants in our industry. Price competition with other companies in the same industry is considered to exist in every country, and price competition is essential for ITAD and materials. In Japan, our main competitors are the following three companies, but we seek to differentiate ourselves through our permits, certification standards, and environmental measures and have built a strong customer base.

●	Japan System Care Co., Ltd. is engaged in the ITAD business and reuse business.
●	Broadlink Co., Ltd is engaged in the ITAD business and reuse business.
●	Matsuda Sangyo Co., Ltd. is engaged in the precious metals and foods businesses.

We believe that Koei is uniquely positioned at the nexus of sustainability, digital transformation, and infrastructure modernization. We believe that our integrated platform, regulatory credibility, and technical capabilities distinguish us from both regional recyclers and global ITAD or professional services incumbents.

Leadership in One of the World’s Most Stringent Regulatory Markets

Our operations in Japan—a country with some of the strictest environmental and industrial waste regulations globally—demonstrate deep compliance expertise and institutional discipline. We maintain licenses in 46 of 47 prefectures, operate certified intermediate treatment facilities, and consistently pass rigorous inspections. We believe that this track record validates our ability to operate under high scrutiny and positions us to scale responsibly in other complex jurisdictions.

Integrated Full-Lifecycle Platform

Koei is a provider that can globally offer end-to-end services across:

●	ITAD and OTAD;

●	Material recovery and resale;

●	Industrial waste collection and treatment; and

●	Professional services.

We believe that this breadth enables us to serve as a single-source partner for clients requiring secure asset disposition, ESG compliance, and infrastructure modernization. Our bundled model delivers operational efficiency and customer value not available through fragmented or single-service vendors.

OT Asset Lifecycle Management

Through Koei US, we provide asset management services for OT systems such as SCADA systems, PLC networks, and industrial automation equipment. Managing these assets often requires specialized expertise, protocols, and on-site capabilities that may be outside the scope of traditional IT asset services. Our experience in these areas allows us to support the full lifecycle of OT infrastructure, positioning us as a reliable partner for energy, manufacturing, and industrial operators.

Scalable, Discipline-Based International Growth Strategy

We are exporting our proven Japanese operating model—characterized by its rigor, through documentation, and strong compliance standards—into Southeast Asia and North America. This model adapts to local frameworks while maintaining global service quality and audit standards. Our strategic and methodical expansion is designed to preserve margins, mitigate risk, and unlock sustainable growth opportunities across maturing asset disposition and industrial recycling markets.

5 Grand View Research, 2025, Japan Waste Management Market Size & Outlook, 2024-2033 (Last accessed September 16, 2025)

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Reliance on Copper in Our Recycling Operations

A substantial portion of our material throughput and recycling revenue remains concentrated in copper and copper-based materials. For the fiscal year ended February 28, 2025, copper and copper-containing inputs accounted for approximately 75.6% of the total materials processed. The remaining material mix comprised circuit boards (15.6%), aluminum (5.8%), iron (2.2%), and other materials (0.8%), with such other materials including stainless steel, batteries, special metals, recycled paper, plastics, and waste oil. Within our copper processing operations in the fiscal year ended February 28, 2025, primary copper-related input categories included motors (21.2%), radiators (20.6%), raw copper (18.2%), miscellaneous copper-containing items (8.0%), and electric wires (7.7%). A notable element of our processing is the “black motor” separation technique: approximately 21.2% of our copper recovery is derived from dismantling metal casings to extract internal copper windings, a process that also yields residual aluminum, iron, and other metals. We have continued and expect to continue this reliance on copper for the fiscal year ended February 28, 2026.

Our recycled metals, including copper and other recovered metals, are sold directly to smelters and refiners, feeding back into the global metals supply chain. As such, our business is directly connected to and influenced by the global supply, demand, and pricing dynamics for copper and other base and precious metals. Given the significant role of copper in our business, global market trends in copper demand, supply constraints, production, and pricing are of central importance to our operations and results.

The copper market can be extremely volatile and unpredictable. For example, in 2025, copper prices surged sharply due to global supply-tightness, mine output disruptions, and increased demand from renewable energy, electrification, electric vehicles, data centers, and infrastructure build-outs (see article titled “Copper Smashes Records as Supply Fears Intensify Amidst LME Withdrawal Surge” dated December 3, 2025 at financial conent.com https://www.financialcontent.com/article/marketminute-2025-12-3-copper-smashes-records-as-supply-fears-intensify-amidst-lme-withdrawal-surge). Several supply-side constraints are contributing to the tight market, for example many existing copper mines face declining ore grades, long lead times for new mine development, environmental and regulatory constraints, labor and energy-cost pressures, and capital-intensity of greenfield mining projects, all contributing to structural scarcity risk (see article titled “Can copper supply keep up with surging demand?” dated November 20, 2025, by Wood Mackenzie https://www.woodmac.com/blogs/the-edge/can-copper-supply-keep-up-with-surging-demand/). Analysts anticipate continued growth in global copper demand, for example one recent forecast projects demand to rise by approximately 24% by 2035, driven by growth in infrastructure, electrification, data centers, renewable energy, and emerging economies’ industrialization (see article titled “Copper demand set to surge 24% by 2035 as four key disruptors reshape global markets” dated October 15, 2025, by Wood Mackenzie https://www.woodmac.com/press-releases/soaring-copper-demand-an-obstacle-to-future-growth/).

These market dynamics create both potential upside and significant downside risk for us. A drop in copper prices, whether from a softening in global demand, increased mine supply, macroeconomic slowdown, or substitution of alternative materials, would likely reduce the revenue we obtain from copper recycling, compress profit margins, and reduce cash flow from our recycling operations. A sustained price increase or supply scarcity may impair our ability to source sufficient scrap copper at economically attractive prices, tightening our input supply pipeline, increasing competition for scrap, and driving up procurement costs, which could squeeze margins even if output remains constant. Given the high share of copper relative to our total processed materials, any adverse shift in the copper market could have a disproportionately large negative impact on our overall financial performance and working capital requirements.

Additionally, because a portion of our recovered metals includes other base and precious metals (aluminum, iron, gold, silver, palladium), volatility in commodity markets more broadly, including shifting demand patterns and recycling and refining capacity constraints, could further magnify financial uncertainty. Our business depends not only on market demand for recycled metals but also on our ability to operate our processing facilities effectively. Disruptions including mechanical failure of crushers or sorting equipment, maintenance outages, changes in scrap-material availability, regulatory changes affecting waste and recycling, or logistical disruption in our supply chain, could impair our ability to deliver recovered metals to smelters and refiners when needed. If any of the foregoing risks materialize, they could materially and adversely affect our business, financial condition, and results of operations.

Recent Developments

Forward Stock Split

Effective September 8, 2025, Koei Group approved a stock split of the Koei Group’s issued and outstanding common shares, at a ratio of 30,000-for-1 (the “Stock Split”). As of September 8, 2025 and immediately prior to the Stock Split, there were 286 common shares issued and outstanding. As a result of the Stock Split, Koei Group has 8,580,000 common shares issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

Amendment No. 1 to Service Agreement

On September 17, 2025, the Company entered into Amendment No. 1 to Service Agreement with HeartCore to amend the Service Agreement to permit the issuance of stock appreciation rights rather than the Warrant based on the terms set forth in Amendment No. 1 to Service Agreement.

The foregoing description of Amendment No. 1 to Service Agreement is qualified in its entirety by reference to Amendment No. 1 to Service Agreement, a copy of which is filed as Exhibit 10.3 to the registration statement of which this prospectus forms a part.

Stock Acquisition Rights

On September 22, 2025, the Company allotted 171,600 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on September 17, 2025 in connection with the Service Agreement, dated as of April 11, 2024, between Koei Japan (formerly Koei Shoji Co., Ltd.) and HeartCore, as amended. The stock acquisition right is exercisable upon a successful listing on the NYSE American or the Nasdaq and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 2%, subject to adjustment as provided in the 1st Stock Acquisition Rights Allotment Agreement, dated September 17, 2025, between Koei Group and HeartCore.

The foregoing description of the 1st Stock Acquisition Rights Allotment Agreement is qualified in its entirety by reference to the 1st Stock Acquisition Rights Allotment Agreement, a copy of which is filed as Exhibit 10.4 to the registration statement of which this prospectus forms a part.

Number of Authorized Shares

Effective October 15, 2025, the Company approved to decrease its number of authorized shares from 40,040,000 to 34,320,000.

Dividend Distribution

In November 2025, the Company declared and distributed cash dividends of JPY21,450,000 (approximately US$146,000).

Partial Sale of Shares in a Thai Subsidiary

On December 19, 2025, the Company entered into an agreement to sell 49% of the shares of Koei Thailand to HIDAKA HOLDINGS (2008) CO., LTD., for the purpose of business expansion in Southeast Asia by partnering with the established ferrous scrap recycling company in Thailand. The transaction is expected to be completed by the end of February 2026, for a total cash consideration of THB980,000 (approximately US$30,000).

Intellectual Property

Trademarks

The following tables summarize our registered trademarks, which were obtained from the Japan Patent Office, together with their issuance date and duration.

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Trademarks	Registration Number	Date of Issuance	Duration
	6884017	January 9, 2025	January 9, 2035

	6894281	February 7, 2025	February 7, 2035

Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend any use or display by us of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

Patents

The Company does not currently have any held or applied for patents.

Material Agreements

The Company has not entered into any material agreements not made in the ordinary course of business. The Company’s business operations are conducted through standard agreements with customers, suppliers, and service providers in the ordinary course of business, none of which are considered material.

The standard agreements with customers include the following:

●	Basic Sales Agreement: Pursuant to Basic Sales Agreements (each a “BSA”) entered into with customers by an operating subsidiary of the Company, the Company agrees to sell either recycled materials or processed IT hardware, as set forth in the BSA, to the customer in exchange for an agreed upon fee. If either party experiences serious financial or legal trouble—such as bounced checks, bankruptcy filings, asset seizures, regulatory actions that may prevent or delay performance under the BSA, or enters into a resolution to dissolve, merge into a non-surviving entity, or transfer all or a significant part of its business—then any extended payment terms under the BSA are immediately forfeited and all outstanding obligations become due in full. If there is a clear inability or unwillingness to fulfill the obligations under the BSA or a breach of the BSA, the non-breaching party has the right to immediately terminate the BSA. Additionally, if BSA is terminated under these conditions or if either party breaches the BSA, the non-breaching party may seek compensation for any resulting damages. The BSA contains customary confidentiality, notice and compliance provisions typically included in such agreements.

●	Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreement: Pursuant to Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreements (each a “IWCTD Agreement”) entered into by an operating subsidiary of the Company with customers, the Company agrees to collect, transport and dispose of the customer’s industrial waste on their business site as set forth in the IWCTD Agreement in exchange for an agreed upon fee. The IWCTD Agreement can be terminated immediately by either party if the other party experiences serious financial or legal issues, such as bankruptcy, asset seizure, or if a material breach of the IWCTD Agreement occurs that is not corrected after notice. If termination occurs while unprocessed industrial waste remains, the breaching party remains responsible for ensuring proper collection, transport, and disposal of such waste. The IWCTD Agreement contains customary confidentiality, notice and compliance provisions typically included in such agreements.

The standard agreements with suppliers and service providers include the following:

Basic Sales and Purchase Agreement: Pursuant to Basic Sales Agreements (each a “BSA”) entered into with customers by an operating subsidiary of the Company, the Company agrees to purchase Information Technology (“IT”) equipment, Office Automation System (“OA”) equipment, disassembled home appliances, circuit boards, and nonferrous metals, as set forth in the BSA, from the customer in exchange for an agreed upon fee. If either party experiences serious financial or legal trouble—such as bounced checks, bankruptcy filings, asset seizures, regulatory actions that may prevent or delay performance under the BSA, or enters into a resolution to dissolve, merge into a non-surviving entity, or transfer all or a significant part of its business—then any extended payment terms under the BSA are immediately forfeited and all outstanding obligations become due in full. If there is a clear inability or unwillingness to fulfill the obligations under the BSA or a breach of the BSA, the non-breaching party has the right to immediately terminate the BSA. Additionally, if BSA is terminated under these conditions or if either party breaches the BSA, the non-breaching party may seek compensation for any resulting damages. The BSA contains customary confidentiality, notice and compliance provisions typically included in such agreements.

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●	Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreement: Pursuant to Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreements (each a “IWCTD Agreement”) entered into by an operating subsidiary of the Company with a service provider, the Company agrees for the service provider to collect, transport and dispose of certain industrial waste as set forth in the IWCTD Agreement in exchange for an agreed upon fee. The IWCTD Agreement can be terminated immediately by either party if the other party experiences serious financial or legal issues, such as bankruptcy, asset seizure, or if a material breach of the IWCTD Agreement occurs that is not corrected after notice. If termination occurs while unprocessed industrial waste remains, the breaching party remains responsible for ensuring proper collection, transport, and disposal of such waste. The IWCTD Agreement contains customary confidentiality, notice and compliance provisions typically included in such agreements.

Government Regulation

The Company’s business operations are subject to various rules and regulations as follows.

Waste Management and Public Cleansing Law

The Waste Management and Public Cleansing Law (also referred to as the Waste Disposal and Public Cleansing Law) is Japan’s primary legislation for the disposal, management, and recycling of waste. Enacted to ensure the proper treatment of waste, this law aims to promote environmental protection by preventing pollution and fostering the sustainable use of resources through recycling. It establishes guidelines for the collection, transportation, intermediate treatment, and final disposal of waste, mandating strict compliance to minimize environmental harm.

The 1991 revision introduced a registration system for waste recycling business operators, requiring companies engaged in the recycling of industrial and general waste to obtain certification and adhere to standards for waste handling and disposal. Under this system, operators must meet specific requirements related to facility standards, operational methods, and environmental safeguards. Businesses are also required to submit periodic reports and undergo inspections to ensure compliance with applicable laws and regulations. Accordingly, the Company has obtained a Waste Recycling Business Operator Registration Certificate and Industrial Waste Disposal License.

Violations of the Waste Management and Public Cleansing Law can result in administrative penalties, fines, suspension of operations, or criminal prosecution. Additionally, companies may face reputational harm and the loss of operational permits if found in violation. The law places a strong emphasis on transparency and accountability, requiring waste management operators to maintain accurate manifests that document the type, quantity, and treatment of waste handled.

This law is foundational to the Company’s business activities, as it governs the collection, transportation, and recycling of waste materials, including hazardous and non-hazardous waste, ensuring operations align with Japan’s environmental protection goals.

Secondhand Goods Business Act (SING Secondhand goods dealer)

The Secondhand Goods Business Act is a Japanese regulation that governs businesses involved in the purchase, sale, or exchange of “secondhand goods” to ensure the proper management of such transactions and prevent the distribution of stolen or illegal items. Under this law, companies engaging in secondhand goods transactions, including the recycling and resale of items such as IT equipment, office automation systems, and home appliances, are required to obtain a Secondhand Goods Dealer License from the relevant police department.

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The licensing process involves submitting an application with detailed information about the business, its premises, and key personnel. Once issued, the license must be prominently displayed at the place of business. Licensed dealers are also required to maintain detailed transaction records, including the identification of sellers and buyers, the type and condition of goods, and transaction dates, to ensure traceability and deter illegal activities.

Failure to comply with the requirements of the Secondhand Goods Business Act, such as operating without a license, improper record-keeping, or dealing in stolen goods, can result in penalties, suspension of business operations, or revocation of the license. This law plays a vital role in ensuring transparency and security in the secondhand goods market, and adherence is critical for the company’s operations, particularly in the recycling and resale of IT and office automation equipment.

Accordingly, the Company has obtained a Secondhand Goods Dealer License from Kanagawa Prefectural Public Safety Commission.

Fire Service Act

The Fire Service Act is a fundamental law in Japan designed to prevent, guard against, and suppress fires, as well as to protect the lives, health, and property of citizens in the event of a fire. This law establishes comprehensive regulations for fire safety, including the proper design, construction, and maintenance of buildings, facilities, and equipment to minimize fire risks. It also sets requirements for fire prevention measures, such as the installation of fire alarms, sprinklers, extinguishers, and fire-resistant materials.

Businesses are required to comply with fire safety regulations based on the size, type, and purpose of their facilities. This includes conducting regular inspections, maintaining fire equipment, and ensuring that evacuation routes and emergency exits are unobstructed and clearly marked. For facilities handling flammable or hazardous materials, such as those involved in recycling and industrial waste management, the Act imposes stricter safety measures to prevent fire outbreaks and mitigate potential hazards.

The law also mandates periodic fire drills and safety training for employees to prepare for emergencies and minimize risks. Non-compliance with the Fire Service Act, such as inadequate safety equipment or failure to conduct required inspections, can result in administrative penalties, fines, or suspension of business operations. Ensuring full compliance with this Act is critical for the Company, especially given its handling of combustible materials during recycling and waste treatment processes. Our Company complies with these regulations.

Noise Regulation Law and Vibration Regulation Law

The Noise Regulation Law and Vibration Regulation Law are Japanese environmental laws designed to mitigate pollution from noise and vibration, thereby protecting the health and well-being of people as well as preserving the surrounding environment. These laws establish standards for acceptable levels of noise and vibration based on the type of area (e.g., residential, industrial, or commercial zones) and the time of day, with stricter limits typically applied to residential and night-time areas.

Under the Noise Regulation Law, businesses and facilities that generate significant noise, such as those involving heavy machinery, transportation, or industrial processes like recycling and waste treatment, must ensure that their operations stay within prescribed noise limits. Similarly, the Vibration Regulation Law applies to equipment or activities that produce vibrations, requiring businesses to implement measures to reduce their impact, such as installing vibration-dampening devices or conducting operations during permitted hours.

Both laws mandate periodic monitoring of noise and vibration levels and may require businesses to submit reports or undergo inspections by local authorities. Failure to comply with these regulations can result in administrative penalties, fines, or restrictions on business operations. For the Company, which operates recycling centers and handles industrial waste using large crushers and other heavy equipment, adherence to these laws is critical to maintaining community relations, avoiding regulatory action, and ensuring sustainable operations. Our Company complies with these regulations.

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Air Pollution Control Law and Water Pollution Control Law

The Air Pollution Control Law and Water Pollution Control Law are key environmental regulations in Japan aimed at preventing and mitigating air and water pollution, thereby protecting public health and preserving ecosystems.

The Air Pollution Control Law establishes standards to limit emissions of harmful substances, such as sulfur oxides (SOx), nitrogen oxides (NOx), particulate matter, and hazardous chemicals, from industrial facilities and machinery. Businesses are required to install and maintain appropriate air pollution control devices, such as filters and scrubbers, to reduce emissions. Additionally, the law mandates monitoring and reporting of air quality metrics to ensure compliance with established standards. Facilities that generate significant dust, such as recycling plants using large crushers, must take preventive measures to minimize airborne particles that can lead to pneumoconiosis or other respiratory health risks.

The Water Pollution Control Law focuses on the prevention of water contamination by regulating the discharge of wastewater and hazardous substances into public water systems, rivers, and oceans. It sets effluent standards for industries to control pollutants such as heavy metals, organic compounds, and other toxic substances. Businesses are required to treat wastewater before discharge and conduct regular water quality testing to ensure compliance with permissible levels.

The Company, which operates recycling centers and handles industrial waste, must adhere to these laws by implementing robust air and water pollution control measures, including the voluntary measurement of dust and water quality. Non-compliance with these laws can result in penalties, operational restrictions, or reputational damage. Maintaining compliance is critical to safeguarding the environment, supporting sustainable operations, and fostering positive relations with regulatory authorities and local communities. Our Company complies with these regulations.

Labor Standards Act, Industrial Safety and Health Act, and Working Environment Measurement Act

The Labor Standards Act, Industrial Safety and Health Act, and Working Environment Measurement Act are cornerstone regulations in Japan designed to protect the rights, safety, and health of workers by establishing minimum labor standards and workplace safety requirements.

The Labor Standards Act ensures that employees are safeguarded from harsh or unfair labor practices by setting minimum standards for wages, working hours, overtime pay, rest periods, and holidays. It also regulates employment contracts and prohibits forced labor, child labor, and gender discrimination. Employers are required to provide fair and humane working conditions and to maintain clear and transparent labor policies.

The Industrial Safety and Health Act focuses on ensuring the physical and mental well-being of workers by mandating safety measures in the workplace. This includes the prevention of occupational accidents through risk assessments, the use of protective equipment, regular health check-ups for employees, and the establishment of safety and health committees in workplaces with a certain number of employees. Employers must also provide safety training to employees, especially when handling hazardous materials or operating heavy machinery, as is common in recycling and industrial waste management facilities.

The Working Environment Measurement Act complements the Industrial Safety and Health Act by requiring employers to monitor and control harmful environmental factors in the workplace, such as dust, noise, vibration, toxic substances, and extreme temperatures. Employers must conduct regular workplace measurements and assessments to ensure compliance with acceptable thresholds for these factors, and they must implement corrective actions if standards are not met.

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Non-compliance with these laws can result in legal penalties, operational shutdowns, and reputational damage. For the company, which operates recycling centers and handles hazardous and heavy materials, strict adherence to these laws is essential to protect employees, maintain regulatory compliance, and ensure a safe and productive working environment. Our Company complies with these regulations.

ISO Standards (International Organization for Standardization)

The International Organization for Standardization (ISO) develops and publishes international standards to ensure consistency, quality, and safety in products, services, processes, materials, and systems. These standards facilitate global trade by establishing universally recognized benchmarks, enabling organizations to meet customer expectations, comply with regulations, and improve operational efficiency. ISO standards also promote environmental sustainability, information security, and occupational health and safety, ensuring that businesses provide products and services at a globally consistent level of quality and safety.

The Company has achieved certification in the following standards:

● ISO14001:2015: This standard outlines the requirements for an effective Environmental Management System (EMS), helping organizations minimize their environmental impact by systematically managing resources, reducing waste, and adhering to environmental laws and regulations.

● ISO/IEC27001:2013: This is the internationally recognized standard for Information Security Management Systems (ISMS), designed to protect sensitive company and customer information from breaches and cyber threats. Certification demonstrates the company’s commitment to securing data and managing information risks effectively.

● ISO9001:2015: This standard specifies requirements for a Quality Management System (QMS), ensuring that the company consistently provides products and services that meet customer and regulatory requirements while fostering continuous improvement.

● ISO45001:2018: This standard focuses on Occupational Health and Safety (OHS), providing a framework to improve workplace safety, reduce risks, and create healthier working environments for employees. Certification demonstrates the company’s dedication to protecting its workforce.

● R2 Certification: The Responsible Recycling (R2) certification is a globally recognized standard specifically for the electronics recycling industry. It ensures that organizations adhere to best practices for the responsible reuse, repair, recycling, and disposition of electronic equipment while prioritizing worker health, safety, and environmental protection.

These certifications reflect the Company’s commitment to maintaining high standards in environmental stewardship, information security, quality management, occupational safety, and responsible recycling practices.

Registration of Fluorocarbons Recovery Operators

Our Company is registered with the Japanese government as a Class I Fluorocarbon Recovery Operator, demonstrating our commitment to the proper recovery, management, and disposal of chlorofluorocarbons (CFCs) and other fluorinated gases. These substances, commonly found in refrigeration, air conditioning equipment, and vending machines, are known to contribute significantly to ozone depletion and global warming if improperly handled.

As a certified operator, we adhere to strict guidelines for the safe recovery, transport, and disposal of CFCs, ensuring compliance with the Act on Rational Use and Proper Management of Fluorocarbons. This includes deploying trained personnel to conduct recovery operations using specialized equipment and issuing CFC Recovery Certificates to confirm proper handling.

Failure to comply with these regulatory requirements can result in penalties and reputational harm. Our registration and commitment to environmentally responsible practices reflect our dedication to reducing greenhouse gas emissions, protecting the ozone layer, and supporting Japan’s broader environmental protection goals.

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Act on the Protection of Personal Information

The “Act on the Protection of Personal Information” and related guidelines impose various requirements on businesses that use databases containing personal information, such as appropriate storage of personal information and restrictions on sharing information with third parties. If the Personal Information Protection Commission or other relevant authorities order measures necessary to comply with the law and we fail to comply, the Company may face criminal or administrative penalties. Recent amendments have expanded the scope of the Act on the Protection of Personal Information to include anonymized data, pseudonymized data, and personal identification information.

Corporate History

Founder Shares

On August 8, 2024, DARINGATE CO., LTD. (now known as Koei Group Co., Ltd. (“Koei Group”)) issued (i) 146 common shares to Mamoru Iwamoto for ¥10,200,000, (ii) 120 common shares to Ryuma Iwamoto for ¥8,400,000, and (iii) 20 common shares to Eiko Iwamoto for ¥1,400,000.

Service Agreement

On April 11, 2024 (“Effective Date”), Koei Japan (formerly Koei Shoji Co., Ltd.) entered into a Service Agreement (the “Service Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”). Pursuant to the terms of the Service Agreement, HeartCore agreed to provide Koei Japan and its affiliates, including Koei Group (the registrant), certain services, including the following (collectively, the “Services”):

(i)	Assistance with introductions to law firms, underwriters and auditing firms to support Koei Group’s selection process, at its sole discretion;
(ii)	Assisting in the preparation of documentation for internal controls required for an initial public offering by Koei Group;
(iii)	Providing support services to remove problematic accounting accounts upon listing;
(iv)	Translation of requested documents into English;
(v)	Attend and, if requested by Koei Group, lead meetings with Koei Group’s management and employees;
(vi)	Provide Koei Group with support services related to the Koei Group’s NYSE American or the Nasdaq listing;
(vii)	Conversion of accounting data from Japanese standards to U.S. GAAP;
(viii)	Services to remove problematic accounting accounts upon listing;
(ix)	Support for Koei Group’s negotiations with the audit firm;
(x)	Assist in the preparation of S-1 or F-1 filings;
(xi)	Creation of English web page; and
(xii)	Preparing an investor presentation/deck and executive summary of Koei Group’s business and operations.

In providing the Services, HeartCore will not render legal advice or perform accounting services and will not act as an investment advisor or broker/dealer. Pursuant to the terms of the Service Agreement, the parties agreed that HeartCore will not provide the following services, among others: negotiation of the sale of Koei Group’s securities; participation in discussions between Koei Group and potential investors; assisting in structuring any transactions involving the sale of Koei Group’s securities; pre-screening of potential investors; due diligence activities; nor providing advice relating to valuation of or financial advisability of any investments in Koei Group.

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Pursuant to the terms of the Service Agreement, Koei Group agreed to compensate HeartCore as follows in return for the provision of Services during the eighth-month term:

(a)	$500,000, to be paid as follows: (i) $200,000 on the Effective Date; (ii) $150,000 on the three-month anniversary of the Effective Date; and (iii) $150,000 on the date that Koei Group first files a Form S-1, Form F-1, Form S-4, Form F-4 or any similar or replacement form with the SEC with respect to any transaction which is reasonably expected to result in the Trigger Date (as defined below); and

(b)	Issuance by Koei Group to HeartCore of a common share purchase warrant (the “Warrant”), deemed fully earned and vested as of the Effective Date, to acquire a number of shares of capital stock of Koei Group, to initially be equal to 3% of the fully diluted share capital of Koei Group as of the Effective Date, subject to adjustment as set forth in the Warrant.

For any services performed by HeartCore beyond the Term, Koei Group will compensate HeartCore for Services at the rate of $150 per hour, based on the hours spent by personnel of Koei Group.

The term of the Service Agreement’s will continue until eight months after the Effective Date, unless sooner terminated in accordance with the terms of the Service Agreement (the “Term”). The Service Agreement may be terminated at any time by either party upon notice to the other party.

The foregoing description of the Service Agreement is qualified in its entirety by reference to the Service Agreement, a copy of which is filed as Exhibit 10.2 to the registration statement of which this prospectus forms a part.

Amendment No. 1 to Service Agreement

On September 17, 2025, the Company entered into Amendment No. 1 to Service Agreement with HeartCore to amend the Service Agreement to permit the issuance of stock appreciation rights rather than the Warrant based on the terms set forth in Amendment No. 1 to Service Agreement.

The foregoing description of Amendment No. 1 to Service Agreement is qualified in its entirety by reference to Amendment No. 1 to Service Agreement, a copy of which is filed as Exhibit 10.3 to the registration statement of which this prospectus forms a part.

Stock Acquisition Rights

On September 22, 2025, the Company allotted 171,600 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on September 17, 2025 in connection with the Service Agreement, dated as of April 11, 2024, between Koei Japan (formerly Koei Shoji Co., Ltd.), as amended, and HeartCore. The stock acquisition right is exercisable upon a successful listing on the NYSE American or the Nasdaq and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 2%, subject to adjustment as provided in the 1st Stock Acquisition Rights Allotment Agreement, dated September 17, 2025, between Koei Group and HeartCore.

The foregoing description of the 1st Stock Acquisition Rights Allotment Agreement is qualified in its entirety by reference to the 1st Stock Acquisition Rights Allotment Agreement, a copy of which is filed as Exhibit 10.4 to the registration statement of which this prospectus forms a part.

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Forward Stock Split

Effective September 8, 2025, Koei Group approved a stock split of the Koei Group’s issued and outstanding common shares, at a ratio of 30,000-for-1 (the “Stock Split”). As of September 8, 2025 and immediately prior to the Stock Split, there were 286 common shares issued and outstanding. As a result of the Stock Split, Koei Group has 8,580,000 common shares issued and outstanding.  All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

Facilities

The Company’s head office is located at Shinagawa Grand Central Tower 2-16-3 Konan, Minato-ku, Tokyo, Japan.

The Company leases this office space which is approximately 34.81 square meters from Sumitomo Mitsui Trust Bank, Limited. The term is 2 years, and the rental fee is ¥1,541,740 per month.

KOEI JAPAN CO., LTD. owns and leases the following facilities as noted:

Use / Name	Address	Area（㎡）	Leased/Owned	Relationship with lessor	Date of termination of current lease	Lease term (in year)	Monthly rent (excluding tax)
Head Office/ Yokohama Kanazawa Recycle Center, Yokohama Kanazawa Intermediate Processing Center	1-13-3, Fukuura, Kanazawa-ku, Yokohama-City, Kanagawa	9,900㎡	Owned	The person himself	None	None	None
Kitakyusyu Recycle Center, Kitakyusyu Intermediate Processing Center	1-7-11, Shinmoji, Moji-ku, Kitakyusyu-City, Fukuoka	4,402.63㎡	Leased	Lessee	July 30, 2026	1	¥1,750,000
Chubu Recycle Center	4-4, Wakuiri-Cho Ichinomiya-City, Aichi	448.8㎡	Leased	Lessee	March 17, 2026	1	¥400,000
Tokyo Office	Room 249B 24th floor, Shinagawa Grand Central Tower, 2-16-3, Konan, Minato-ku, Tokyo	Room 249A: 34.81㎡ Room 249B: 34.81㎡ Room 249E: 63.90㎡ Total: 133.52㎡	Leased	Lessee	November 30, 2026	2	¥1,541,740
Nagoya Office	Room 2502 25th floor, Dainagoya Building, 3-28-12, Meieki, Nakamura-ku, Nagoya-City, Aichi	Room 2502: 11.7㎡	Leased	Lessee	December 31, 2026	1	¥1,033,400
Osaka Office	3rd floor, Shin-Osaka Hankyu Building, 1-1-1, Miyahara, Yodogawa-ku, Osaka-City, Osaka	No fixed rooms as it is a virtual office.	Leased	Lessee	March 31, 2026	1	¥24,900
Hakata Office	Room 311 3rd floor, JRJP Hakata Building, 8-1, Hakata Station Chuo-gai, Hakata-ku, Fukuoka-City, Fukuoka	Room 311: 6.4㎡ Move to Room 353 from September 1, 2024 9.0㎡	Leased	Lessee	August 31, 2026	2	¥269,600

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KOEISING PTE. LTD. leases the following facilities as noted:

Use / Name	Address	Area（㎡）	Leased/Owned	Relationship with lessor	Date of termination of current lease	Lease term (in year)	Monthly rent in SGD (excluding tax)
KOEISING	Room 42052, 8 Marina View, Singapore 018960	10sqm	Leased	Lessee	September 30, 2027	2	$3,178
KOEISING ITAD CENTER	1 Corporation Drive #05-02, REVV, Singapore 619775	163 sqm	Leased	Lessee	January 31, 2026	3	$4,000

Koei US, Inc. leases the following facilities as noted:

Use / Name	Address	Area（sq. ft.)	Leased/Owned	Relationship with lessor	Date of termination of current lease	Lease term (in year)	Monthly rent in USD
Balcones Heights Office/Facility	7001 Interstate 10, Suites 109 / 110 / 124, San Antonio, Texas, 78213, USA	1,467.5	Leased	Lessee	Month-to-Month	Month-to-Month	$3,004

We believe that our facilities are suitable to meet our current needs.

Employees

As of January 30, 2026, the Company and its subsidiaries had in aggregate 75 full-time employees and 36 part-time employees as follows:

Function	Full-Time Employees	Part-Time Employees

Office of the President*	1	0
Management (General Affairs, Legal, Accounting)*	7	1
Sales Business Department*	16	3
Production Control Division*	40	25
Industrial Waste Department*	5	3
Sales Business Department**	1	0
Sales Business Department***	1	0
Management***	2	1
Technical***	2	1
Administration***	0	2

*Employed by KOEI JAPAN CO., LTD.

**Employed by KOEISING PTE. LTD.

***Employed by Koei US, Inc.

None of our employees are represented by a union. We consider our relations with our employees to be good.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

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MANAGEMENT

Our Executive Officers, Directors, and Corporate Auditors

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this prospectus. The business address of all of persons identified below is Shinagawa Grand Central Tower 2-16-3 Konan, Minato-ku, Tokyo, Japan.

Name	Age	Positions Held
Officers and Directors
Mamoru Iwamoto	60	Chief Executive Officer, President and Director

Tomonari Takayama	53	Chief Financial Officer, Chief Strategy Officer, and Director

Katsumi Kato	49	Chief Marketing Officer, Chief Revenue Officer, and Director

Ryuma Iwamoto	31	Chief Operating Officer and Director

Robert Wagner	47	Chief Business Officer and Director

Maki Wagner	51	Chief Communications Officer and Director

Sachiko Tozawa	56	Chief Branding Officer and Director

Hitoshi Nishizaka	73	Corporate Auditor*

Akira Kaneko	36	Corporate Auditor*

Tatsuya Yoshii	36	Corporate Auditor*

* Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Executive Officers and Directors

Mamoru Iwamoto

Mamoru Iwamoto has served as the Chief Executive Officer, President and a director of Koei Group Co., Ltd. since February 2025. Mamoru Iwamoto founded the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd., where he has served as its Chief Executive Officer since its establishment in April 1995, and where he has also served as a representative director from its formation to the present. From January 2023 to the present, Mamoru Iwamoto served as a director of Yokohama Urban Solution Alliance. From September 2009 to January 2016, Mamoru Iwamoto served as a representative director at A.G.S. Corporation. Mamoru Iwamoto does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Mamoru Iwamoto is qualified to serve as a director based upon his extensive leadership, executive, managerial, business and recycle industry and market experience.

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Tomonari Takayama

Tomonari Takayama has served as the Chief Financial Officer, Chief Strategy Officer, and a director of Koei Group Co., Ltd. since August 8, 2024. From August 2024 to February 2025, he served as the Chief Operating Officer of Koei Group Co., Ltd. From March 2017 to February 2020, Tomonari Takayama served as a Director of the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd., where he has served as a managing director and as the General Manager of administration and the industrial waste department since March 2020. Tomonari Takayama received his B.A. in English Literature from Hosei University in 1995. Tomonari Takayama does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Tomonari Takayama is qualified to serve as a director based on his managerial and business experience.

Katsumi Kato

Katsumi Kato has served as the Chief Marketing Officer, Chief Revenue Officer, and a director of Koei Group Co., Ltd. since August 8, 2024. From August 2017 to the present, Katsumi Kato served as the General Manager of the Sales Department of the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd., where from September 2018 to February 2021 he also served as the Executive Officer and General Manager of the ITAD Division and where, since March 2021, he has also served as the Director and General Manager of Sales Division and ITAD Division. Katsumi Kato graduated from Nagoya Fashion College with a major in fashion business in 1997. Katsumi Kato does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Katsumi Kato is qualified to serve as a director based on his managerial and professional experience.

Ryuma Iwamoto

Ryuma Iwamoto has served as the Chief Operating Officer and a director of Koei Group Co., Ltd. since February 2025. From August 2024 to the present, he has served as a director of the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd. From February 2022 to the present, he has served as the Chief Executive Officer of the wholly owned subsidiary, KOEISING PTE. LTD. From June 2018 to July 2023, he worked in a sales position at KOEI JAPAN CO., LTD. From April 2016 to April 2017, Ryuma Iwamoto served as an employee at Diamond Dining Co., Ltd. Ryuma Iwamoto received a B.A. in Child Development Science from Next Generation Education, International Pacific University in 2016. Ryuma Iwamoto does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Ryuma Iwamoto is qualified to serve as a director based on his executive and professional experience.

Robert Wagner

Robert Wagner has served as the Chief Business Officer and a director of Koei Group Co., Ltd. since February 2, 2025. From July 2023 to May 2024, Mr. Wagner served as an engineer at Streamline Innovations, Inc. where he performed instrumentation and electrical engineering and design. From January 2023 to the present, Mr. Wagner has served as the Chief Executive Officer and Principal Engineer at the Company’s subsidiary, Koei US, Inc., (formerly Nufika LLC), where he manages all aspects of the business and performs consulting and engineering services for clients. From March 2014 to December 2022, Mr. Wagner served as an engineer at Marathon Petroleum Corporation where he performed engineering services. Mr. Wagner has worked as an engineer for over 20 years, most of which was spent in the oil & gas industry. Mr. Wagner received his Bachelor of Science degree in electrical engineering from the University of Washington in 2003 and his Master of Science Degree in electrical engineering from the University of Washington in 2013. Mr. Wagner does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Mr. Wagner is qualified to serve as a director based on his extensive executive and professional experience as well as his engineering experience.

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Maki Wagner

Maki Wagner has served as the Chief Communications Officer and a director of Koei Group Co., Ltd. since February 2, 2025. From August 2024 to the present, Mrs. Wagner has served as the head of investor relations of our wholly owned subsidiary KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd. From August 2024 to the present, Mrs. Wagner has also served as the Chief Communications Officer at the Company’s subsidiary, Koei US, Inc., (formerly Nufika LLC). From April 2023 to the present, Mrs. Wagner has served as the Executive Director at Naoko Mitsui Shirane Foundation. From August 2022 to March 2023, Mrs. Wagner served as an interpreter at Shiratsuki North America, Inc. From August 2021 to June 2022, Mrs. Wagner served as a teacher at Churchill High School. From 2005 to 2020, Mrs. Wagner focused on volunteer teaching. Mrs. Wagner received a bachelor’s degree in education from Aoyama Gakuin University in 2003. Mrs. Wagner does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Mrs. Wagner is qualified to serve as a director based on her executive and professional experience.

Sachiko Tozawa

Sachiko Tozawa has served as the Chief Branding Officer and a director of Koei Group Co., Ltd. since February 2, 2025. From October 2017 to the present Sachiko Tozawa has served as the head of the president’s office at the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd., where she engages in executive scheduling and coordinating with business strategy. Sachiko Tozawa does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Sachiko Tozawa is qualified to serve as a director based on her professional experience.

Corporate Auditors

Hitoshi Nishizaka

Hitoshi Nishizaka has served as a corporate auditor of Koei Group Co., Ltd. since August 8, 2024. Hitoshi Nishizaka has also served as a corporate auditor of the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd., since October 2024. From 2019 to the present, Hitoshi Nishizaka has also served as an advisor at Asahi Tax Corporation. Hitoshi Nishizaka received his B.A. in Economics, at Tohoku University, Japan in 1975 and his B.A. in Law, at Tokyo Metropolitan University in 1985. Hitoshi Nishizaka is a Registered Certified Public Accountant (Registration No. 10357) in Japan since 1990. He opened Hitoshi Nishizaka certified public accountant and tax accountant office in 1994. Hitoshi Nishizaka does not currently, and has not previously, served as a director of any reporting company.

Akira Kaneko

Akira Kaneko has served as Corporate Auditor of the Company since March 2025. From February 2017 to December 2020, Akira Kaneko was an associate lawyer at King & Wood Mallesons Law Firm. From February 2021 to October 2021, he served as an in-house lawyer at Ernst & Young ShinNihon LLC. Since November 2021, Akira Kaneko has served as Partner in the Nakamura Law Firm. Akira Kaneko received his B.A. in Law, at Keio University, Japan in 2011. Akira Kaneko received his Juris Doctor from Keio Graduate School of Law in 2013. Akira Kaneko is certified as a Japanese lawyer since 2015. Akira Kaneko does not currently, and has not previously, served as a director of any reporting company.

Tatsuya Yoshii

Tatsuya Yoshii has served as Corporate Auditor of the Company since March 2025. From April 2011 to November 2023, Tatsuya Yoshii has served as an auditor at KPMG AZSA LLC. From August 2021 to March 2023, Tatsuya Yoshii served as a certified public accountant at KPMG in the New York Office. From January 2024 to the present, he opened and serves as a representative at Yoshii Certified Public Accounting. From October 2024 to the present, he has served as Certified Public Accountant at Axis Accounting Co., Ltd. Tatsuya Yoshii received his B.A. in Law, at Keio University, Japan in 2011. Tatsuya Yoshii is a Registered Certified Public Accountant (Registration No. 31228) in Japan. Tatsuya Yoshii does not currently, and has not previously, served as a director of any reporting company.

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Family Relationships

There are no family relationships among any of our directors, executive officers or corporate auditors, except that (i) Mamoru Iwamoto, our Chief Executive Officer, President and Director, is the father of Ryuma Iwamoto, our Chief Operating Officer and Director, (ii) Ryuma Iwamoto, our Chief Operating Officer and Director, is the son of Mamoru Iwamoto, our Chief Executive Officer, President and Director, (iii) Robert Wagner, our Chief Business Officer and Director is the spouse of Maki Wagner, our Chief Communications Officer and Director and (iv) Maki Wagner is the cousin of Mamoru Iwamoto, our Chief Executive Officer, President and Director.

Corporate Governance Practices

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

As a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, and Nasdaq Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under Nasdaq Rule 5600 are exempt from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors. Under our current corporate structure, the Companies Act does not require independent directors.

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “Management—Board of Corporate Auditors” below for additional information.

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive and directors (subject to the maximum aggregate compensation amount resolved by our shareholders meetings), and other compensation related matters. Likewise, our corporate auditors discuss and determine compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without involvement of our board of directors.

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors (in the cases of corporate auditors, consent of board of corporate auditors is required) and oversee our corporate governance practices.

●	Nasdaq Rule 5620(c) provides a one-third quorum requirement applicable to shareholder meetings. Our articles of incorporation provide that more than half of the total number of voting rights is required in connection with the quorum requirement for a general resolution of our shareholders.

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The Company intends to avail itself of these exemptions. More specifically, the Company will not have a compensation committee or a nominating and corporate governance committee. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of the Nasdaq and our common shares continue to be listed on the Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of the Nasdaq, including, but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, our Company shall have three or more directors on our board of directors. Our board of directors is currently comprised of seven directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members, a president or one or more deputy presidents, senior managing directors, or managing directors.

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of seven directors, all of whom are considered non-independent.

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Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for no less than three corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding more than half of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such an act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and, in the case of audit reports related to financial statements, the independent auditors of our Company each year, and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Differences in Corporate Governance from the Nasdaq Listing Rules

Companies listed on the Nasdaq must comply with certain standards regarding corporate governance under Rule 5605 of the Nasdaq Listing Rules, as applicable. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Rule 5605 of the Nasdaq Listing Rules, as applicable.

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The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Rule 5605 of the Nasdaq Listing Rules and those followed by the Company.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by the Company

1. A Nasdaq-listed U.S. company must have a majority of directors meeting the independence requirements under Rule 5605(a)(2) of the Nasdaq Listing Rules.

For Japanese companies, including the Company, which employ a corporate governance system based on a board of corporate auditors (the board of corporate auditor system), the Companies Act of Japan (the Companies Act) has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the members of the board of corporate auditors, who are separate from the Company’s management.

All members of the board of corporate auditors must meet certain independence requirements under the Companies Act.

For Japanese companies with a board of corporate auditors, including the Company, at least half of the members of such board must be “outside” corporate auditors. Such “outside” corporate auditors of the board of corporate auditors must meet additional independence requirements under the Companies Act. An “outside” corporate auditor of the board of corporate auditors means a member of the board of corporate auditors who, among other things, (i) has not been a director or employee, including a manager, of the Company or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors, (ii) (in case of a person who has formerly served as a member of the board of corporate auditors of the Company or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors) has not been a director or employee, including a manager, of the Company or any of its subsidiaries within 10 years prior to assuming such former position of a member of the board of corporate auditors and (iii) is not currently spouse or relative within two degrees of a director or important employee, including a manager, of the Company.

As of January 30, 2026, the Company had three members of the board of corporate auditors, two of them were “outside” members of the board of corporate auditors.

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Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by the Company

2. A Nasdaq-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

The Company employs the board of corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by the Company’s independent auditors and on such independent auditors’ audit reports, for the protection of the Company’s shareholders.

As of January 30, 2026, the Company had three members of the board of corporate auditors. Each member of the board of corporate auditors serves a four-year term of office. In contrast, the term of office of each director of the Company is two years.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, the Company relies on an exemption under that rule which is available to foreign private issuers with board of corporate auditors meeting certain requirements.

3. A Nasdaq-listed U.S. company must have a nominating/corporate governance committee composed of entirely independent directors and the compensation committee must have at least two members.	The Company’s directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. The members of the board of corporate auditors are also elected at a general meeting of shareholders of the Company. A proposal by the Company’s board of directors to elect a member to the board of corporate auditors must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that the Company’s directors submit a proposal for election of a member of the board of corporate auditors to a general meeting of shareholders. The members of the board of corporate auditors have the right to state their opinions concerning election of a member of the board of corporate auditors at the general meeting of shareholders.

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Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by the Company

4. A Nasdaq-listed U.S. company must have a compensation committee composed entirely of independent directors and the compensation committee must have at least three members. Compensation committee members must satisfy the additional independence requirements under Section 5605(d)(2)(A) of the Nasdaq Listing Rules.	The total amount of compensation for the Company’s directors and the total amount of compensation for the members of the Company’s board of corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amount among its respective members.

A compensation committee must also have authority to retain or obtain the advice compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	There are no procedural or disclosure requirements with respect to the use of compensation to consultants, independent legal counsel or other advisors.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity, data protection, legal and regulatory matters, and our board of corporate auditors, cooperating with our internal audit group, is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our board of corporate auditors also reviews legal, regulatory and compliance matters that could have a significant impact on our financial statements. While each standing committee of our board of directors will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Code of Business Conduct

Following the consummation of this offering, our board of directors will adopt a written code of business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents.

Limitation of Liability of Directors and Corporate Auditors

In accordance with our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with non-executive directors and corporate auditors, to limit his or her liability to our Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided, that, the amount of such limited liability is the amount stipulated in applicable laws and regulations, whichever is higher. We have not, however, executed any such limitation of liability agreements with our non-executive directors and corporate auditors.

Our articles of incorporation include limitation of liability provisions for directors and corporate auditors, pursuant to which our board of directors can authorize our Company to exempt the directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations, including Article 426, Paragraph 1 of the Companies Act.

Compensation of our Executive Officers, Directors and Corporate Auditors

Remuneration to our executive officers, directors and corporate auditor is comprised of base compensation and directors’ bonus.

In the fiscal year ended February 28, 2025, we paid an aggregate of approximately ¥85,026,200 (including discretionary bonus of ¥765,000 (US$5,011) (US$557,001) to our executive officers, namely Mamoru Iwamoto, Tomonari Takayama, Katsumi Kato, and Ryuma Iwamoto, and ¥6,400,000 (US$41,926) to our former corporate auditor, namely Eiko Iwamoto, and ¥700,000 (US$4,586) to our corporate auditor, namely Hitoshi Nishizaka. In the fiscal year ended February 29, 2024, we paid an aggregate of approximately ¥76,354,000 (US$533,124) to our executive officers, namely Mamoru Iwamoto, Tomonari Tsuchiya, Katsumi Kato and Ryuma Iwamoto, and ¥10,100,000 including discretionary bonus of ¥500,000 (US$3,491) (US$70,521) to our former corporate auditor, Eiko Iwamoto.

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The Company did not grant any stock options or warrants to employees and during the fiscal years ended February 28, 2025 and February 29, 2024. We have not set aside pension, retirement, or other benefits for our executive officers other than KOEI JAPAN’s defined benefit plans. Eiko Iwamoto resigned from her position as a corporate auditor on October 17, 2024 and the Company paid out a one-time retirement benefit of ¥78,120,000 (US$511,759) up on the retirement in accordance with the defined benefit plan to which she was entitled.

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors and corporate auditors is decided by first setting the maximum amount of total compensation for all of our directors and corporate auditors through a resolution adopted by our shareholders at a shareholders meeting. The representative director authorized by our board of directors and our board of directors then decide on the amount of compensation for each director based on certain criteria established by our Company, and the amount of compensation for each corporate auditor is decided through discussions among the corporate auditors.

The amount of compensation for executive officers, excluding directors, is determined by the Board of Directors.

The following table summarizes the total amount of remuneration paid to our directors and corporate auditors in fiscal year ended February 28, 2025, including by the type of remuneration and the number of persons in each category.

(except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Directors (1)	$557,001	$551,990	4
Corporate auditor (2)	$553,685	$41,926	1
Outside corporate auditors (3)	$4,586	$4,586	1

(1)	Consist of Mamoru Iwamoto (CEO), Tomonari Takayama (CFO and CSO), Katsumi Kato (CMO and CRO), and Ryuma Iwamoto (COO and KOEISING CEO). Robert Wagner (CBO and Koei US CEO), Maki Wagner (CCO) and Sachiko Tozawa (CBO) were newly appointed as directors in February 2025 and there were no directors’ remuneration paid to those three directors in the fiscal year ended February 28, 2025.

(2)	Consists of Eiko Iwamoto (Auditor). Eiko Iwamoto resigned from her position as a corporate auditor on October 17, 2024.

(3)	Consists of Hitoshi Nishizaka (Outside Corporate Auditor)

Stock Acquisition Right

From our formation on August 8, 2024 to the timing of this filing, the Company granted stock acquisition rights for the purchase of shares of the Company’s common shares approved by its shareholders one time as shown in the table below.

Issue name	Issue Date	Expiration date	Exercise price (Per share)	Common shares (Grant Number)
Batch 1 (1)	09/22/2025	09/30/2035	$0.01	171,600

(1)

On September 22, 2025, the Company allotted 171,600 stock acquisition rights to HeartCore Enterprises, Inc. in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors in connection with the Service Agreement between the Company and HeartCore, as amended, the number of stock acquisition rights is subject to adjustment in the event of a stock split. The stock acquisition right is exercisable from October 1, 2025 to September 30, 2035 upon the condition that the IPO has been completed. The stock acquisition right has an exercise price of ¥1(US$0.01) per common share. The stock acquisition right has an exercise price of ¥1(US$0.01) per common share.

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PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares, immediately prior to and immediately after the completion of this offering, by:

●	each of our named executive officers, directors, and corporate auditors;

●	all of our named executive officers, directors, and corporate auditors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our common shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. As of the date of the prospectus, we have three shareholders of record, none of whom are located in the United States.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) immediately prior to, and immediately after, the completion of this offering. Shares immediately prior to the completion of this offering are based on 8,580,000 common shares outstanding. Shares immediately following the completion of this offering are based on the shares immediately prior to the completion of this offering and an assumed offering of [_______] common shares represented by [_________] ADSs at an assumed offering price of US$[___] per ADS (each ADS represents ________ (______) of one common share), assuming no exercise by the underwriters of their option to purchase additional common shares from us in this offering.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o Koei Group Co., Ltd., Shinagawa Grand Central Tower 2-16-3 Konan, Minato-ku, Tokyo, 108-0075 Japan.

	Common Shares Beneficially Owned Immediately Prior to this Offering(1)		Common Shares Beneficially Owned Immediately After this Offering(1)
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
Named Executive Officers, Directors, and Corporate Auditors:
Mamoru Iwamoto (2)	4,980,000	58.0%	4,980,000		%
Tomonari Takayama	-	-%	-		%
Katsumi Kato	-	%	-		%
Ryuma Iwamoto	3,600,000	42.0%	3,600,000		%
Robert Wagner	-	-%	-		%
Maki Wagner	-	-%	-		%
Sachiko Tozawa	-	-%	-		%
Hitoshi Nishizaka	-	-%	-		%
Akira Kaneko	-	-%	-		%
Tatsuya Yoshii	-	-%	-		%
All named executive officers, directors, and corporate auditors as a group 11 persons	8,580,000	100.0%	8,580,000		%
5% or more Shareholders:
Eiko Iwamoto(3)	4,980,000	58.0%	4,980,000		%

* Represents less than 1% of the number of common shares outstanding.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.
(2)	Includes 4,380,000 common shares directly beneficially owned by Mamoru Iwamoto and 600,000 common shares indirectly beneficially owned through his wife, Eiko Iwamoto.
(3)	Includes 600,000 common shares directly beneficially owned by Eiko Iwamoto and 4,380,000 common shares indirectly beneficially owned through her husband, Mamoru Iwamoto, the Chief Executive Officer of the Company.

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CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Related Parties

The related parties had material transactions for the years ended February 28, 2025, February 29, 2024, and February 28, 2023 and to the present consist of the following:

Name of Related Party	Nature of Relationship as of February 28, 2025
Koei US, Inc., (formerly Nufika LLC)	A company controlled by relatives of its CEO

During the year ended February 29, 2024, the Company engaged Nufika LLC, a company controlled by relatives of its CEO, for consulting services, mainly U.S. market research, for which $58,906 in consulting fees were incurred and recorded in selling, general and administrative expenses. The consulting agreement between Nufika LLC and the Company was completed on December 20, 2023.

On March 10, 2025, Koei Group Co., Ltd. entered into an agreement to purchase (the “Purchase Agreement”) 51% shares of Nufika LLC (“Nufika”) from Robert Wagner, the Company’s Chief Business Officer and a director, Maki Wagner, the Company’s Chief Communications Officer and a director, and Hannah Wagner, who is Robert Wagner’s daughter. Nufika was formed on January 3, 2023, and is headquartered in Texas and has historically provided professional services to the energy sector, with limited ITAD activities to date. Koei Group Co., Ltd. acquired Nufika for the purpose of business expansion in the US. The deal was closed on March 10, 2025, with a total cash consideration of US$1,000,000. On February 26, 2025, Nufika was converted from an LLC to C-Corporation in Texas and has been renamed to “Koei US, Inc.”

Pursuant to the Purchase Agreement, the Company agreed to provide additional funding to Koei US, Inc. for business expansion and potential acquisitions. The amount, form, and timing of such funding will be separately negotiated and agreed upon by the parties and no specific minimum or maximum funding amount is set forth in the Purchase Agreement.

The Purchase Agreement further requires that Robert Wagner continue to serve as Chief Executive Officer of Koei US, Inc. for at least twenty four (24) months after the closing of the Purchase Agreement. For 2025, Robert Wagner is entitled to receive bi-weekly compensation of $5,000 and his 2026 compensation will be determined by mutual agreement between Mr. Wagner, the Company and Koei US, Inc. Additionally, pursuant to the Purchase Agreement, Koei US, Inc. entered into an employment agreement with Robert Wagner at closing of the Purchase Agreement, incorporating the terms described above and providing that he may not be terminated or demoted without cause during the initial twenty-four-month period following closing of the Purchase Agreement. The Purchase Agreement also provides that Maki Wagner will continue to serve as Vice President of Koei US, Inc. for 2025, with bi-weekly compensation of $1,400 and that her compensation for 2026 will be determined by mutual agreement. Further, the Purchase Agreement provides that Robert Wagner, Maki Wagner, Hannah Wagner will serve as directors on the board of directors of Koei US, Inc.

Additionally, pursuant to the Purchase Agreement, bylaws to be adopted by Koei US, Inc. must include provisions governing the potential repurchase by Koei US, Inc. of the shares held by Robert Wagner and Maki Wagner, at the option of Robert Wagner and Maki Wagner, upon certain triggering events, which include the following: (i) if Robert Wagner or Maki Wagner are terminated without cause, resign for good reason, become unable to fulfill their obligations as officers for any reason, or if Koei US, Inc. breaches their employment agreement or the bylaws, the Wagners may require Koei US, Inc. to repurchase their shares at a price equal to the fair market value of such shares plus a 20% premium; (ii) if a change in control occurs in which the Company ceases to be the majority shareholder of Koei US, Inc., Robert and Maki Wagner each have the right to (a) participate in the transaction on the same terms as the majority shareholders (a tag-along right), or (b) require Koei US, Inc. or the acquiring party to repurchase their shares at the higher of the negotiated buy-out price or the price paid in the change-in-control transaction; (iii) in the event of death, their estate may require Koei US, Inc. to repurchase the shares at fair market value plus a 20% premium; or (iv) if Robert Wagner or Maki Wagner voluntarily resigns, the buy-out price depends on length of service (if resignation occurs after 24 months of service, the buy-out price equals full fair market value or if resignation occurs before 24 months, the buy-out price is subject to a prorated discount of up to 50%). The valuation process for all such repurchases involves good-faith negotiation, followed by independent appraisals if the parties cannot agree, and the appointment of an umpire as a tie-breaker if necessary. In cases where the 20% premium applies, the resulting valuation is increased accordingly. The bylaws were adopted by Koei US, Inc. on March 1, 2025.

Robert Wagner, our Chief Business Officer and a director, from January 2023 to the present, serves as the Chief Executive Officer and Principal Engineer at Koei US, Inc. Maki Wagner, Mr. Wagner’s wife and our Officer and a director, from August 2024 to the present, serves as the Chief Communications Officer at Koei US, Inc.

Compensation to Directors, Corporate Auditors, and Officers

Remuneration to our executive officers, directors and corporate auditors is comprised of base compensation.

In the fiscal year ended February 28, 2025, we paid an aggregate of approximately ¥85,026,200 (Including discretionary bonus of ¥765,000 (US$5,011) (US$557,001) to our executive officers, namely Mamoru Iwamoto, Tomonari Takayama, Katsumi Kato, and Ryuma Iwamoto, and ¥6,400,000 (US$41,926) to our former corporate auditor, namely Eiko Iwamoto, and ¥700,000 (US$4,586) to our corporate auditor, namely Hitoshi Nishizaka. In the fiscal year ended February 29, 2024, we paid an aggregate of approximately ¥76,354,000 (US$533,124) to our executive officers, namely Mamoru Iwamoto, Tomonari Tsuchiya, Katsumi Kato and Ryuma Iwamoto, and ¥10,100,000 including discretionary bonus of ¥500,000 (US$3,491) (US$70,521) to our former corporate auditor, Eiko Iwamoto.

The following table summarizes the total amount of remuneration paid to our directors and corporate auditors in fiscal year ended February 28, 2025, including by the type of remuneration and the number of persons in each category.

(except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Directors (1)	$557,001	$551,990	4
Corporate auditor (2)	$553,685	$41,926	1
Outside corporate auditors (3)	$4,586	$4,586	1

(1)	Consist of Mamoru Iwamoto (CEO), Tomonari Takayama (CFO and CSO), Katsumi Kato (CMO and CRO), Ryuma Iwamoto (COO and KOEISING CEO). Robert Wagner (CBO and Koei US CEO), Maki Wagner (CCO) and Sachiko Tozawa (CBO) were newly appointed as directors in February 2025 and there were no directors’ remuneration paid to those three directors in fiscal year ended February 28, 2025.

(2)	Consists of Eiko Iwamoto (Auditor). Eiko Iwamoto resigned from her position as a corporate auditor on October 17, 2024.

(3)	Consists of Hitoshi Nishizaka (Outside Corporate Auditor).

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DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material terms of our capital stock and our articles of incorporation, including a summary of the relevant provisions of applicable share handling regulations, of the Companies Act and the Act on Book-Entry Transfer of Company Bonds, Shares, etc. of Japan (Shasai Kabushiki tou no Furikae ni kansuru Houritsu) (Act No. 75 of 2001, as amended) (including regulations promulgated thereunder, the “Book-Entry Act”) relating to joint-stock corporations (kabushiki kaisha), and of certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation and the applicable share handling regulations.

We are a joint-stock corporation founded in Japan under the Companies Act. The rights of our shareholders are represented by our common shares as described below, and our shareholders’ liability is limited to the amount of their respective holdings in such shares.

Description of Our Share Capital

As of January 30, 2026, our authorized capital stock consisted of 34,320,000 common shares, and there were 8,580,000 common shares outstanding. As of January 30, 2026, there were three record holders of our common shares.

Based upon the assumed offer and sale of [_________] ADSs in this offering at an initial public offering price of $____ per ADS (which is the midpoint of the range set forth on the cover page of this prospectus), following this offering, there will be [_________] common shares outstanding.

All currently outstanding common shares are fully-paid and non-assessable.

Changes in Capital

Under the Companies Act, changes in capital, such as a share issuance, consolidation of shares, or issuance of share options, among others, require not less than two-thirds of shareholders entitled to vote, where a quorum is established by shareholders holding more than half of the voting rights of those who are entitled to vote are present at the shareholders’ meeting of our common shareholders, as described under “—Voting Rights and Shareholder Meetings” below.

Voting Rights and Shareholder Meetings

Our articles of incorporation provide that each annual meeting of our shareholders must be held by the end of May of each year. In addition, shareholders meetings to consider and vote on extraordinary matters may be held as necessary, provided that we satisfy all of the procedural requirements under both our articles of incorporation and the Companies Act.

Our common shares allocate one vote per share at shareholders’ meetings. Our articles of incorporation provide for a simple majority approval on most matters submitted for shareholder vote, unless otherwise required by laws or regulations. As required by law, and as referenced in our articles of incorporation, a two-thirds majority approval is required for any votes on matters specified in Article 309, Paragraph (2) of the Companies Act, which cover, in relevant part, treasury stock purchases, purchases of an entire class of shares, and stock consolidations. Any amendment to our articles of incorporation must be approved by our shareholders at a shareholders’ meeting.

Pre-Emptive Rights

Holders of common shares have no pre-emptive rights under our articles of incorporation.

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Dividend Rights

We may issue dividends upon a resolution of our common shareholders or board of directors. We have not paid dividends to shareholders in the past. The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders or directors may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business.

Liquidation Rights

In accordance with the Companies Act and the Articles of Incorporation, liquidations must be approved by common shareholders holding at least a two-thirds majority of the shares present at a meeting where a quorum of half of the issued and outstanding shares with voting rights is present.

Transfer Agent

Under our articles of incorporation, we are required to have a shareholder registry administrator. The shareholder registry administrator and the shareholder registry administrator’s location for handling share-related affairs must be determined pursuant to a resolution of our board of directors. All affairs related to our shareholder and share option registries are delegated to the shareholder registry administrator and are not to be handled by our Company. The current shareholder registry administrator for our Company is [____].

Limitations on Liability

Our Company, in accordance with the provisions of Article 426, Paragraph 1 of the Companies Act, may exempt the directors (including former directors) from liabilities as specified in Article 423, Paragraph 1 of the same law, within the limits prescribed by law, by a resolution of the Board of Directors. Our articles of incorporation permit us to exempt, by resolution of our board of directors, corporate auditors from liabilities arising in connection with their failure to execute their duties in good faith (but without gross negligence), to the fullest extent permitted by the Companies Act. Should our board of directors, exempt a corporate auditor or director from any such liabilities, our rights and those of our shareholders to file shareholders’ derivative suits on behalf of our Company to recover monetary damages from such director or corporate auditor for breach of their duties under the Companies Act will be eliminated or reduced. However, exculpation does not apply to any director or corporate auditor if they have breached their duties under the Companies Act intentionally (koi) or by gross negligence (ju-kashitsu). Furthermore, we may enter into agreements for the limitation of liabilities with our non-executive directors and corporate auditors. If we do so, we expect that these agreements will eliminate or reduce our rights and those of our shareholders as described above.

Articles of Incorporation

Objective of our Company under our Articles of Incorporation

We have broad authority under Article 2 of our articles of incorporation to conduct our lines of business.

Provisions Regarding Our Directors

With respect to the election of directors of our Company, each director must be voted in by a majority of our common shareholders entitled to vote at a common shareholders’ meeting where shareholders holding more than half of the voting rights entitled to vote are present. Additionally, any resolution regarding the election of a director cannot be adopted by cumulative voting.

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Rights of Shareholders of our Common Shares

Under the Companies Act and our articles of incorporation, holders of our common shares have, among others, the following rights:

●	the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, or our board of directors only once during a business year, with this right lapsing three years after the due date for payment according to a provision in our articles of incorporation;

●	the right to vote at a shareholders’ meeting (cumulative voting for the election of directors is not allowed under our articles of incorporation);

●	the right to receive surplus in the event of a liquidation; and

●	the right to require us to purchase shares subject to certain requirements under the Companies Act when a shareholder opposes certain resolutions, including (i) the transfer of all or material part of our business, (ii) an amendment to our articles of incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) a company split, or (v) a merger, all of which must, as a general rule, be approved by a special resolution adopted at a shareholders’ meeting.

Under the Companies Act, a company is permitted to make a distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for under the Companies Act and the applicable ordinance of the Ministry of Justice as of the effective date of such distribution of surplus. The amount of surplus at any given time shall be the amount of the Company’s assets and the book value of the Company’s treasury stock after subtracting and adding the amounts of the items provided for under the Companies Act and the applicable ordinance of the Ministry of Justice.

A shareholder is generally entitled to one vote per share at a shareholders’ meeting. In general, under the Companies Act and our articles of incorporation, a shareholders’ meeting may adopt an ordinary resolution by a majority of the voting rights presented at the meeting. The Companies Act and our articles of incorporation require a quorum of more than half of the total number of voting rights in connection with the election of directors and statutory auditors. Under the Companies Act, to avoid exercising improper control in a form of mutual shareholding, an institutional shareholder, 25% or more voting rights of which are directly or indirectly held by us, does not have voting rights at our shareholders’ meeting. We have no voting rights with respect to our own common shares that we hold. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one other shareholder who has voting rights as its proxy.

With respect to a special resolution, the Companies Act and our articles of incorporation require a quorum of the majority of the total number of voting rights and approval of two-thirds of the voting rights presented at the meeting in connection with any material corporate actions, such as:

●	a reduction of the stated capital (except when a company reduces the stated capital within a certain amount as provided for under the Companies Act);

●	an amendment to our articles of incorporation;

●	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval;

●	a dissolution, merger, or consolidation requiring shareholders’ approval;

●	a company split requiring shareholders’ approval;

●	a transfer of all or an important part of our business;

●	a takeover of the entire business of any other corporation requiring shareholders’ approval;

●	issuance of new shares at a substantially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with substantially favorable conditions, to persons other than our shareholders; and

●	other material corporate actions provided in the Companies Act.

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The Companies Act provides additional specific rights for shareholders owning a substantial number of voting rights.

A shareholder holding 90% or more of the total number of voting rights of all shareholders has the right to demand that all other shareholders sell their shares to such shareholder who holds 90% or more of the voting rights.

Shareholders holding 10% or more of the total number of voting rights of all shareholders, or 10% or more of the total number of our outstanding shares, have the right to apply to a court of competent jurisdiction for our dissolution.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders for six months or more have the right to demand the convening of a shareholders’ meeting.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, for six months or more have certain rights under the Companies Act, which include the right to:

●	apply to a competent court for removal of a director or a corporate auditor where a fraudulent act or a significant event violating laws and regulations or the Company’s Articles of Incorporation exists with respect to performance of duties of such director or corporate auditor, and removal by shareholders at a meeting has been denied; and

●	apply to a competent court for removal of a liquidator.

Shareholders holding 3% or more of the total number of voting rights of all shareholders have the right to object to the exculpation of a director or a corporate auditor from certain liabilities.

Shareholders holding 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, have certain rights under the Companies Act, which include the right to:

●	examine our accounting books and documents and make copies of them; and

●	apply to a competent court for the appointment of an inspector to inspect our operation and/or financial condition where an event casting doubt on a fraudulent act or a significant fact violating laws and regulations or the Company’s Articles Incorporation exists with respect to operation of the Company.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to apply to a competent court for the appointment of an inspector to review the correctness of the convocation and voting procedures of a shareholders’ meeting.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders, or 300 or more voting rights, for six months or more have the right to demand that certain matters be added to the agenda items at a shareholders’ meeting.

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Shareholders who have held any number of shares for six months or more have the right to demand that we take certain actions under the Companies Act, which include the rights to demand:

●	the institution of an action to enforce the liabilities of our directors or corporate auditors;

●	the institution of an action to disgorge from a recipient the benefit of a proprietary nature given in relation to the exercise of the right of a shareholder; and

●	on our behalf, that a director ceases an illegal or ultra vires action.

There are no provisions under the Companies Act or our articles of incorporation which forces shareholders to make additional contributions when requested by us.

Under the Companies Act, in order to change the rights of shareholders which are stipulated and defined in our articles of incorporation, we must amend our articles of incorporation. Amendments must, as a general rule, be approved by a special resolution of our shareholders.

Annual meetings and special meetings of shareholders are convened by our President based on a resolution of our board of directors. Under our articles of incorporation, shareholders of record as of February 28 of each year have the right to attend our annual shareholders’ meeting. We may, by prescribing a record date, determine the shareholders who are stated or recorded in the shareholder registry on the record date as the shareholders entitled to attend and take action at a special shareholders’ meeting, and in this case, we are required to make a public notice of the record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

Our Acquisition of our Common Shares

Under applicable laws of Japan, we may acquire our common shares:

(i)	from a specific shareholder (other than any of our subsidiaries), pursuant to a special resolution of a shareholders’ meeting; or

(ii)	from any of our subsidiaries, pursuant to a resolution of our board of directors.

In the case of any acquisition made by way of (i) above, any other shareholder may request within a certain period of time provided under the applicable ordinance of the Ministry of Justice before a shareholders’ meeting that we also purchase the shares held by the requesting shareholder, unless the purchase price or any other consideration to be delivered in exchange for the acquisition of common shares does not exceed the market price of our common shares calculated by the method prescribed in the applicable ordinance of the Ministry of Justice.

In general, an acquisition by us of our common shares must satisfy certain requirements, including that the total amount of the acquisition price may not exceed the distributable amount.

We may hold the common shares which we acquired pursuant to (i) and (ii) above, or we may cancel such shares by a resolution of our board of directors. We may also dispose of such shares pursuant to a resolution of our board of directors, subject to other requirements applicable to the issuance of shares under the Companies Act.

Restrictions on Holders of our Common Shares

There are no restrictions with respect to non-residents of Japan or foreign shareholders holding our common shares or on the exercise of voting rights. However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file with our transfer agent its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan. See “Risk Factors – Material risks for a foreign shareholder due to Japanese share handling regulations include potential delays in receiving information, the risk of a lapsed standing proxy relationship, and the reliance on third-party service providers” on page 26 of this prospectus.

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There are no provisions in our articles of incorporation that would have the effect of delaying, deferring, or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

There are no provisions in our articles of incorporation or other subordinated rules regarding an ownership threshold, above which shareholder ownership must be disclosed.

There are no provisions in our articles of incorporation governing changes in our Company’s capital that are more stringent than is required by law.

Historical Common Equity Transactions

Since its inception on August 8, 2024, the Company engaged in the following unregistered stock issuances:

On August 8, 2024, DARINGATE CO., LTD. (now known as Koei Group Co., Ltd. (“Koei Group”)) issued (i) 146 common shares to Mamoru Iwamoto for ¥10,200,000, (ii) 120 common shares to Ryuma Iwamoto for ¥8,400,000, and (iii) 20 common shares to Eiko Iwamoto for ¥1,400,000

Effective September 8, 2025, Koei Group approved a stock split of the Koei Group’s issued and outstanding common shares, at a ratio of 30,000-for-1 (the “Stock Split”).  As of September 8, 2025 and immediately prior to the Stock Split, there were 286 common shares issued and outstanding. As a result of the Stock Split, Koei Group has 8,580,000 common shares issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

On September 22, 2025, the Company allotted 171,600 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on September 17, 2025 in connection with the Service Agreement, dated as of April 11, 2024, between Koei Japan (formerly Koei Shoji Co., Ltd.), as amended, and HeartCore. The stock acquisition right is exercisable upon a successful listing on the NYSE American or the Nasdaq and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 2%, subject to adjustment as provided in the 1st Stock Acquisition Rights Allotment Agreement, dated September 17, 2025, between Koei Group and HeartCore.

We believe that each of the foregoing issuances was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

[_________], as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. [Each] ADS will represent one common share (or a right to receive one common share) deposited with [__________], as custodian for the depositary in Japan. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at [____________].

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary will be the holder of our common shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly holding or beneficially owning ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on our common shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Certain Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell common shares which would require it to deliver a fraction of an ADS (or ADSs representing those common shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares. The depositary may sell a portion of the distributed common shares (or ADSs representing those common shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our common shares any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash, or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits our common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names requested by, and will deliver the ADSs to or upon the order of, the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver our common shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian, or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

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Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of association or similar documents, to vote or to have its agents vote the common shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the common shares. However, you may not know about the meeting enough in advance to withdraw the common shares. The depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your common shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your common shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [    ] days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing common shares or ADS holders must pay:	For:
$5.00 (or less) per [___] ADSs (or portion of [___] ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or common shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

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Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our common shares from an exchange outside the United States on which they were listed and do not list the common shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

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Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of common shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

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Your Right to Receive the Common Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying common shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our common shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

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SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common shares or ADSs. Future sales of substantial amounts of our common shares or ADSs, including shares issued upon the conversion of any convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our ADSs to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have [_________] common shares issued and outstanding. In the event the Representative exercises in full the over-allotment option to purchase additional ADSs, we will have [_________] common shares issued and outstanding. The ADSs sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued common shares that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted common shares of our Company for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of our common shares then outstanding, represented by ADSs or otherwise, which will equal approximately [______] common shares immediately after this offering (assuming no exercise by the underwriters of their option to purchase additional ADSs from us); or

●	1% of the average weekly trading volume of our ADSs on the Nasdaq, as applicable, during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

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Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of US$50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq, as applicable, concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned our common shares for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, Rule 701 allows a shareholder who purchased our common shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and holders of 10% or more of our outstanding securities (or securities convertible into our common shares) have agreed with the Representative, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of six months from the date on which the trading of the ADSs on the Nasdaq commences. See the “Underwriting” section below for more information.

Form S-8 Registration Statements

Following the completion of this offering, we may file one or more registration statements on Form S-8 under the Securities Act to register the common shares issued or reserved for issuance under any future plan. The registration statement on Form S-8 will become effective automatically upon filing. Common shares issued upon exercise of a stock option and registered under the Form S-8 registration statement will, subject to vesting and lock-up provisions, and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the lock-up restrictions described under “Underwriting—No Sales of Similar Securities”, in which case, after the expiration of such lock-up.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL MATTERS RELATING TO SHARE TRANSFER RESTRICTIONS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

CERTAIN TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares, including the ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign, including Japan, or other taxing jurisdiction.

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Taxation in Japan

Generally, a non-resident of Japan or non-Japanese entity (which we refer to as a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Law Enforcement Order).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (which we refer to as the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or entity, unless the recipient of the dividend has a “permanent establishment” in Japan, and the common shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment”, are generally subject to a withholding tax at rate of: (i) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (ii) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (which we refer to collectively as the “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Republic of Singapore. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by our Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding taxpayers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (which we refer to as “Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (which we refer to as “Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares or ADSs who are U.S. residents or entities. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Japanese National Tax Agency through our Company. Gains derived from the sale outside Japan of a Japanese corporation’s shares or ADSs by Non-Resident Holders, or from the sale of a Japanese corporation’s shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese entity not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is an investor who is a qualified U.S. resident eligible for benefit of the Treaty. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired a Japanese corporation’s shares or ADSs as a distributee, legatee or donee.

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Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares or ADSs by a U.S. holder (as defined below) that acquires our common shares or ADSs in this offering. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code (the “U.S. Treasury Regulations”), the income tax treaty between Japan and the United States (the “Treaty”), published rulings of the U.S. Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the common shares or ADSs, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of the common shares or ADSs generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs.

This discussion applies only to a U.S. holder that holds common shares or ADSs as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

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●	own common shares or ADSs as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

●	acquire common shares or ADSs in connection with the exercise of employee stock options or otherwise as compensation for services;

●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);

●	are required to accelerate the recognition of any item of gross income with respect to the common shares as a result of such income being recognized on an applicable financial statement;

●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

●	hold the common shares or ADSs in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

●	are former U.S. citizens or former long-term residents of the United States.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our common shares or ADSs.

Treatment of ADSs

For U.S. federal income tax purposes, a U.S. holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our Company, is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raise in this offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the expected market price of the ADSs in this offering, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold the common shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such common shares or ADSs. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares or ADSs, as applicable. We believe we were not a PFIC in prior taxable year 2024 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2024.

The discussion below under “—Distributions on the Common Shares or ADSs ” and “—Sale or Other Disposition of the Common Shares or ADSs” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that generally would apply if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

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Distributions on the Common Shares or ADSs

The gross amount of any distributions paid on our common shares or ADSs will generally be included in the gross income of a U.S. holder as dividend income on the date actually or constructively received by the U.S. holder, in the case of common shares, or by the depositary, in the case of ADSs, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed on the basis of U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Dividends received on our common shares or ADSs generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares or ADSs.

For U.S. foreign tax credit purposes, dividends paid on our common shares or ADSs generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Japanese income taxes withheld from dividends on the common shares or ADSs, at a rate not exceeding any reduced rate pursuant to the Treaty, will be creditable against the U.S. holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the Japanese yen are converted into U.S. dollars. If the Japanese yen received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of the Common Shares or ADSs

A U.S. holder will recognize gain or loss on the sale or other disposition of a common share or ADS equal to the difference between the amount realized for the common share or ADS and the holder’s tax basis in the common share or ADS. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such common share or ADS was more than one year as of the date of the sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations. Any gain or loss recognized will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. holder may not be able to use the foreign tax credit arising from any Japanese tax imposed on the disposition of the common share or ADS unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

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Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares or ADSs, unless you make a mark-to-market election as discussed below. Distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares or ADSs and any of our subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares or ADSs, provided such common shares or ADSs are treated as “marketable stock.” The common shares or ADSs generally will be treated as marketable stock if the common shares or ADSs are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. Our ADSs will be marketable stock as long as they remain listed on the Nasdaq, which is a qualified exchange for this purpose, and are regularly traded. We anticipate that our ADSs should qualify as being regularly traded but no assurances can be given in this regard. Only the ADSs and not the common shares will be listed on the Nasdaq. Consequently, a U.S. holder of common shares that are not represented by ADSs generally will not be eligible to make the mark-to-market election.

If a U.S. holder makes a valid mark-to-market election with respect to the ADSs, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares or ADSs.

If a U.S. holder owns common shares or ADSs during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form). A failure to file this report generally will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. holder’s investment in common shares or ADSs).

The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of common shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. holders may be required to file information returns with respect to their investment in common shares or ADSs. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their common shares or ADSs are held in an account at certain financial institutions.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our common shares or the ADSs. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares or the ADSs. U.S. Holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

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UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, or Roth Capital, acting as the representative (“Representative”) of the underwriters in connection with this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us on a firm commitment basis, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of ADSs set forth below:

Underwriters	Number of ADSs

Roth Capital Partners, LLC

Total:

The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the underwriter of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act, and to contribute to any payments the underwriter is required to make in respect thereof.

Commissions and Expenses

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the ADSs to the underwriters at the offering price of $[●] per common share, which represents the public offering price of the ADSs set forth on the cover page of this prospectus less a 7% underwriting discount. The underwriters may allow and certain dealers may reallow a discount from the concession not in excess of $[●] per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ADSs are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

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The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discounts(1)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

(1) Represents an underwriting discount equal to 7.0% per common share. Does not include (i) the warrants to purchase a number of ADSs equal to 5.0% of the number of shares sold in the offering or (ii) amounts representing reimbursement of out-of-pocket expenses, each as described below.

We have agreed to pay all expenses relating to the Offering, including, without limitation, all filing fees and communication expenses relating to the registration of the ADSs to be sold in the Offering (including the Over-allotment ADSs) with the Commission and the filing of the offering materials with FINRA; all fees and expenses relating to the listing of such ADSs on such stock exchange as the Company and the Representative together determine; all reasonable fees, expenses and disbursements relating to background checks of the Company’s officers and directors; all fees, expenses and disbursements relating to the registration or qualification of such ADSs under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the fees and disbursements of the Representative’s counsel for such counsel’s participation in the “blue sky” and stock exchange listing process); the costs of all mailing and printing of the underwriting documents (including the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), Registration Statements, Prospectuses and all amendments, supplements, and exhibits thereto and as many preliminary and final Prospectuses as the Representative may reasonably deem necessary; the costs and expenses of the public relations firm; the costs of preparing, printing and delivering certificates representing such ADSs; fees and expenses of the transfer agent for such ADSs; stock transfer taxes, if any, payable upon the transfer of securities from the Company to the Representative; the fees and expenses of the Company’s accountants and the fees and expenses of the Company’s legal counsel and other agents and representatives. Upon the Representative’s request, the Company shall provide funds to pay all such fees, expenses, and disbursements in advance. For the sake of clarity, it is understood and agreed that the Company shall be responsible for the Representative’s legal fees, costs and expenses in connection with the Offering irrespective of whether the Offering is consummated. Any expense deposit or advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

In addition, we agreed, during the engagement period of the Representative or until the consummation of this offering, whichever is earlier, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the securities without the written consent of the Representative, provided that the Representative is reasonably proceeding in good faith with preparation for this offering. Until the underwriting agreement is signed, we may terminate the Representative’s participation in this offering only for cause. If terminated, we agree to reimburse the Representative for the full amount of its accountable expenses incurred to such date including but not limited to travel, lodging and other “road show” expenses, mailing, printing and reproduction expenses, and any expenses incurred by the Representative in conducting its due diligence), and also to reimburse the Representative for all fees and disbursements incurred by the Representative’s counsel, less any advance and amounts previously paid to the Representative in reimbursement for such expenses; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2)(C) and shall not apply if and to the extent the Representative has advised us of the Representative’s inability or unwillingness to proceed with this offering. The maximum amount we have agreed to reimburse the underwriter for their accountable expenses set forth in this and the immediately preceding paragraph will not exceed an aggregate of $300,000.

Option to Purchase Additional ADSs

We have granted the underwriters an option exercisable for 45 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of [●] ADSs from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional ADSs based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

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Representative’s Warrants

We have agreed to issue to the Representative (or permitted assignees) warrants to purchase [________] ADSs, or warrants to purchase [______] ADSs if the underwriters exercise the over-allotment option in full (5.0% of the ADSs sold in this offering), at an exercise price equal to 110% of the public offering price of the shares sold in this offering. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the four and a half-year period commencing six (6) months from the commencement of sales of the offering and expiring five (5) years from the effectiveness of the registration statement, will have a cashless exercise provision and will terminate on the fifth (5th) anniversary of the effective date of the registration statement of which this prospectus is a part. The Representative’s Warrants will also provide for customary anti-dilution provisions and “piggyback” registration rights with respect to the registration of the ADSs underlying the warrants for a period of five (5) years from the commencement of sales of this offering and shall provide for automatic exercise immediately prior to expiration. We have registered the Representative’s Warrants and the shares underlying the Representative’s Warrants in this offering.

The Representative’s Warrants and the underlying shares are deemed compensation by FINRA and therefore will be subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under FINRA Rule 5110(e)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days immediately following commencement of sale of this offering subject to certain exceptions permitted by FINRA Rule 5110(e)(2).

The registration statement of which this prospectus is a part also registers for sale the Representative’s Warrants and the ADSs issuable upon exercise of such warrant, as a portion of the underwriting compensation payable in connection with this offering.

Lock-Up Agreements

We, all of our directors, executive officers, and existing shareholders have agreed with the underwriters or our company that, for a period of no less than 6 months after the date of this prospectus subject to certain limited exceptions as described below, they will not directly or indirectly, without the prior written consent of each of the underwriters, (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common shares (including, without limitation, common shares that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and common shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common shares (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any common shares or securities convertible into or exchangeable for common shares (other than the grant of options pursuant to option plans existing on the date of this prospectus), (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common shares or securities convertible, exercisable or exchangeable into common shares or any of our other securities (other than any registration statement on Form S-8), or (iv) publicly disclose the intention to do any of the foregoing. These restrictions are subject to certain exceptions.

The underwriters, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release ordinary shares and other securities from lock-up agreements, the underwriters will consider, among other factors, the holder’s reasons for requesting the release, the number of common shares and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of our company, the underwriters will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of ordinary shares that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

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Offering Price Determination

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be negotiated between the Representative and us. In determining the initial public offering price of our ADSs, the Representative considered:

●	the history and prospects for the industry in which we compete;
●	our financial information;
●	the ability of our management and our business potential and earning prospects;
●	the prevailing securities markets at the time of this offering; and
●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The Representative of the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	A short position involves a sale by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs involved in the sales made by the underwriters in excess of the number of ADSs they are obligated to purchase is not greater than the number of ADSs that they may purchase by exercising their option to purchase additional ADSs. In a naked short position, the number of ADSs involved is greater than the number of ADSs in their option to purchase additional ADSs. The underwriters may close out any short position by either exercising their option to purchase additional ADSs and/or purchasing ADSs in the open market. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through their option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

●	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the common share originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common share or preventing or retarding a decline in the market price of the common share. As a result, the price of the common share may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common share. In addition, neither we nor any of the underwriters make any representations that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

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Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the Nasdaq

We intend to list the ADSs on the Nasdaq representing our common shares under the symbol “KOEI.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by that exchange.

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the ADSs or possession or distribution of this prospectus or any other offering or publicity material relating to the ADSs in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any ADSs or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of ADSs by it will be made on the same terms.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act. The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non- Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The securities are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The securities may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the securities for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The securities may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

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Canada

Resale Restrictions

The distribution of securities in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the securities in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

●	By purchasing securities in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

●	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

●	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

●	where required by law, the purchaser is purchasing as principal and not as agent; and

●	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

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Taxation and Eligibility for Investment

Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the securities whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any securities in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of securities which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

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United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21 of the FSMA does not apply to us; and

●	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the securities described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the securities has been or will be:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The securities may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offering material relating to the securities. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

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Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the securities within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of securities, and (ii) that it will distribute in Germany any offering material relating to the securities only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The offering of securities has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no securities may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the securities may not be distributed in Italy except:

●	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

●	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

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Any offer, sale or delivery of the securities or distribution of copies of this prospectus or any other documents relating to the securities in the Republic of Italy must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

●	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

●	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the securities on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, securities which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non- qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the securities being declared null and void and in the liability of the intermediary transferring the securities for any damages suffered by such non-qualified investors.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the securities, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

China

This prospectus has not been and will not be circulated or distributed in China, and the securities may not be offered or sold, and will not be offered or sold, directly or indirectly, to any PRC resident or to persons for re-offering or resale, directly or indirectly, to any PRC resident except pursuant to applicable PRC laws and regulations.

Qatar

The securities have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

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Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities described herein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor our company nor the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the securities will not benefit from protection or supervision by such authority.

Taiwan

The securities have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the securities in Taiwan.

United Arab Emirates (Excluding the Dubai International Financial Center)

The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of securities in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

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Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions and expenses, payable in connection with this offering. All amounts shown are estimates and subject to future contingencies, except the U.S. Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee, and the entry fee of the Nasdaq.

Description	Amount
U.S. Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee
Nasdaq entry fee
Accounting fees and expenses
Legal fees and expenses
Printing expenses
Accountable expenses
Miscellaneous
Total	$

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LEGAL MATTERS

The validity of the common shares offered in this offering and certain legal matters as to Japanese law will be passed upon for us by City-Yuwa Partners, Tokyo, Japan.

Certain legal matters in connection with this offering with respect to United States federal securities law will be passed upon for us by Anthony, Linder & Cacomanolis, PLLC, West Palm Beach, Florida. Pryor Cashman LLP, New York, New York, is acting as U.S. counsel to the underwriters with respect to this offering.

EXPERTS

Our consolidated financial statements as of February 28, 2025 and February 29, 2024, and for the years then ended included in this prospectus have been audited by MaloneBailey, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a joint stock corporation organized under Japanese law. Most of our directors, corporate auditors and executive officers reside in Japan, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. Our Japanese counsel, City-Yuwa Partners, has advised us that there is doubt as to the enforceability in Japan, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States. A Japanese court may refuse to apply provisions of U.S. securities laws in original actions, or to enforce judgments of U.S. courts that are based on such provisions, if it considers such provisions to be contrary to the public policy of Japan.

We have appointed Cogency Global Inc. as our agent for service of process relating to any suit, action, or proceeding originating in the state and federal courts of the United States relating to this registration statement that are brought against us under the state and federal laws of the United States. Cogency Global Inc.’s services are limited to only receiving service of process on our behalf and not the enforcement of judgments.

City-Yuwa Partners has further advised that the United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters, and a Japanese court may deem that there is not sufficient basis for the reciprocity on the enforcement of judgments. Therefore, if you obtain a civil judgment by a U.S. court, you may not be able to enforce it in Japan.

In addition, City-Yuwa Partners have advised the Company that it is uncertain whether the Japanese courts will (i) recognize or enforce judgments of United States courts obtained against the Company or any of its directors or officers under the civil liability provisions of the securities laws of the United States or any state of the United States or (ii) accept the original action brought in Japan against the Company or any of its directors or officers under the securities laws of the United States. Japan’s Civil Execution Act (Act No. 4 of 1979, as amended) and Code of Civil Procedure (Act No. 109 of 1996, as amended) require Japanese courts to deny requests for the enforcement of judgments of foreign courts where foreign judgments does not meet the requirements set forth in the Civil Execution Act and the Code of Civil Procedure, including the following:

●	the jurisdiction of the foreign court shall be recognized under laws, regulations, treaties, or conventions;

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●	the defeated defendant has been served (excluding service by publication or other similar service) with the summons or order for the commencement of litigation, or that he/she did not receive such summons or order, but did respond to the summons or order;

●	the content of the judgment and the litigation proceedings are not contrary to public policy or good morals in Japan; and

●	there exists a guarantee of reciprocity as to the recognition by a court of the relevant foreign jurisdiction of a final judgment of a Japanese court.

Reciprocity is defined as the recognition in a foreign country of the validity of a judgment of a Japanese court of the same kind as that of a foreign court in that country under conditions not different in material respects from those in Japan, just as Japan recognizes the judgment of a foreign court, and the Japanese courts will determine the existence of reciprocity on a case-by-case basis for each judgment rendered by a foreign court

For example, Japanese courts recognize reciprocity for judgments of courts in the states of Hawaii, New York, California, and Nevada (mainly for monetary claims), but there is no guarantee that reciprocity will be recognized for judgments in other states or for different types of U.S. judgments. Therefore, U.S. court judgments for civil liability premised on U.S. federal and state securities laws may not be enforceable in Japan.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to the underlying common shares represented by the ADSs being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement have been omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about our Company and our ADSs being offered by this prospectus, we refer you to the registration statement, including all amendments, supplements, exhibits, and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see a copy of such contract or document that has been filed. Each statement in this prospectus relating to a contract or document that is filed as an exhibit to the registration statement is qualified in all respects by reference to the full text of such contract or document filed as an exhibit to the registration statement.

You may access and read the registration statement and this prospectus, including the related exhibits and schedules, and any document we file with the SEC at the SEC’s Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public without charge through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers”, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a “foreign private issuer”, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, corporate auditors, and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchases and sales of securities. In addition, as a “foreign private issuer”, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. Furthermore, we will not be required under the Exchange Act to file annual or other reports and financial statements with the SEC as frequently or as promptly as U.S. companies that have securities registered under the Exchange Act. As such, we will file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish to the SEC under cover of Form 6-K certain other material information.

Our corporate website is https://koeigrp.com/. After the consummation of this offering, you may go to our website to access our periodic reports and other information that we file with the SEC as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. We have included our website address in this prospectus solely for informational purposes.

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KOEI GROUP CO., LTD.

F-1

KOEI GROUP CO., LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	August 31, 2025	February 28, 2025
ASSETS
Current assets
Cash and cash equivalents	$8,792,603	$6,824,377
Term deposits	1,239,650	1,161,416
Accounts receivable, net	1,985,207	1,808,475
Inventories	144,406	149,299
Income tax recoverable	1,979	129,625
Prepaid expenses and other current assets, net	154,851	297,300
Total current assets	12,318,696	10,370,492

Non-current assets
Long-term investments	68	67
Property, plant and equipment, net	13,133,096	13,087,712
Intangible assets, net	164,821	162,322
Goodwill	1,779,023	-
Finance lease right-of-use assets	127,987	149,538
Operating lease right-of-use assets	597,385	617,854
Other assets	1,345,651	1,094,194
Total non-current assets	17,148,031	15,111,687

TOTAL ASSETS	$29,466,727	$25,482,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,096,528	$2,252,934
Short-term loans (including loan payable of $89,657 and $85,239 to a related party as of August 31, 2025 and February 28, 2025, respectively)	6,895,619	6,770,625
Current portion of long-term loans	1,137,606	1,114,145
Advance from customers	50,250	58,701
Finance lease liabilities, current	52,921	56,609
Operating lease liabilities, current	442,882	416,401
Income tax payables	835,497	602
Accrued expenses and other current liabilities	1,767,581	1,304,243
Total current liabilities	14,278,884	11,974,260

Non-current liabilities
Long-term loans	5,361,237	5,816,664
Employee benefit obligations	2,349,429	2,213,889
Finance lease liabilities, non-current	79,800	97,731
Operating lease liabilities, non-current	106,952	166,493
Other liabilities	60,655	56,536
Total non-current liabilities	7,958,073	8,351,313

TOTAL LIABILITIES	22,236,957	20,325,573

Shareholders’ equity
Common shares (40,040,000 shares authorized, 8,580,000 shares issued and outstanding as of August 31, 2025 and February 28, 2025, with no stated value) *	173,025	173,025
Additional paid-in capital	692,101	692,101
Retained earnings	6,406,906	5,270,517
Accumulated other comprehensive loss	(886,611)	(979,037)
TOTAL KOEI GROUP CO., LTD. SHAREHOLDERS’ EQUITY	6,385,421	5,156,606
Non-controlling interests	844,349	-
TOTAL SHAREHOLDERS’ EQUITY	7,229,770	5,156,606
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,466,727	$25,482,179

*	Retrospectively restated for effect of stock split effected on September 8, 2025.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

KOEI GROUP CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Six Months Ended August 31,
	2025	2024

Revenues	$25,631,170	$25,557,281
Cost of revenues	(19,987,266)	(20,972,515)
Gross profit	5,643,904	4,584,766

Operating expenses
Selling, general and administrative expenses (including selling, general and administrative expenses from related parties of $48,515 and nil for the six months ended August 31, 2025 and 2024, respectively)	(3,673,149)	(2,787,487)
Total operating expenses	(3,673,149)	(2,787,487)

Income from operations	1,970,755	1,797,279

Other income (expenses)
Other income	44,096	82,298
Other expenses	(38,965)	(22,968)
Interest expenses	(93,893)	(66,805)
Loss from equity method investments	(110,884)	(189,541)
Total other expenses	(199,646)	(197,016)

Income before income taxes	1,771,109	1,600,263
Income tax expense	(622,880)	(532,685)
Net income	1,148,229	1,067,578
Less: net income attributable to non-controlling interests	11,840	-
Net Income attributable to Koei Group Co., Ltd.	$1,136,389	$1,067,578

Net income per share attributable to Koei Group Co. Ltd. - basic and diluted *	$0.13	$0.12
Weighted average shares outstanding - basic and diluted *	8,580,000	8,580,000

Comprehensive income
Net income	$1,148,229	$1,067,578
Other comprehensive income (loss)
Foreign currency translation adjustment	82,935	221,114
Adjustments related to defined benefit plans, net of tax	-	(62)
Total comprehensive income	1,231,164	1,288,630
Less: comprehensive income attributable to non-controlling interests	2,349	-
Comprehensive income attributable to Koei Group Co., Ltd.	$1,228,815	$1,288,630

*	Retrospectively restated for effect of share issuance on August 8, 2024, and stock split effected on September 8, 2025.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

KOEI GROUP CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

	Common Shares*	Additional Paid-in Capital*	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance as of February 29, 2024	$173,025	$692,101	$4,209,672	$(840,039)	$4,234,759
Net income	-	-	1,067,578	-	1,067,578
Distribution of dividends	-	-	(124,240)	-	(124,240)
Adjustments related to defined benefit plans, net of tax effect of $(33)	-	-	-	(62)	(62)
Foreign currency translation adjustment	-	-	-	221,114)	221,114
Balance as of August 31, 2024	$173,025	$692,101	$5,153,010	$(618,987)	$5,399,149

*	Retrospectively restated for effect of share issuance on August 8, 2024.

	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Koei Group Co., Ltd. Shareholders’ Equity	Non-controlling Interests	Total Shareholders’ Equity
Balance as of February 28, 2025	$173,025	$692,101	$5,270,517	$(979,037)	$5,156,606	$-	$5,156,606
Non-controlling interests arising from acquisition of subsidiary	-	-	-	-	-	842,000	842,000
Net income	-	-	1,136,389	-	1,136,389	11,840	1,148,229
Foreign currency translation adjustment	-	-	-	92,426	92,426	(9,491)	82,935
Balance as of August 31, 2025	$173,025	$692,101	$6,406,906	$(886,611)	$6,385,421	$844,349	$7,229,770

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

KOEI GROUP CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended August 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,148,229	$1,067,578
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	372,865	396,008
Provision for credit losses	2,036	1,650
Loss on disposal of property, plant and equipment	3,037	-
Amortization of debt issuance costs	22,790	24,809
Non-cash lease expense	317,989	244,198
Deferred income tax benefit	(216,839)	(14,868)
Loss from equity method investments	110,884	189,541
Loss on modification of operating lease contracts	-	1,313
Changes in operating assets and liabilities:
Term deposits	(117)	(10)
Accounts receivable, net	(126,541)	(884,024)
Inventories	7,622	202,588
Prepaid expenses and other current assets, net	148,519	8,833
Other assets	(15,993)	(65,969)
Accounts payable	806,804	2,308,151
Advance from customers	(9,555)	(286,399)
Income tax payables	969,487	(111,624)
Accrued expenses and other current liabilities	330,267	31,519
Operating lease liabilities	(330,007)	(259,630)
Other liabilities	99,183	76,425
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,640,660	2,930,089

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of term deposits	(57,444)	(54,663)
Purchase of property, plant and equipment	(151,558)	(243,028)
Cash paid for acquisition of subsidiary, net of cash acquired	(956,554)	-
NET CASH USED IN INVESTING ACTIVITIES	(1,165,556)	(297,691)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from a related party	-	14,881
Repayments of bank and other borrowings	(582,425)	(624,637)
Repayments of finance lease liabilities	(32,494)	(34,668)
Distribution of dividends	-	(124,240)
NET CASH USED IN FINANCING ACTIVITIES	(614,919)	(768,664)

Effect of exchange rate changes	108,041	393,642

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,968,226	2,257,376
CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF THE PERIOD	6,824,377	7,147,447
CASH AND CASH EQUIVALENTS AS OF THE END OF THE PERIOD	$8,792,603	$9,404,823

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$93,893	$66,805
Cash paid (received) for income taxes, net	$(134,611)	$659,174

NON-CASH INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$100,916	$51,859
Remeasurement of operating lease liabilities and right-of-use assets due to lease modifications	$185,308	$54,203
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$7,974	$-
Liabilities assumed in connection with purchase of property, plant and equipment	$-	$2,805

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

KOEI GROUP CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Koei Group Co., Ltd., previously known as DARINGATE CO., LTD. (“Koei”), is a holding company incorporated in Japan on August 8, 2024. Through its consolidated subsidiaries, Koei is primarily engaged in material recycling, industrial waste management, and IT asset disposal (“ITAD”).

Koei and its subsidiaries included in the unaudited consolidated financial statements are collectively referred to herein as the “Company”, “we” and “us” unless specific reference is made to an entity.

Reorganization

On August 8, 2024, Koei acquired 100% of the equity interest in KOEI JAPAN CO., LTD. (“KOEI JAPAN”) by exchanging all 8,580,000 common shares (given effect of the Stock Split, see Note 18) of Koei (amounting to $173,025 or JPY20 million) for all 1,430 common shares of KOEI JAPAN (amounting to $865,126 or JPY100 million). As a result, KOEI JAPAN became a wholly owned subsidiary of Koei. This transaction has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled these two entities before and after the reorganization. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the transaction had become effective as of the beginning of the earliest period presented in the accompanying consolidated financial statements. The difference of $692,101 (or JPY80 million) between the par values has been recognized as an adjustment to additional paid-in capital in all periods presented.

Corporate Structure

As of August 31, 2025, the Company’s major subsidiaries are as follows:

Name	Place of Incorporation	Date of Incorporation or Acquisition	Percentage of Ownership	Principal Activities
KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd. (“KOEI JAPAN”)	Japan	April 20, 1995	100%	Recycled materials sales, industrial waste management and ITAD
KOEISING PTE. LTD., previously known as DARINGATE PTE. LTD. (“KOEISING”)	Singapore	February 17, 2022	100%	Recycled materials sales and ITAD
KOEI (THAILAND) CO., LTD. (“KOEI THAILAND”)	Thailand	January 15, 2024	100%*	ITAD
Koei US, Inc., previously known as Nufika LLC (“Koei US”)	United States	March 10, 2025	51%	Professional services and ITAD
EPJ CO., LTD.	Japan	March 10, 2025	100%	Industrial waste management

*	KOEI JAPAN holds a 99.99% ownership interest in KOEI THAILAND, with the remaining 0.01% (equivalent to one share) held by the Chief Executive Officer (“CEO”) of the Company. Given the immaterial impact of the non-controlling interest, no separate presentation was made in the unaudited consolidated financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principals of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The unaudited consolidated financial statements do not include all of the information and disclosure required by U.S. GAAP for complete financial statements. Interim results are not necessarily indicative of results for a full year. In the opinion of management, all adjustments consisting of a normal recurring nature considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the interim periods have been included. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended February 28, 2025.

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. All significant intercompany accounts and transactions have been eliminated.

(b) Foreign Currency

The Company maintains its books and record in its local currency, Japanese YEN (“JPY” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in other income (expenses) in the unaudited consolidated statements of operations and comprehensive income.

The reporting currency of the Company is the United States Dollars (“USD” or “$”), and the accompanying unaudited consolidated financial statements have been expressed in USD. In accordance with ASC Topic 830-30, “Translations of Financial Statements”, assets and liabilities of the Company whose functional currency is not USD are translated into USD, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited statements of changes in shareholders’ equity.

Translation of amounts from local currency of the Company into $1 has been made at the following exchange rates:

	For the Six Months Ended August 31,
	2025	2024
Current JPY: $1 exchange rate	146.93	144.89
Average JPY: $1 exchange rate	146.23	153.67

F-6

(c) Use of Estimates

In preparing the unaudited consolidated financial statements in conformity with U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the unaudited consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, useful lives and impairment of long-lived assets, valuation allowance of deferred tax assets, impairment of goodwill, purchase price allocation for business combination, uncertain tax positions, valuation of defined benefit plans, allowance for credit losses and implicit interest rate of operating and finance leases. Actual results could differ from those estimates.

(d) Business Combinations and Asset Acquisitions

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Transaction costs directly attributable to the acquisition are expensed as incurred.

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Fair value is determined based upon the guidance of ASC Topic 820, Fair Value Measurements and Disclosures, and generally are determined using Level 2 inputs and Level 3 inputs. The determination of fair value involves the use of significant judgment and estimates. The Company utilizes the assistance of a third-party appraiser to determine the fair value as of the date of an acquisition.

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion.

(e) Long-term Investments

Investments in privately held companies or organizations that do not report NAV per share

Investments in privately held entities that do not report NAV per share are accounted for using a measurement alternative, under which these investments are measured at cost, adjusted for observable price changes and impairments, with changes recognized in other income (expenses).

Investments accounted for under equity method

We use the equity method to account for investments in silent partnerships (or anonymous partnerships), which is a structure similar to limited partnership, that we do not have a controlling financial interest but have the ability to influence the operating and financial policies of the investees as a silent investor, in the following ways: (i) silent investors have the right to make suggestions to the partnership operator during business operations, (ii) the partnership operator is obligated to periodically disclose the operating performance to silent investors, and (iii) the partnership operator must obtain silent investors’ approval prior to terminating the business or disposing of leased assets before the partnership’s maturity.

Under the equity method of accounting, we initially recognize our investments at cost and subsequently adjust the carrying amount of the investments for our share of earnings or losses reported by the investees, distributions received, and other-than-temporary impairments. Losses in excess of the carrying amount of our equity method investments, if any, are recognized when (i) we are unlikely to abandon the investee due to operating considerations, or (ii) it is anticipated that the investee’s return to profitability is imminent. Losses in excess of the carrying amount of our equity method investments are presented as a liability in the unaudited consolidated balance sheets.

F-7

(f) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in the business combination. In accordance with FASB ASC Topic 350, “Intangibles-Goodwill and Others”, goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test.

The Company would recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit.

When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The fair value is generally determined using the income approach with the discounted cash flow valuation method, which requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rates.

(g) Leases - Lessee

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

We classify our leases as either finance or operating leases. If a lease meets any of the following criteria, we account for it as a finance lease; otherwise, we account for it as an operating lease.

(i)	ownership is transferred from lessor to lessee by the end of the lease term;
(ii)	an option to purchase is reasonably certain to be exercised;
(iii)	the lease term is for the major part of the underlying asset’s remaining economic life;
(iv)	the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or
(v)	the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

The Company recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Company has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company.

As the rates implicit on the Company’s leases for which it is the lessee are not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Company assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

F-8

(h) Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets with finite lives, primarily property, plant and equipment, intangible assets, operating lease right-of-use assets and finance lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

(i) Defined Benefit Plans

The Company has unfunded defined benefit severance indemnity plans, which cover directors and a corporate auditor. Under the defined benefit severance indemnity plans, full-time directors and the corporate auditor of KOEI JAPAN are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause. The projected benefit obligation is recognized in the unaudited consolidated balance sheets. The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the unaudited consolidated statements of operations and comprehensive income and includes service cost, interest cost, settlement cost and amortization of actuarial gains and losses, if any. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Settlement cost represents the expense related to the settlement of the defined benefit plans. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined at 10% of the projected benefit obligation.

(j) Revenue Recognition

The Company recognizes revenues under ASC Topic 606, “Revenue from Contracts with Customers”.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales.

The Company currently generates its revenue from the following main sources:

Sales of Recycled Materials

The majority of the Company’s revenues comes from sales of recycled materials, including electronic scrap from end-of-life electronics, dismantled home appliances, and circuit boards. Revenue is recognized at a point in time when the control of the promised goods is transferred to customers, which is generally when the goods are inspected and accepted by the customers. We do not provide warranties for the recycled materials sold.

Industrial Waste Management and Other Services Revenue

The Company generates waste management revenue by collecting, transporting and disposing of industrial waste. It also provides other miscellaneous services, primarily IT asset disposal, involving the secured destruction or erasure of data from used IT equipment, such as computers and smartphones, and professional services. Besides professional services, the service period normally ranges from one day to one week. Revenue is recognized at a point in time when the promised service is completed. The service period of professional services normally lasts for one month, and the revenue is recognized over the service period.

In certain arrangements where another party is involved in providing specified services to a customer, the Company evaluate whether it acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on the evaluation of whether (i) the Company is primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified good or service. If the terms of a transaction do not indicate the Company is acting as a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

The Company recognizes revenue on a gross basis as the Company is the primary obligor in the transaction, although the Company may outsource part of the disposal process to third-party suppliers during certain transactions, the Company retains cost risk and has full discretion in establishing prices and therefore is the principal in the arrangement.

Payments to customers that are not in exchange for a distinct good or service are recorded as reductions of revenue. The Company makes rebates to certain customers as a consideration for the recyclables obtained from the process of providing industrial waste management services, which will be subsequently processed by the Company and sold to other customers as recycled materials. The rebates amount is determined by mutual agreement between the Company and customers upon the completion of industrial waste management services. Rebates are generally recorded as reductions of revenue upon the receipt of the recyclable materials, in the same period when the corresponding service revenue is recognized. During the six months ended August 31, 2025 and 2024, the Company recorded such rebates of $373,174 and $190,788, respectively.

Contract liabilities

Advance from customers, or contract liabilities, are recorded when customers remit contractual cash payments in advance of the Company satisfying performance obligations under the contractual arrangements, mainly sales of recycled materials. The Company recognizes the advanced payments received as revenue upon the satisfaction of the underlying performance obligations that transfer the control of the promised goods to customers. If the final transaction prices are lower than the advance payments received, the Company will either refund the difference to customers or retain the difference for future transactions, depending on the negotiation between the Company and the customers.

F-9

(k) Advertising Expenses

The Company expenses advertising costs as they are incurred. Total advertising expenses were $131,993 and $116,414 for the six months ended August 31, 2025 and 2024, respectively, and have been included as part of selling, general and administrative expenses.

(l) Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Customers

For the six months ended August 31, 2025 and 2024, customers accounting for 10% or more of the Company’s total revenues were as follows:

	For the Six Months Ended August 31,
	2025	2024
Customer A	28%	19%
Customer B	17%	16%

As of August 31, 2025 and February 28, 2025, customers accounting for 10% or more of the Company’s total net outstanding accounts receivable were as follows:

	August 31, 2025	February 28, 2025
Customer A	13%	23%
Customer B	15%	21%
Customer C	10%	*
Customer D	10%	*

Suppliers

For the six months ended August 31, 2025 and 2024, suppliers accounting for 10% or more of the Company’s total purchases were as follows:

	For the Six Months Ended August 31,
	2025	2024
Supplier B	17%	14%
Supplier C	10%	*	%

As of August 31, 2025 and February 28, 2025, suppliers accounting for 10% or more of the Company’s total outstanding accounts payable were as follows:

	August 31, 2025	February 28, 2025
Supplier A	*	15%
Supplier B	18%	*
Supplier C	12%	*

*Less than 10%

F-10

(m) Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment.

(n) Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC Topic 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(o) Fair Value Measurements

The Company performs fair value measurements in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities;
●	Level 2: inputs other than Level 1 that are observable, either directly or indirectly; or
●	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

As of August 31, 2025 and February 28, 2025, the carrying values of current assets and current liabilities approximated their fair values reported in the unaudited consolidated balance sheets due to the short-term maturities of these instruments. Debt that bears variable interest rates indexed to prime also approximates fair value as it reprices when market interest rates change.

F-11

(p) Non-controlling Interests

Non-controlling interests in the unaudited consolidated balance sheet represent the portion of the equity in the subsidiary not attributable, directly or indirectly, to the Company. The portion of the income or loss applicable to the non-controlling interests in subsidiary is also separately reflected in the statements of operations.

(q) Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-09 is effective for public entities for annual reporting periods beginning after December 15, 2023, on a retrospective basis. Early adoption is permitted. The Company adopted this standard on February 28, 2025. See Note 17 for relevant segment disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606 by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim reporting periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. ASU 2025-11 is effective for public business entities for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. For entities other than public business entities, this amendment is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net were summarized as follows:

	August 31,	February 28,
	2025	2025
Accounts receivable	$1,997,191	$1,818,256
Less: allowance for doubtful accounts	(11,984)	(9,781)
Accounts receivable, net	$1,985,207	$1,808,475

The movements of the allowance for doubtful accounts were as follows:

	For the Six Months Ended August 31,
	2025	2024
Beginning balance	$9,781	$11,876
Provision for credit loss	2,036	1,650
Recovery of credit loss	-	-
Foreign currency translation adjustment	167	578
Ending balance	$11,984	$14,104

NOTE 4 — INVENTORIES

Inventories consist of the following:

	August 31,	February 28,
	2025	2025
Unprocessed materials	$12,629	$19,588
Recyclables ready for sale	131,777	129,711
Total inventories	$144,406	$149,299

F-12

NOTE 5 — LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	August 31,	February 28,
	2025	2025
Investment in a private organization that does not report NAV per share:
An organization without observable price changes	$68	$67
Investments in silent partnerships accounted for under the equity method	-	-
Total long-term investments	$68	$67

The Company invested in several silent partnerships (or anonymous partnerships), which primarily engage in aircraft leasing business and apply the declining balance depreciation method. The underlying assets are leased to generate rental income throughout the lease term and are expected to be ultimately sold to generate additional cash flow.

Losses from equity method investments during the six months ended August 31, 2025 and 2024, were $110,884 and $189,541, including losses in excess of the carrying amount of equity method investments of $110,884 and $65,912, respectively.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	August 31,	February 28,
	2025	2025
Land	$8,444,120	$8,294,521
Buildings and facilities attached to buildings	6,773,989	6,631,563
Machinery and equipment	2,960,506	2,842,536
Vehicles and forklifts	1,162,560	1,122,840
Tools, furniture and fixtures	591,766	551,273
Software	267,150	262,417
Construction in progress	24,679	9,027
Subtotal	20,224,770	19,714,177
Less: accumulated depreciation	7,091,674	6,626,465
Property, plant and equipment, net	$13,133,096	$13,087,712

Certain property, plant and equipment, mainly land and buildings, in the carrying amount of $11,855,651 and $11,745,416 as of August 31, 2025 and February 28, 2025, respectively, were pledged to secure the Company’s loans, see Note 9.

Depreciation expense was $340,096 and $361,069 for the six months ended August 31, 2025 and 2024, respectively.

NOTE 7 — OTHER ASSETS

Other assets consist of the following:

	August 31,	February 28,
	2025	2025
Deferred income tax assets	$1,003,181	$773,426
Corporate-owned life insurance policies	72,291	68,484
Security deposits	238,910	214,554
Others	31,269	37,730
Total other assets	$1,345,651	$1,094,194

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	August 31,	February 28,
	2025	2025
Accrued expenses	$362,329	$257,052
Losses in excess of the carrying amount of equity method investments	524,102	406,415
Wage and bonus payables	484,091	415,985
Consumption tax payable	275,932	183,322
Individual income tax withheld on behalf of employees	118,052	17,814
Others	3,075	23,655
Total accrued expenses and other current liabilities	$1,767,581	$1,304,243

F-13

NOTE 9 —BANK AND OTHER BORROWINGS

Bank and other borrowings consist of the following:

Indebtedness	Weighted Average Interest Rate(1)	Weighted Average Years to Maturity(1)	Balance as of August 31, 2025	Balance as of February 28, 2025
Unsecured loans
Fixed rate loan borrowed under revolving line of credit	0.90%	0.83	$680,596	$668,539
Variable rate loans borrowed under revolving lines of credit	1.17%	0.66	6,125,366	6,016,847
Non-interest bearing loan(2)	0.00%	N/A	89,657	85,239
Total	1.12%	0.67	$6,895,619	$6,770,625

Long-term loans
Secured loans(3)
Variable rate loans	1.47%	5.92	$5,955,217	$6,317,690
Subtotal	1.47%	5.92	5,955,217	6,317,690

Unsecured loans
Fixed rate loans	0.61%	1.58	182,672	223,559
Variable rate loans	1.50%	4.25	495,937	544,431
Subtotal	1.26%	3.53	678,609	767,990
Aggregate outstanding principal balance of long-term loans	1.45%	5.68	6,633,826	7,085,680
Less: unamortized debt issuance costs			(134,983)	(154,871)
Less: current portion			(1,137,606)	(1,114,145)
Non-current portion			$5,361,237	$5,816,664

(1)	Pertained to information for loans outstanding as of August 31, 2025.
(2)	Borrowed from Ryuma Iwamoto, the CEO of KOEISING, who is also a director and principal shareholder of the Company, for working capital purpose, with the balance due on demand.
(3)	Pledged by property, plant and equipment of the Company.

The Company borrowed loans from various financial institutions for the purpose of purchasing property, plant and equipment, and for working capital purpose.

As of August 31, 2025 and February 28, 2025, the Company had $6,805,962 and $6,685,386 of the short-term loans borrowed under revolving lines of credit with multiple banks and financial institutions, with maximum available amounts of the same. These agreements automatically renew annually unless cancelled. Borrowings typically have one-month terms, renewed at the lender’s discretion.

The Company’s secured long-term loans are subject to covenants requiring maintenance of specified ratio of net assets, avoiding consecutive operating losses, and restrictions on material changes to the Company’s primary business activities. The Company incurred insurance costs of JPY52,500,000 for these loans, of which $134,983 and $154,871 remained unamortized as of August 31, 2025 and February 28, 2025, respectively. These costs are presented as a direct deduction from the carrying amounts of the loans.

Interest expense for bank and other borrowings was $92,527 and $65,392 for the six months ended August 31, 2025 and 2024, respectively.

F-14

As of August 31, 2025, future minimum payments for loans are as follows:

Years ending February 28 (29),	Principal Repayment
Remaining of 2026	$7,484,253
2027	1,177,268
2028	1,090,424
2029	1,069,462
2030	1,040,577
Thereafter	1,667,461
Total	$13,529,445

NOTE 10 — LEASES – AS A LESSEE

The Company has entered into operating leases mainly for offices, parking lots, facilities and warehouses purposes, with terms ranging from one to three years. Additionally, the Company has finance leases for certain office equipment, production equipment, and vehicles, with terms ranging from five to seven years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the unaudited consolidated financials.

During the six months ended August 31, 2025 and 2024, one operating lease was guaranteed by the CEO of the Company.

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease term. Finance lease costs include amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with initial term of twelve months or less are not recorded in the unaudited consolidated balance sheets.

The components of lease costs are as follows:

	For the Six Months Ended August 31,
	2025	2024
Finance lease costs
Amortization of finance lease right-of-use assets	$32,338	$34,529
Interest on finance lease liabilities	1,366	1,413
Total finance lease costs	33,704	35,942
Operating lease costs	312,608	258,954
Short-term lease costs	5,373	2,466
Total lease costs	$351,685	$297,362

The following table presents supplemental information related to the Company’s leases:

	For the Six Months Ended August 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$1,366	$1,413
Operating cash flows from operating leases	323,882	246,617
Financing cash flows from finance leases	32,494	34,668
Non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	7,974	-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	100,916	51,859
Remeasurement of operating lease liabilities and right-of-use assets due to lease modifications	185,308	54,203

Weighted average remaining lease term (years)
Finance leases	3.14	3.25
Operating leases	1.29	0.96

Weighted average discount rate (per annum)
Finance leases	0.93%	0.83%
Operating leases	1.74%	2.21%

F-15

As of August 31, 2025, the future maturity of lease liabilities is as follows:

Years ending February 28 (29),	Finance Lease	Operating Lease
Remaining of 2026	$28,271	$269,406
2027	46,641	244,665
2028	33,399	35,119
2029	14,454	7,175
2030	7,887	-
Thereafter	4,067	-
Total undiscounted lease payments	134,719	556,365
Less: imputed interest	(1,998)	(6,531)
Present value of lease liabilities	132,721	549,834
Less: lease liabilities, current	(52,921)	(442,882)
Lease liabilities, non-current	$79,800	$106,952

NOTE 11 — DEFINED BENEFIT PLANS

The Company has unfunded defined benefit severance indemnity plans under which qualified directors and the corporate auditor of KOEI JAPAN are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on years of service and other factors. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of the Company for the six months ended August 31, 2025 and 2024.

	For the Six Months Ended August 31,
	2025	2024
Service cost	$79,549	$65,061
Interest cost	19,310	11,948
Amortization of gain or loss	-	(95)
Net periodic benefit cost	$98,859	$76,914

Gains and losses in excess of 10% of the greater of the projected benefit obligation are amortized over the average remaining service period of active participants, which is 16 years.

F-16

NOTE 12 - INCOME TAXES

Japan

The Company conducts its major businesses in Japan and is subject to tax in this jurisdiction. For the six months ended August 31, 2025 and 2024, substantially all taxable income of the Company was generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 34.00% for KOEI JAPAN for the six months ended August 31, 2025 and 2024; 25.00% for EPJ CO., LTD. for the period from its incorporation on March 10, 2025 to August 31, 2025; and 21.37% for Koei for the period from its incorporation on August 8, 2024 to August 31, 2025, as a holding company.

Singapore

KOEISING is incorporated in Singapore and subject to income tax rate at 17% statutory tax rate with respect to the assessable income generated from Singapore.

Thailand

KOEI THAILAND is incorporated in Thailand and subject to income tax rate at 20% statutory tax rate with respect to the assessable income generated from Thailand.

United States

Koei US is incorporated in the United States and subject to federal income tax at 21% statutory tax rate with respect to the assessable income generated from the United States.

On July 4, 2025, President Trump signed into law the legislation commonly referred to as the One Big Beautiful Bill Act (“OBBBA”). The OBBBA includes various provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We have incorporated the provisions that were effective during the third quarter of 2025 and assessed that the impacts did not have a material impact on our consolidated financial statements. We continue to assess any future impacts on our consolidated financial statements and will recognize the income tax effects beginning in the period in which they are effective.

For the six months ended August 31, 2025 and 2024, the Company’s income tax expenses are as follows:

	For the Six Months Ended August 31,
	2025	2024
Current	$839,719	$547,553
Deferred	(216,839)	(14,868)
Total	$622,880	$532,685

The effective tax rate was 35.17% and 33.29% for the six months ended April 30, 2025 and 2024, respectively.

F-17

NOTE 13 — SHAREHOLDERS’ EQUITY

No common share was issued during the six months ended August 31, 2025 and 2024.

As of August 31, 2025 and February 28, 2025, there were 8,580,000 shares of common share issued and outstanding. The number of shares reflects 1) the retrospective presentation of the share issuance on August 8, 2024, resulting from the recapitalization between entities under common control; and 2) the effect of the Stock Split, see Note 18 for details.

During the six months ended August 31, 2025 and 2024, the Company declared and distributed cash dividends of nil and $124,240, respectively.

Legal reserve set aside as appropriation of retained earnings and legal capital surplus

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act. Legal reserves may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval of the General Meeting of Shareholders.

NOTE 14 – DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consist of the following:

	For the Six Months Ended August 31,
	2025	2024
Sales of recycled materials	$24,765,719	$24,820,755
Industrial waste management and other services	865,451	736,526
Total	$25,631,170	$25,557,281

Changes in the Company’s advance from customers for the six months ended August 31, 2025 and February 28, 2024 are presented in the following table:

	For the Six Months Ended August 31,
	2025	2024
Advance from customers as of the beginning of the period	$58,701	$319,129
Net cash received in advance during the period	4,125,492	8,230,426
Revenue recognized (consumption tax included) from opening balance of advance from customers	(60,046)	(313,023)
Revenue recognized (consumption tax included) from advance from customers arising during current period	(4,075,002)	(8,203,801)
Foreign currency translation adjustment	1,105	(4,493)
Advance from customers as of the end of the period	$50,250	$28,238

F-18

NOTE 15 – BUSINESS COMBINATION AND GOODWILL

The Company accounted for the business combination using the acquisition method of accounting under ASC Topic 805. The total purchase price was allocated to the tangible and identifiable intangible assets acquired, liabilities assumed and non-controlling interests based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values was recorded as goodwill.

The determination of fair values involved the use of significant judgments and estimates. The judgments used to determine the estimated fair value assigned to assets acquired and liabilities assumed, and non-controlling interests, as well as the expected future cash flows and related discount rates, can materially impact the Company’s unaudited consolidated financial statements. Significant inputs and assumptions used for the model included the amount and timing of expected future revenues and discount rates.

Koei US, Inc.

On March 10, 2025, the Company acquired 51% equity interest in Koei US, formerly known as Nufika LLC, for a cash consideration of $1 million from Robert Wagner, Maki Wagner, the wife of Robert Wagner, and their daughter Hannah Wagner. The Company aimed to expand business in the U.S. market through this acquisition.

The purchase price allocation was determined by the Company with assistance of a third-party valuation. The purchase price was allocated on the acquisition date as follows:

Cash and cash equivalents	$43,446
Accounts receivable, net	20,300
Goodwill	1,779,023
Accrued expenses and other current liabilities	(769)
Non-controlling interests	(842,000)
Total purchase consideration	$1,000,000

Pro forma results of operations for the business combination have not been presented because they are not material to the unaudited consolidated statement of operations and comprehensive income for the six months ended August 31, 2025.

The results of operations, financial position, and cash flows of Koei US have been included in the Company’s unaudited consolidated financial statements since the date of acquisition.

The Company’s policy is to perform its annual impairment testing on goodwill for its reporting unit on February 28 (29) of each fiscal year or more frequently if events or changes in circumstances indicate that an impairment may exist. The Company did not recognize any impairment loss on goodwill during the six months ended August 31, 2025.

NOTE 16 – RELATED PARTY TRANSACTIONS

During the six months ended August 31, 2025, Robert Wagner and Maki Wagner, who are the relatives of the Company’s CEO, provided consulting services to the Company related to its initial public listing (the “IPO”) and U.S. business development. Consulting fees of $48,515 were incurred and recorded in selling, general and administrative expenses. Additionally, in February 2025, Robert Wagner and Maki Wagner were appointed as the Chief Business Officer and Chief Communications Officer, respectively, as well as directors of Koei.

Also see Note 9, 10 and 15 for more transactions with related parties.

NOTE 17 – SEGMENT REPORTING

The Company’s chief operating decision maker (“CODM”), Chief Executive Officer, reviews consolidated results of operations to make decisions, therefore the Company views its operations and manages its business as a single operating segment. The Company’s revenues for its single operating segment are derived from sales of recycled materials and providing industrial waste management and other services.

The accounting policies for the single operating segment are the same as those described in Note 2. The CODM evaluates performance for the Company’s single operating segment and decides how to allocate resources based on the Company’s consolidated net income that it reported in the unaudited consolidated statements of operations and comprehensive income as net income. The measure of segment assets is reported in the unaudited consolidated balance sheets as total assets. The CODM allocates resources across the Company based on consolidated net income derived during the annual budgeting process and throughout the year in monitoring actual results compared to budget and updated forecasts. These results are used to assess segment performance.

F-19

Segment information

The following table summarizes selected financial information with respect to the Company’s single operating segment and reportable segment for the six months ended August 31, 2025 and 2024:

	For the Six Months Ended August 31,
	2025	2024
Revenues	$25,631,170	$25,557,281
Less:
Cost of goods sold	(16,636,693)	(18,177,130)
Other costs of revenues	(3,350,573)	(2,795,385)
Total cost of revenues	(19,987,266)	(20,972,515)
Salaries and welfare expenses	(1,203,782)	(881,886)
Outsourcing and professional expenses	(1,133,567)	(901,946)
Business and office expenses	(480,472)	(298,140)
Lease expenses	(204,968)	(183,016)
Travel expenses	(203,634)	(119,021)
Advertising expenses	(131,993)	(116,414)
Depreciation and amortization expenses	(36,991)	(65,887)
Allowance for credit losses	(2,036)	(1,650)
Retirement expenses	(98,859)	(76,914)
Taxes and dues	(74,940)	(73,138)
Entertainment expenses	(101,907)	(69,475)
Total selling, general and administrative expenses	(3,673,149)	(2,787,487)
Income from operations	1,970,755	1,797,279
Interest expense	(93,893)	(66,805)
Loss from equity method investments	(110,884)	(189,541)
Other income (expenses)	5,131	59,330
Income before income tax expenses	1,771,109	1,600,263
Income tax expense	(622,880)	(532,685)
Net income	1,148,229	1,067,578
Less: net income attributable to non-controlling interests	11,840	-
Net Income attributable to Koei Group Co., Ltd.	$1,136,389	$1,067,578

As of August 31, 2025 and 2024, and for the periods then ended, substantially all of our long-lived assets and revenues generated were attributed to the Company’s operations in Japan.

NOTE 18 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date that the unaudited consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the unaudited consolidated financial statements other than as disclosed below.

Effective September 8, 2025, the Company approved a stock split of the Company’s issued and outstanding shares of common share, at a ratio of 30,000-for-1 (the “Stock Split”). As of August 31, 2025 and immediately prior to the Stock Split, there were 286 shares of common share issued and outstanding. As a result of the Stock Split, the Company has 8,580,000 shares of common share issued and outstanding. All share and per share data included within the unaudited consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

On September 17, 2025, the Company entered into a Stock Acquisition Right Allotment Agreement (the “SAR Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”) pursuant to which the Company allotted 171,600 stock acquisition rights to HeartCore on September 22, 2025 in exchange for professional services rendered in connection with its IPO. HeartCore may exercise the stock acquisition rights from October 1, 2025 to September 30, 2035, and under the condition that the IPO is completed, to purchase 2% of the fully diluted shares of the Company’s common share as of the day prior to the IPO date, for an exercise price per share of US$0.01 (JPY1), subject to adjustment as provided in the SAR Agreement. The stock acquisition rights were fully vested upon allotment.

Effective October 15, 2025, the Company approved to decrease its number of authorized shares from 40,040,000 to 34,320,000.

In November 2025, the Company declared and distributed cash dividends of JPY21,450,000 (approximately $146,000).

On December 19, 2025, the Company entered into an agreement to sell 49% equity interests in KOEI THAILAND to HIDAKA HOLDINGS (2008) CO., LTD. for cash consideration of THB980,000 (approximately $30,000). The transaction is expected to be completed by the end of February 2026.

As of the date the unaudited consolidated financial statements are issued, the Company has renewed all of its short-term loans borrowed under revolving lines of credit.

F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Koei Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Koei Group Co., Ltd. and its subsidiaries (the “Company”) as of February 28, 2025 and February 29, 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2025 and February 29, 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2024.

Tokyo, Japan

September 22, 2025

F-21

KOEI GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

	February 28, 2025	February 29, 2024
ASSETS
Current assets
Cash and cash equivalents	$6,824,377	$7,147,447
Term deposits	1,161,416	1,041,067
Accounts receivable, net	1,808,475	1,347,352
Inventories	149,299	706,929
Income tax recoverable	129,625	-
Prepaid expenses and other current assets, net	297,300	108,632
Total current assets	10,370,492	10,351,427

Non-current assets
Long-term investments	67	211,677
Property, plant and equipment, net	13,087,712	13,295,513
Intangible assets, net	162,322	161,919
Finance lease right-of-use assets	149,538	189,567
Operating lease right-of-use assets	617,854	491,077
Other assets	1,094,194	1,815,196
Total non-current assets	15,111,687	16,164,949

TOTAL ASSETS	$25,482,179	$26,516,376

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,252,934	$2,118,359
Short-term loans (including loan payable of $85,239 and $33,425 to a related party as of February 28, 2025 and February 29, 2024, respectively)	6,770,625	6,667,804
Current portion of long-term loans	1,114,145	1,259,452
Advance from customers	58,701	319,129
Finance lease liabilities, current	56,609	66,090
Operating lease liabilities, current	416,401	392,852
Income tax payables	602	672,031
Accrued expenses and other current liabilities	1,304,243	1,174,045
Total current liabilities	11,974,260	12,669,762

Non-current liabilities
Long-term loans	5,816,664	7,043,614
Employee benefit obligations	2,213,889	2,298,293
Finance lease liabilities, non-current	97,731	128,410
Operating lease liabilities, non-current	166,493	83,108
Other liabilities	56,536	58,430
Total non-current liabilities	8,351,313	9,611,855

TOTAL LIABILITIES	20,325,573	22,281,617

Shareholders’ equity
Common shares (40,040,000 shares authorized, 8,580,000 shares issued and outstanding as of February 28, 2025 and February 29, 2024, with no stated value)*	173,025	173,025
Additional paid-in capital*	692,101	692,101
Retained earnings	5,270,517	4,209,672
Accumulated other comprehensive loss	(979,037)	(840,039)
TOTAL SHAREHOLDERS’ EQUITY	5,156,606	4,234,759
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$25,482,179	$26,516,376

*	Retrospectively restated for the effect of share issuance on August 8, 2024, and the stock split effected on September 8, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

F-22

KOEI GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended
	February 28, 2025	February 29, 2024

Revenues	$43,837,761	$35,857,180
Cost of revenues	(36,013,660)	(28,076,605)
Gross profit	7,824,101	7,780,575

Operating expenses
Selling, general and administrative expenses (including selling, general and administrative expenses from related parties of $28,553 and $58,906 for the years ended February 28, 2025 and February 29, 2024, respectively)	(5,736,347)	(4,905,569)
Total operating expenses	(5,736,347)	(4,905,569)

Income from operations	2,087,754	2,875,006

Other income (expenses)
Other income	159,361	61,684
Other expenses	(64,814)	(82,280)
Interest expenses	(145,805)	(135,585)
Loss from equity method investments	(360,182)	(701,348)
Total other expenses	(411,440)	(857,529)

Income before income taxes	1,676,314	2,017,477
Income tax expense	(491,229)	(692,225)
Net income	$1,185,085	$1,325,252

Net income per share - basic and diluted*	$0.14	$0.15
Weighted average shares outstanding - basic and diluted*	8,580,000	8,580,000

Comprehensive income
Net income	$1,185,085	$1,325,252
Other comprehensive income (loss)
Foreign currency translation adjustment	27,012	(379,674)
Adjustments related to defined benefit plans, net of tax	(166,010)	63,222
Total comprehensive income	$1,046,087	$1,008,800

*	Retrospectively restated for the effect of share issuance on August 8, 2024, and the stock split effected on September 8, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

F-23

KOEI GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED FEBRUARY 28, 2025 AND FEBRUARY 29, 2024

	Common Shares*	Additional Paid-in Capital*	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance as of February 28, 2023	$173,025	$692,101	$3,022,498	$(523,587)	$3,364,037
Net income	-	-	1,325,252	-	1,325,252
Distribution of dividends	-	-	(138,078)	-	(138,078)
Adjustments related to defined benefit plans, net of tax effect of $(32,569)	-	-	-	63,222	63,222
Foreign currency translation adjustment	-	-	-	(379,674)	(379,674)
Balance as of February 29, 2024	173,025	692,101	4,209,672	(840,039)	4,234,759
Net income	-	-	1,185,085	-	1,185,085
Distribution of dividends	-	-	(124,240)	-	(124,240)
Adjustments related to defined benefit plans, net of tax effect of $(85,520)	-	-	-	(166,010)	(166,010)
Foreign currency translation adjustment	-	-	-	27,012	27,012
Balance as of February 28, 2025	$173,025	$692,101	$5,270,517	$(979,037)	$5,156,606

*	Retrospectively restated for the effect of share issuance on August 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-24

KOEI GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	February 28, 2025	February 29, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,185,085	$1,325,252
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	795,753	768,830
Provision for (reversal of) credit losses	(2,142)	2,094
Impairment loss on deposit for asset acquisition	-	220,989
Amortization of debt issuance costs	47,673	57,554
Non-cash lease expense	528,712	449,043
Deferred income tax expense (benefit)	196,002	(232,090)
Loss from equity method investments	360,182	701,348
Loss on modification of operating lease contracts	1,322	175
Changes in operating assets and liabilities:
Term deposits	(31)	(16)
Accounts receivable, net	(439,557)	(98,595)
Inventories	551,741	(523,941)
Prepaid expenses and other current assets, net	(184,055)	(180,747)
Other assets	(71,734)	(77,280)
Accounts payable	115,910	142,199
Advance from customers	(257,595)	(178,097)
Income tax payables	(790,006)	589,435
Accrued expenses and other current liabilities	(41,427)	169,294
Operating lease liabilities	(549,363)	(454,781)
Other liabilities	(353,847)	170,611
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,092,623	2,851,277

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of term deposits	(110,056)	(117,302)
Purchase of long-term investments	-	(698,227)
Purchase of property, plant and equipment	(416,618)	(782,871)
Proceeds from surrender of life insurance policies	681,429	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	154,755	(1,598,400)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from a related party	52,281	56,285
Repayments to a related party	-	(21,107)
Repayments of bank and other borrowings	(1,454,884)	(1,266,583)
Repayments of finance lease liabilities	(65,760)	(76,660)
Distribution of dividends	(124,240)	(138,078)
NET CASH USED IN FINANCING ACTIVITIES	(1,592,603)	(1,446,143)

Effect of exchange rate changes	22,155	(759,940)

NET CHANGE IN CASH AND CASH EQUIVALENTS	$(323,070)	$(953,206)
CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF THE YEAR	$7,147,447	$8,100,653
CASH AND CASH EQUIVALENTS AS OF THE END OF THE YEAR	$6,824,377	$7,147,447

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$145,805	$135,585
Cash paid for income taxes	$1,085,217	$333,132

NON-CASH INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$157,623	$177,581
Remeasurement of operating lease liabilities and right-of-use assets due to lease modifications	$491,617	$-
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$24,944	$61,551
Liabilities assumed in connection with purchase of property, plant and equipment	$8,929	$207

The accompanying notes are an integral part of these consolidated financial statements.

F-25

KOEI GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Koei Group Co., Ltd., previously known as DARINGATE CO., LTD. (“Koei”), is a holding company incorporated in Japan on August 8, 2024. Through its consolidated subsidiaries, Koei is primarily engaged in material recycling, industrial waste management, and IT asset disposal (“ITAD”).

Koei and its subsidiaries included in the consolidated financial statements are collectively referred to herein as the “Company”, “we” and “us” unless specific reference is made to an entity.

Reorganization

On August 8, 2024, Koei acquired 100% of the equity interest in KOEI JAPAN CO., LTD. (“KOEI JAPAN”) by exchanging all 8,580,000 common shares (given effect of the Stock Split, see Note 17) of Koei (amounting to $173,025 or JPY20 million) for all 1,430 common shares of KOEI JAPAN (amounting to $865,126 or JPY100 million). As a result, KOEI JAPAN became a wholly owned subsidiary of Koei. This transaction has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled these two entities before and after the reorganization. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the transaction had become effective as of the beginning of the earliest period presented in the accompanying consolidated financial statements. The difference of $692,101 (or JPY80 million) between the par values has been recognized as an adjustment to additional paid-in capital in all periods presented.

Corporate Structure

As of February 28, 2025, the Company’s major subsidiaries are as follows:

Name	Place of Incorporation	Date of Incorporation	Percentage of Ownership	Principal Activities
KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd. (“KOEI JAPAN”)	Japan	April 20, 1995	100%	Recycled materials sales, industrial waste management and ITAD
KOEISING PTE. LTD., previously known as DARINGATE PTE. LTD. (“KOEISING”)	Singapore	February 17, 2022	100%	Recycled materials sales and ITAD
KOEI (THAILAND) CO., LTD. (“KOEI THAILAND”)	Thailand	January 15, 2024	100%*	ITAD

*	KOEI JAPAN holds a 99.99% ownership interest in KOEI THAILAND, with the remaining 0.01% (equivalent to one share) held by the Chief Executive Officer (“CEO”) of the Company. Given the immaterial impact of the non-controlling interest, no separate presentation was made in the consolidated financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principals of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(b) Foreign Currency

The Company maintains its books and record in its local currency, Japanese YEN (“JPY” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in other income (expenses) in the consolidated statements of operations and comprehensive income.

The reporting currency of the Company is the United States Dollars (“USD” or “$”), and the accompanying consolidated financial statements have been expressed in USD. In accordance with ASC Topic 830-30, “Translations of Financial Statements”, assets and liabilities of the Company whose functional currency is not USD are translated into USD, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of changes in shareholders’ equity.

Translation of amounts from local currency of the Company into $1 has been made at the following exchange rates:

	For the Years Ended
	February 28, 2025	February 29, 2024
Current JPY: $1 exchange rate	149.58	150.73
Average JPY: $1 exchange rate	152.65	143.22

F-26

(c) Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, useful lives and impairment of long-lived assets, valuation allowance of deferred tax assets, uncertain tax positions, valuation of defined benefit plans, allowance for credit losses and implicit interest rate of operating and finance leases. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits in banks and other financial institutions that are unrestricted as to withdrawal or use, and which have original maturities of three months or less. The Company maintains bank accounts in Japan, Singapore and Thailand.

(e) Term Deposits

Term deposits consist of deposits placed with a financial institution with original maturities of greater than three months.

(f) Accounts Receivable, Net

Accounts receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Company’s accounts receivable balances are unsecured, bear no interest and are due upon normally within a year from the date of the sale.

(g) Inventories

Inventories, primarily consist of unprocessed materials and processed/unprocessed recyclables ready for sale, including end-of-life electronics and electronic scrap materials. Inventories are stated at the lower of cost or estimated net realizable value, with cost computed on the first-in, first-out (“FIFO”) basis. The Company records inventory reserves for obsolete and slow-moving inventory and for estimated shrinkage between physical inventory counts. Inventory reserves are recorded based on inventory obsolescence trends, historical experience and application of the specific identification method, if any.

F-27

(h) Long-term Investments

Investments in privately held companies or organizations that do not report NAV per share

Investments in privately held entities that do not report NAV per share are accounted for using a measurement alternative, under which these investments are measured at cost, adjusted for observable price changes and impairments, with changes recognized in other income (expenses).

Investments accounted for under equity method

We use the equity method to account for investments in silent partnerships (or anonymous partnerships), which is a structure similar to limited partnership, that we do not have a controlling financial interest but have the ability to influence the operating and financial policies of the investees as a silent investor, in the following ways: (i) silent investors have the right to make suggestions to the partnership operator during business operations, (ii) the partnership operator is obligated to periodically disclose the operating performance to silent investors, and (iii) the partnership operator must obtain silent investors’ approval prior to terminating the business or disposing of leased assets before the partnership’s maturity.

Under the equity method of accounting, we initially recognize our investments at cost and subsequently adjust the carrying amount of the investments for our share of earnings or losses reported by the investees, distributions received, and other-than-temporary impairments. Losses in excess of the carrying amount of our equity method investments, if any, are recognized when (i) we are unlikely to abandon the investee due to operating considerations, or (ii) it is anticipated that the investee’s return to profitability is imminent. Losses in excess of the carrying amount of our equity method investments are presented as a liability in the consolidated balance sheet.

(i) Property, Plant and Equipment, Net

Property, plant and equipment are measured using the cost model and are stated at cost less accumulated depreciation. Acquisition cost includes mainly the costs directly attributable to the acquisition. Depreciation is calculated using the straight-line and declining balance methods over the estimated useful lives, as more details follow:

	Depreciation Method	Useful Life
Land	Not depreciated	-
Buildings and facilities attached to buildings	Straight-line / Declining balance method	5-39 years
Machinery and equipment	Declining balance method	2-17 years
Vehicles and forklifts	Declining balance method	2-6 years
Tools, furniture and fixtures	Declining balance method	3-15 years
Software*	Straight-line method	5 years

* Represents software that is non-detachable to the hardware.

F-28

The costs incurred for assets that were still under construction as of the year-end were reported as construction in progress. No provision for depreciation is made on the assets under construction until such time as the relevant assets are completed and ready for their intended use.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(j) Intangible Assets, Net

Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets as follows:

Useful Life
Trademark	10 years
Facilities use right	15 years

(k) Corporate-owned Life Insurance Policies

The Company has purchased corporate-owned life insurance policies to insure the life of its CEO. Management considers these policies to be operating assets. These insurance policies are recorded at their cash surrender values, included in other assets in the consolidated balance sheets with change in cash surrender value during the period recorded in selling, general and administrative expenses.

(l) Leases - Lessee

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

We classify our leases as either finance or operating leases. If a lease meets any of the following criteria, we account for it as a finance lease; otherwise, we account for it as an operating lease.

(i)	ownership is transferred from lessor to lessee by the end of the lease term;
(ii)	an option to purchase is reasonably certain to be exercised;
(iii)	the lease term is for the major part of the underlying asset’s remaining economic life;
(iv)	the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or
(v)	the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

The Company recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Company has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company.

As the rates implicit on the Company’s leases for which it is the lessee are not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Company assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

F-29

(m) Impairment of Long-Lived Assets

Long-lived assets with finite lives, primarily property, plant and equipment, intangible assets, operating lease right-of-use assets and finance lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended February 29, 2024, the Company recorded an impairment loss of $220,989 on a deposit for acquisition of property, plant and equipment.

(n) Defined Benefit Plans

The Company has unfunded defined benefit severance indemnity plans, which cover directors and a corporate auditor. Under the defined benefit severance indemnity plans, full-time directors and the corporate auditor of KOEI JAPAN are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause. The projected benefit obligation at February 28 (or 29), the measurement date, is recognized in the consolidated balance sheets. The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the consolidated statements of operations and comprehensive income and includes service cost, interest cost, settlement cost and amortization of actuarial gains and losses, if any. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Settlement cost represents the expense related to the settlement of the defined benefit plans. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined at 10% of the projected benefit obligation.

(o) Revenue Recognition

The Company recognizes revenues under ASC Topic 606, “Revenue from Contracts with Customers”.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales.

F-30

The Company currently generates its revenue from the following main sources:

Sales of Recycled Materials

The majority of the Company’s revenues comes from sales of recycled materials, including electronic scrap from end-of-life electronics, dismantled home appliances, and circuit boards. Revenue is recognized at a point in time when the control of the promised goods is transferred to customers, which is generally when the goods are inspected and accepted by the customers. We do not provide warranties for the recycled materials sold.

Industrial Waste Management and Other Services Revenue

The Company generates waste management revenue by collecting, transporting and disposing of industrial waste. It also provides other miscellaneous services, primarily IT asset disposal, involving the secured destruction or erasure of data from used IT equipment, such as computers and smartphones. The service period normally ranges from one day to one week. Revenue is recognized at a point in time when the promised service is completed.

In certain arrangements where another party is involved in providing specified services to a customer, the Company evaluate whether it acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on the evaluation of whether (i) the Company is primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified good or service. If the terms of a transaction do not indicate the Company is acting as a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

The Company recognizes revenue on a gross basis as the Company is the primary obligor in the transaction, although the Company may outsource part of the disposal process to third-party suppliers during certain transactions, the Company retains cost risk and has full discretion in establishing prices and therefore is the principal in the arrangement.

Payments to customers that are not in exchange for a distinct good or service are recorded as reductions of revenue. The Company makes rebates to certain customers as a consideration for the recyclables obtained from the process of providing industrial waste management services, which will be subsequently processed by the Company and sold to other customers as recycled materials. The rebates amount is determined by mutual agreement between the Company and customers upon the completion of industrial waste management services. Rebates are generally recorded as reductions of revenue upon the receipt of the recyclable materials, in the same period when the corresponding service revenue is recognized. During the years ended February 28, 2025 and February 29, 2024, the Company recorded such rebates of $460,457 and $455,426, respectively.

Contract liabilities

Advance from customers, or contract liabilities, are recorded when customers remit contractual cash payments in advance of the Company satisfying performance obligations under the contractual arrangements, mainly sales of recycled materials. The Company recognizes the advanced payments received as revenue upon the satisfaction of the underlying performance obligations that transfer the control of the promised goods to customers. If the final transaction prices are lower than the advance payments received, the Company will either refund the difference to customers or retain the difference for future transactions, depending on the negotiation between the Company and the customers.

(p) Allowance for Credit Losses

The Company adopted Accounting Standards Updates No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments on March 1, 2022.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of accounts receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. During the year ended February 29, 2024, the Company recorded $2,094 allowance for doubtful accounts for accounts receivable.

(q) Advertising Expenses

The Company expenses advertising costs as they are incurred. Total advertising expenses were $230,451 and $215,192 for the years ended February 28, 2025 and February 29, 2024, respectively, and have been included as part of selling, general and administrative expenses.

(r) Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Customers

For the years ended February 28, 2025 and February 29, 2024, customers accounting for 10% or more of the Company’s total revenues were as follows:

	For the Years Ended
	February 28, 2025	February 29, 2024
Customer A	17%	11%
Customer B	17%	*
Customer C	*	16%

*Less than 10%.

As of February 28, 2025 and February 29, 2024, customers accounting for 10% or more of the Company’s total net outstanding accounts receivable were as follows:

	February 28, 2025	February 29, 2024
Customer A	23%	23%
Customer B	21%	14%

Suppliers

For the years ended February 28, 2025 and February 29, 2024, supplier accounting for 10% or more of the Company’s total purchases was as follows:

	For the Years Ended
	February 28, 2025	February 29, 2024
Supplier A	10%	11%

As of February 28, 2025 and February 29, 2024, supplier accounting for 10% or more of the Company’s total outstanding accounts payable was as follows:

	For the Years Ended
	February 28, 2025	February 29, 2024
Supplier A	15%	11%

F-31

(s) Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment.

(t) Comprehensive Income or Loss

ASC Topic 220, “Comprehensive Income,” establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in shareholders’ equity during a period from non-owner sources.

(u) Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the net income of the Company.

(v) Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC Topic 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

F-32

(w) Income Taxes

Income taxes are accounted for using an asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

(x) Fair Value Measurements

The Company performs fair value measurements in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities;
●	Level 2: inputs other than Level 1 that are observable, either directly or indirectly; or
●	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

As of February 28, 2025 and February 29, 2024, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. Debt that bears variable interest rates indexed to prime also approximates fair value as it reprices when market interest rates change.

(y) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

F-33

(z) Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-09 is effective for public entities for annual reporting periods beginning after December 15, 2023, on a retrospective basis. Early adoption is permitted. The Company adopted this standard on February 28, 2025. See Note 16 for relevant segment disclosures.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvement to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and for annual periods beginning after December 15, 2025 for all other entities, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” to improve disclosures about the nature of expenses in commonly presented financial statement captions. ASU 2024-03 is effective for all public business entities for annual reporting periods beginning after December 15, 2026, on either a prospective or retrospective basis. Early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net were summarized as follows:

	February 28,	February 29,
	2025	2024
Accounts receivable	$1,818,256	$1,359,228
Less: allowance for doubtful accounts	(9,781)	(11,876)
Accounts receivable, net	$1,808,475	$1,347,352

The movements of the allowance for doubtful accounts were as follows:

	For the Years Ended
	February 28, 2025	February 29, 2024
Beginning balance	$11,876	$10,929
Provision for credit loss	9,584	12,498
Recovery of credit loss	(11,726)	(10,404)
Foreign currency translation adjustment	47	(1,147)
Ending balance	$9,781	$11,876

NOTE 4 — INVENTORIES

Inventories consist of the following:

	February 28,	February 29,
	2025	2024
Unprocessed materials	$19,588	$55,030
Recyclables ready for sale	129,711	651,899
Total inventories	$149,299	$706,929

F-34

NOTE 5 — LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	February 28,	February 29,
	2025	2024
Investment in a private organization that does not report NAV per share:
An organization without observable price changes	$67	$66
Investments in silent partnerships accounted for under the equity method	-	211,611
Total long-term investments	$67	$211,677

The Company invested in several silent partnerships (or anonymous partnerships), which primarily engage in aircraft leasing business and apply the declining balance depreciation method. The underlying assets are leased to generate rental income throughout the lease term and are expected to be ultimately sold to generate additional cash flow. The Company expects to receive returns on investment through periodic distributions during the lease term, if any, or upon the maturity of the partnerships.

Losses from equity method investments during the years ended February 28, 2025 and February 29, 2024, were $360,182 and $701,348, including losses in excess of the carrying amount of equity method investments of $151,233 and $184,955, respectively.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	February 28,	February 29,
	2025	2024
Land	$8,294,521	$8,231,238
Buildings and facilities attached to buildings	6,631,563	6,573,161
Machinery and equipment	2,842,536	2,630,720
Vehicles and forklifts	1,122,840	957,462
Tools, furniture and fixtures	551,273	464,736
Software	262,417	214,854
Construction in progress	9,027	56,923
Subtotal	19,714,177	19,129,094
Less: accumulated depreciation	6,626,465	5,833,581
Property, plant and equipment, net	$13,087,712	$13,295,513

Certain property, plant and equipment, mainly land and buildings, in the carrying amount of $11,745,416 and $11,851,559 as of February 28, 2025 and February 29, 2024, respectively, were pledged to secure the Company’s loans, see Note 9.

Depreciation expense was $729,332 and $691,232 for the years ended February 28, 2025 and February 29, 2024, respectively.

NOTE 7 — OTHER ASSETS

Other assets consist of the following:

	February 28,	February 29,
	2025	2024
Deferred income tax assets	$773,426	$879,414
Corporate-owned life insurance policies	68,484	681,258
Security deposits	214,554	205,926
Others	37,730	48,598
Total other assets	$1,094,194	$1,815,196

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	February 28,	February 29,
	2025	2024
Accrued expenses	$257,052	$285,995
Losses in excess of the carrying amount of equity method investments	406,415	250,156
Wage and bonus payables	415,985	409,548
Consumption tax payable	183,322	153,574
Individual income tax withheld on behalf of employees	17,814	59,258
Others	23,655	15,514
Total accrued expenses and other current liabilities	$1,304,243	$1,174,045

F-35

NOTE 9 —BANK AND OTHER BORROWINGS

Bank and other borrowings consist of the following:

Indebtedness	Weighted Average Interest Rate(1)	Weighted Average Years to Maturity(1)	Balance as of February 28, 2025	Balance as of February 29, 2024
Unsecured loans
Fixed rate loan borrowed under revolving line of credit	0.09%	0.03	$668,539	$663,438
Variable rate loans borrowed under revolving lines of credit	1.03%	0.15	6,016,847	5,970,941
Non-interest bearing loan(2)	0.00%	N/A	85,239	33,425
Total	1.12%	0.18	$6,770,625	$6,667,804

Long-term loans
Secured loans(3)
Variable rate loans	1.33%	5.83	$6,317,690	$7,198,301
Subtotal	1.33%	5.83	6,317,690	7,198,301

Unsecured loans
Fixed rate loans	0.02%	0.07	223,559	439,143
Variable rate loans	0.11%	0.38	544,431	867,591
Subtotal	0.13%	0.45	767,990	1,306,734
Aggregate outstanding principal balance of long-term loans	1.46%	6.28	7,085,680	8,505,035
Less: unamortized debt issuance costs			(154,871)	(201,969)
Less: current portion			(1,114,145)	(1,259,452)
Non-current portion			$5,816,664	$7,043,614

(1)	Pertained to information for loans outstanding as of February 28, 2025.
(2)	Borrowed from Ryuma Iwamoto, the CEO of KOEISING, who is also a director and principal shareholder of the Company, for working capital purpose, with the balance due on demand.
(3)	Pledged by property, plant and equipment of the Company.

The Company borrowed loans from various financial institutions for the purpose of purchasing property, plant and equipment, and for working capital purpose.

As of February 28, 2025 and February 29, 2024, the Company had $6,685,386 and $6,634,379 of the short-term loans borrowed under revolving lines of credit with multiple banks and financial institutions, with maximum available amounts of the same. These agreements automatically renew annually unless canceled. Borrowings typically have one-month terms, renewed at the lender’s discretion.

The Company’s secured long-term loans are subject to covenants requiring maintenance of specified ratio of net assets, avoiding consecutive operating losses, and restrictions on material changes to the Company’s primary business activities. The Company incurred insurance costs of JPY52,500,000 for these loans, of which $154,871 and $201,969 remained unamortized as of February 28, 2025 and February 29, 2024, respectively. These costs are presented as a direct deduction from the carrying amounts of the loans.

Interest expense for bank and other borrowings was $143,659 and $133,719 for the years ended February 28, 2025 and February 29, 2024, respectively.

F-36

As of February 28, 2025, future minimum payments for loans are as follows:

Years ending February 28 (29),	Principal Repayment
2026	$7,927,036
2027	1,156,411
2028	1,062,281
2029	1,050,515
2030	1,022,142
Thereafter	1,637,920
Total	$13,856,305

NOTE 10 — LEASES – AS A LESSEE

The Company has entered into operating leases mainly for offices, parking lots, facilities and warehouses purposes, with terms ranging from one to eighteen years. Additionally, the Company has finance leases for certain office equipment, production equipment, and vehicles, with terms ranging from five to seven years.  The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the consolidated financials.

During the years ended February 28, 2025 and February 29, 2024, one operating lease was guaranteed by the CEO of the Company.

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease term. Finance lease costs include amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with initial term of twelve months or less are not recorded in the consolidated balance sheets.

The components of lease costs are as follows:

	For the Years Ended
	February 28, 2025	February 29, 2024
Finance lease costs
Amortization of finance lease right-of-use assets	$65,596	$76,718
Interest on finance lease liabilities	2,146	1,866
Total finance lease costs	67,742	78,584
Operating lease costs	554,394	475,448
Short-term lease costs	8,755	8,344
Total lease costs	$630,891	$562,376

The following table presents supplemental information related to the Company’s leases:

	For the Years Ended
	February 28, 2025	February 29, 2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$2,146	$1,866
Operating cash flows from operating leases	535,236	470,371
Financing cash flows from finance leases	65,760	76,660
Non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	24,944	61,551
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	157,623	177,581
Remeasurement of operating lease liabilities and right-of-use assets due to lease modifications	491,617	-

Weighted average remaining lease term (years)
Finance leases	3.37	3.57
Operating leases	1.45	1.22

Weighted average discount rate (per annum)
Finance leases	0.86%	0.82%
Operating leases	1.91%	2.59%

F-37

As of February 28, 2025, the future maturity of lease liabilities is as follows:

Years ending February 28 (29),	Finance Lease	Operating Lease
2026	$57,710	$439,806
2027	44,556	167,954
2028	31,548	-
2029	12,938	-
2030	6,488	-
Thereafter	3,470	-
Total undiscounted lease payments	156,710	607,760
Less: imputed interest	(2,370)	(24,866)
Present value of lease liabilities	154,340	582,894
Less: lease liabilities, current	(56,609)	(416,401)
Lease liabilities, non-current	$97,731	$166,493

NOTE 11 — DEFINED BENEFIT PLANS

The Company has unfunded defined benefit severance indemnity plans under which qualified directors and the corporate auditor of KOEI JAPAN are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on years of service and other factors. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

In October 2024, the Company made a one-time settlement payment of $511,759 to Eiko Iwamoto, the former corporate auditor of KOEI JAPAN and the wife of the Company’s CEO, upon her retirement, in accordance with the defined benefit plan.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of the Company for the years ended February 28, 2025 and February 29, 2024. The Company’s measurement date for defined benefit plans is February 28 or 29.

	For the Years Ended
	February 28, 2025	February 29, 2024
Service cost	$130,991	$143,632
Interest cost	24,055	24,869
Settlement	5,352	-
Amortization of Gain or Loss	(191)	-
Net periodic benefit cost	$160,207	$168,501

Benefit obligations

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) for the years ended February 28, 2025 and February 29, 2024:

	For the Years Ended
	February 28, 2025	February 29, 2024
Beginning balance of PBO	$2,298,293	$2,464,486
Service cost	130,991	143,632
Interest cost	24,055	24,869
Actuarial loss (gain)	163,605	(95,791)
Curtailments	93,087	-
Settlements	(511,759)	-
Foreign currency translation adjustment	15,617	(238,903)
Ending balance of PBO	$2,213,889	$2,298,293

The accumulated benefit obligation was $1,807,033 and $1,788,979 as of February 28, 2025 and February 29, 2024, respectively.

The following table presents the after-tax amount of the Company’s plans deferred in accumulated other comprehensive income (loss) that has not yet been recognized as a component of net periodic benefit cost as of February 28, 2025 and February 29, 2024:

	For the Years Ended
	February 28, 2025	February 29, 2024
Net actuarial loss (gain)	$15,280	$(152,961)
Total	$15,280	$(152,961)

Amount recognized in other comprehensive income (loss), net of tax, for the years ended February 28, 2025 and February 29, 2024, is as follows:

	For the Years Ended
	February 28, 2025	February 29, 2024
Net actuarial loss (gain)	$166,010	$(63,222)
Total	$166,010	$(63,222)

Assumption

The following table presents the weighted-average assumption used to determine the PBO of the Company’s plans as of February 28, 2025 and February 29, 2024, respectively, and the net periodic benefit cost for the years then ended:

	As of February 28, 2025	As of February 29, 2024
Discount rate	1.71%	1.06%

The Company generally determines the discount rate for its defined benefit plans by referencing indices for long-term, high-quality debt securities and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Cash Flows

As of February 28, 2025, the expected future benefit payments are as follows:

Years ending February 28 (29),	Expected Payments
2026	$11,994
2027	14,214
2028	16,246
2029	18,094
2030	20,269
Thereafter	2,335,237
Total	$2,416,054

F-38

NOTE 12 - INCOME TAXES

Japan

The Company conducts its major businesses in Japan and is subject to tax in this jurisdiction. For the years ended February 28, 2025 and February 29, 2024, substantially all taxable income of the Company was generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 34.00% for KOEI JAPAN for the years ended February 28, 2025 and February 29, 2024; and 21.37% for Koei for the period from its incorporation on August 8, 2024 to February 28, 2025, as a holding company.

Singapore

KOEISING is incorporated in Singapore and subject to income tax rate at 17% statutory tax rate with respect to the assessable income generated from Singapore.

Thailand

KOEI THAILAND is incorporated in Thailand and subject to income tax rate at 20% statutory tax rate with respect to the assessable income generated from Thailand.

For the years ended February 28, 2025 and February 29, 2024, the Company’s income tax expenses are as follows:

	For the Years Ended
	February 28, 2025	February 29, 2024
Current	$295,227	$924,315
Deferred	196,002	(232,090)
Total	$491,229	$692,225

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations and comprehensive income to the Japanese statutory tax rate for the years ended February 28, 2025 and February 29, 2024 is as follows:

	For the Years Ended
	February 28, 2025	February 29, 2024
Japanese statutory tax rate	34.00%	34.00%
Effect of income tax rate difference under different tax jurisdictions	(0.21)%	0.91%
Effect of expenses not deductible	2.45%	1.96%
Effect of changes in valuation allowance	(0.25)%	0.92%
Effect of tax payments and dues	(6.93)%	(0.90)%
Other adjustments	0.24%	(2.58)%
Effective tax rate	29.30%	34.31%

During the year ended February 29, 2024, the Company underwent a tax examination conducted by the Japanese tax authority for the income tax returns filed by KOEI JAPAN for the years ended February 28, 2021 through 2023. The liabilities on the income tax exposure were determined to be JPY3.61 million (approximately $24,000) based on the outcome of the examination, which were paid by the Company in December 2023 and recorded as income tax expenses in the consolidated statement of operations and comprehensive income for the year ended February 29, 2024.

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities on February 28, 2025 and February 29, 2024 are presented below:

	February 28,	February 29,
	2025	2024
Deferred income tax assets:
Revenue and expense adjustments	$16,002	$220,376
Lease liabilities	228,767	202,879
Employee benefit obligations	752,722	781,419
Allowance for credit losses	-	71,393
Net operating losses	6,380	22,123
Losses in excess of carrying amount of equity method investments	140,211	87,068
Others	19,223	19,866
Subtotal	1,163,305	1,405,124
Less: valuation allowance	(6,380)	(22,123)
Total deferred income tax assets, net	$1,156,925	$1,383,001

Deferred income tax liabilities:
Revenue and expense adjustments	$(120,720)	$(135,480)
Change in cash surrender value of life insurance policies	(23,284)	(159,138)
Right-of-use assets	(239,021)	(206,342)
Others	(474)	(2,627)
Total deferred income tax liabilities	$(383,499)	$(503,587)

Deferred income tax assets, net (included in other assets)	$773,426	$879,414

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assesses the ability to realize its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

F-39

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company’s projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that the Company will utilize the benefits of these deferred tax assets as of February 28, 2025 and February 29, 2024. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Company, effects by market conditions, effects of currency fluctuations or other factors.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of February 28, 2025 and February 29, 2024, the management considered the Company did not have any significant unrecognized uncertain tax positions. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from February 28, 2025. Open tax years in Japan are five years. The Company’s income tax returns filed in Japan for the tax years up to the year ended February 28, 2023 were examined by the relevant tax authorities.

NOTE 13 — SHAREHOLDERS’ EQUITY

No common share was issued during the years ended February 28, 2025 and February 29, 2024.

As of February 28, 2025 and February 29, 2024, there were 8,580,000 shares of common share issued and outstanding. The number of shares reflects 1) the retrospective presentation of the share issuance on August 8, 2024, resulting from the recapitalization between entities under common control; and 2) the effect of the Stock Split, see Note 17 for details.

During the years ended February 28, 2025 and February 29, 2024, the Company declared and distributed cash dividends of $124,240 and $138,078, respectively.

Legal reserve set aside as appropriation of retained earnings and legal capital surplus

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act. Legal reserves may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval of the General Meeting of Shareholders.

NOTE 14 – DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consist of the following:

	For the Years Ended
	February 28, 2025	February 29, 2024
Sales of recycled materials	$42,048,099	$34,112,949
Industrial waste management and other services	1,789,662	1,744,231
Total	$43,837,761	$35,857,180

Changes in the Company’s advance from customers for the years ended February 28, 2025 and February 29, 2024 are presented in the following table:

	For the Years Ended
	February 28, 2025	February 29, 2024
Advance from customers as of the beginning of the year	$319,129	$539,895
Net cash received in advance during the year	12,810,101	18,970,492
Revenue recognized (consumption tax included) from opening balance of advance from customers	(315,115)	(513,960)
Revenue recognized (consumption tax included) from advance from customers arising during current year	(12,752,580)	(18,634,629)
Foreign currency translation adjustment	(2,834)	(42,669)
Advance from customers as of the end of the year	$58,701	$319,129

F-40

NOTE 15 – RELATED PARTY TRANSACTIONS

During the year ended February 29, 2024, the Company engaged Nufika LLC (“Nufika”), for consulting services, mainly U.S. market research, for which $58,906 in consulting fees were incurred and recorded in selling, general and administrative expenses. As of February 29, 2024, Nufika was controlled by relatives of the Company’s CEO, including Robert Wagner and Maki Wagner, who were appointed as the Chief Business Officer and Chief Communications Officer, respectively, as well as directors of Koei, in February 2025.

During the year ended February 28, 2025, the Company engaged Robert Wagner and Maki Wagner for consulting services related to its initial public listing (the “IPO”) and U.S. business development. Consulting fees of $28,553 were incurred and recorded in selling, general and administrative expenses.

In March 2025, the Company completed the acquisition of 51% equity interest in Nufika for a cash consideration of $1 million. Nufika has been converted from a limited liability company (LLC) to a C-Corporation and renamed “Koei US, Inc.”

Also see Note 9, 10 and 11 for more transactions with related parties.

NOTE 16 – SEGMENT REPORTING

The Company’s chief operating decision maker (“CODM”), Chief Executive Officer, reviews consolidated results of operations to make decisions, therefore the Company views its operations and manages its business as a single operating segment. The Company’s revenues for its single operating segment are derived from sales of recycled materials and providing industrial waste management and other services.

The accounting policies for the single operating segment are the same as those described in Note 2. The CODM evaluates performance for the Company’s single operating segment and decides how to allocate resources based on the Company’s consolidated net income that it reported in the consolidated statements of operations and comprehensive income as net income. The measure of segment assets is reported in the consolidated balance sheets as total assets. The CODM allocates resources across the Company based on consolidated net income derived during the annual budgeting process and throughout the year in monitoring actual results compared to budget and updated forecasts. These results are used to assess segment performance.

Segment information

The following table summarizes selected financial information with respect to the Company’s single operating segment and reportable segment for the years ended February 28, 2025 and February 29, 2024:

	February 28,	February 29,
	2025	2024
Revenues	$43,837,761	$35,857,180
Less:
Cost of goods sold	(30,153,343)	(22,085,842)
Other costs of revenues	(5,860,317)	(5,990,763)
Total cost of revenues	(36,013,660)	(28,076,605)
Salaries and welfare expenses	(1,885,053)	(1,902,176)
Outsourcing and professional expenses	(1,769,509)	(549,311)
Business and office expenses	(636,251)	(699,551)
Lease expenses	(396,214)	(337,809)
Travel expenses	(231,316)	(312,458)
Advertising expenses	(230,451)	(215,192)
Depreciation and amortization expenses	(121,149)	(186,003)
Impairment loss and allowance for credit losses	-	(223,083)
Retirement expenses	(160,208)	(168,501)
Taxes and dues	(147,847)	(142,229)
Entertainment expenses	(158,349)	(169,256)
Total selling, general and administrative expenses	(5,736,347)	(4,905,569)
Income from operations	2,087,754	2,875,006
Interest expense	(145,805)	(135,585)
Loss from equity method investments	(360,182)	(701,348)
Other income (expenses)	94,547	(20,596)
Income before income tax expenses	1,676,314	2,017,477
Income tax expense	(491,229)	(692,225)
Net income	$1,185,085	$1,325,252

As of February 28, 2025 and February 29, 2024, and for the years then ended, substantially all of our long-lived assets and revenues generated were attributed to the Company’s operations in Japan.

NOTE 17 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through September 22, 2025, which is the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as disclosed below.

In March 2025, the Company established a subsidiary, EPJ CO., LTD., which is wholly owned by Koei.

Effective May 27, 2025, the Company approved to increase its number of authorized shares from 1,600 to 40,040,000.

Effective September 8, 2025, the Company approved a stock split of the Company’s issued and outstanding shares of common share, at a ratio of 30,000-for-1 (the “Stock Split”). As of February 28, 2025 and immediately prior to the Stock Split, there were 286 shares of common share issued and outstanding. As a result of the Stock Split, the Company has 8,580,000 shares of common share issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

On September 17, 2025, the Company entered into a Stock Acquisition Right Allotment Agreement (the “SAR Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”) pursuant to which the Company allotted 171,600 stock acquisition rights to HeartCore on September 22, 2025 in exchange for professional services rendered in connection with its IPO. HeartCore may exercise the stock acquisition rights from October 1, 2025 to September 30, 2035, and under the condition that the IPO is completed, to purchase 2% of the fully diluted shares of the Company’s common share as of the day prior to the IPO date, for an exercise price per share of US$0.01 (JPY1), subject to adjustment as provided in the SAR Agreement. The stock acquisition rights were fully vested upon allotment.

As of the date of the consolidated financial statements are issued, the Company has renewed all of its short-term loans borrowed under revolving lines of credit.

F-41

[_________] American Depositary Shares

Representing [_______] Common Shares

Koei Group Co., Ltd.

PROSPECTUS

Roth Capital Partners

[________], 2026

Through and including [______], 2026 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Article 330 of the Companies Act of Japan (which we refer to as the “Companies Act”) makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors and corporate auditors. Section 10 of the Civil Code, among other things, provides in effect that:

1.	Any director or corporate auditor of a company may demand advance payment of expenses considered necessary for the management of the affairs of such company entrusted to the director or corporate auditor;

2.	If a director or a corporate auditor of a company has defrayed any expenses considered necessary for the management of the affairs of such company entrusted to the director or corporate auditor, the director or corporate auditor may demand reimbursement therefor and interest thereon after the date of payment from such company;

3.	If a director or a corporate auditor has assumed an obligation necessary for the management of the affairs of such company, the director or corporate auditor may require such company to perform it in the director or corporate auditor’s place or, if it is not due, to furnish adequate security; and

4.	If a director or a corporate auditor, without any fault on the director or corporate auditor’s part, sustains damage through the management of the affairs of such company, the director or corporate auditor may demand compensation therefor from such company.

Pursuant to the Articles of Incorporation of the Company and pursuant to Article 427 of the Companies Act, the Company may enter into agreements with non-executive directors and corporate auditors to limit their liability to the Company with respect to loss or damage caused by their acts stipulated in Article 423 of the Companies Act, respectively. However, the amount of such limited liability shall be the minimum liability limit stipulated by laws and regulations. The Company has no “non-executive directors” under the Companies Act.

In addition, our articles of incorporation include limitation of liability provisions, pursuant to which we can exempt, by resolution of our board of directors, our directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations including Article 426, Paragraph 1 of the Companies Act.

We maintain, at our expense, a directors’ and officers’ liability insurance policy for each of our directors and corporate auditors. The policy insures each of our directors and corporate auditors against certain liabilities that they may incur in their capacity as a director or corporate auditor.

II-1

Item 7. Recent Sales of Unregistered Securities.

Historical Common Equity Transactions

Since its inception on August 8, 2024, the Company engaged in the following unregistered stock issuances:

Founder Shares

On August 8, 2024, DARINGATE CO., LTD. (now known as Koei Group Co., Ltd. (“Koei Group”)) issued (i) 146 common shares to Mamoru Iwamoto for ¥10,200,000, (ii) 120 common shares to Ryuma Iwamoto for ¥8,400,000, and (iii) 20 common shares to Eiko Iwamoto for ¥1,400,000.

Forward Stock Split

Effective September 8, 2025, Koei Group approved a stock split of the Koei Group’s issued and outstanding common shares, at a ratio of 30,000-for-1 (the “Stock Split”).  As of September 8, 2025 and immediately prior to the Stock Split, there were 286 common shares issued and outstanding. As a result of the Stock Split, Koei Group has 8,580,000 common shares issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

Stock Acquisition Rights

On September 22, 2025, the Company allotted 171,600 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on September 17, 2025 in connection with the Service Agreement, dated as of April 11, 2024, between Koei Japan (formerly Koei Shoji Co., Ltd.) and HeartCore. The stock acquisition right is exercisable upon a successful listing on the NYSE American or the Nasdaq and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 2%, subject to adjustment as provided in the 1st Stock Acquisition Rights Allotment Agreement, dated September 17, 2025, between Koei Group and HeartCore.

We believe that each of the foregoing issuances was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

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Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description
1.1***	Form of Underwriting Agreement

3.1*	Articles of Incorporation

4.1***	Form of Representative’s Warrants

5.1***	Opinion of City-Yuwa Partners regarding the validity of common shares being registered

5.2***	Opinion of Anthony, Linder & Cacomanolis, PLLC regarding the validity of Representative’s Warrants being registered

10.1**	Share Purchase Agreement, dated as of March 10, 2025, among Koei Group Co., Ltd. (formerly Daringate Co., Ltd.), Nufika LLC, Robert Wagner, Maki Wagner, and Hannah Wagner.

10.2**	Service Agreement, dated as of April 11, 2024, between Koei Japan (formerly Koei Shoji Co., Ltd.) and HeartCore Enterprises, Inc.

10.3**	Amendment No. 1 to Service Agreement, dated as of September 17, 2025, between Koei Japan (formerly Koei Shoji Co., Ltd.) and HeartCore Enterprises, Inc.

10.4**	1st Stock Acquisition Rights Allotment Agreement, dated September 17, 2025, between Koei Group Co., Ltd. and HeartCore Enterprises, Inc.

21.1**	List of Subsidiaries

23.1***	Consent of MaloneBailey, LLP

23.2***	Consent of City-Yuwa Partners (included in Exhibit 5.1)

23.2***	Consent of Anthony, Linder & Cacomanolis, PLLC (included in Exhibit 5.2)

24.1***	Power of Attorney (included on the signature page of this registration statement)

107***	Filing Fee Table

*	Filed herewith.
**	Previously filed.
***	To be filed upon amendment.
†	Includes management contracts and compensation plans and arrangements

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Item 9. Undertakings.

(a)	The undersigned registrant (which we refer to as the “Registrant”) hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The Registrant hereby undertakes:

(1)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tokyo, Japan on this 30th day of January 2026.

Koei Group Co., Ltd.

By:
Mamoru Iwamoto
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mamoru Iwamoto as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer, President and Director	January 30, 2026
Mamoru Iwamoto	(Principal Executive Officer)

	Chief Financial Officer, Chief Strategy Officer, and Director	January 30, 2026
Tomonari Takayama	(Principal Financial and Accounting Officer)

	Chief Marketing Officer, Chief Revenue Officer, and Director	January 30, 2026
Katsumi Kato

	Chief Operating Officer and Director	January 30, 2026
Ryuma Iwamoto

	Chief Business Officer and Director	January 30, 2026
Robert Wagner

	Chief Communications Officer and Director	January 30, 2026
Maki Wagner

	Chief Branding Officer and Director	January 30, 2026
Sachiko Tozawa

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America of Koei Group Co., Ltd., has signed this registration statement on January 30, 2026.

COGENCY GLOBAL INC.

By:
Name:	Colleen A. De Vries
Title:	Sr. Vice President on behalf of Cogency Global Inc.

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